ANNUAL REPORT 2006

Profound Customer Trust [For the year ended March 31, 2006]

SHISEIDO







HANA HIRAKU

This moment.

This life.

Beautifully.



THE SHISEIDO WAY

❑ With our customers

Through the creation of true value and exceptional quality, we strive to help our customers realize their dreams of beauty, well-being and happiness.

❑ With our business partners

Joining forces with partners who share our aims, we act in a spirit of sincere cooperation and mutual assistance.

❑ With our shareholders

We aim to win the support of our shareholders by retaining earnings for future investments and paying dividends which come from sound business results, and to uphold their trust through transparent management practice.

❑ With our employees

The individuals who make up our workforce — in all their diversity and creativity — are our most valuable corporate asset. We strive to promote their professional development and to evaluate them fairly. We recognize the importance of their personal satisfaction and well-being, and seek to grow together with them.

❑ With our society

We respect and obey all laws in all regions in which we do business.
Safety and preservation of the natural environment are our highest priorities.
In cooperation with local communities and in harmony with international society, we call on our cultural resources in creating a global, beautiful, cultured lifestyle.

Shiseido commenced operations as Japan's first Western-style pharmacy in Tokyo's Ginza district in 1872. The name Shiseido derives from a Chinese expression meaning "praise the virtues of the great Earth, which nurtures new life and brings forth new values." In line with this expression, our founding spirit of "serving our customers and contributing to society by integrating all things on Earth to create new value," lives on in our corporate mission of "identifying new, richer sources of value to create beauty in daily lives and culture." This policy has led to high-value-added products and services in the cosmetics and other businesses promoting people's beauty and well-being.

Having positioned the three years from April 2005 to March 2008 as a period of "growth and advancement," Shiseido is promoting its Three-Year Plan aimed at maximizing growth potential and improving profitability.

Our Three-Year Plan comprises three key themes: "to become thoroughly committed to customer-oriented marketing," "to give Shiseido a solid profit structure" and "to improve the execution and speed of all reforms."

Through the successful implementation of these reforms, we aim to achieve profound customer trust and assist society, customers and all people experience "This moment. This life. Beautifully."

Contents

Notes:
1. "Shiseido", the "Group", the "Shiseido Group" and the "Companies" refer to Shiseido Company, Limited and its consolidated subsidiaries.
2. All names of brands, lines and products are italicized.

Financial Highlights

Shiseido Company, Limited, and Subsidiaries
For the years ended March 31, 2004, 2005 and 2006

	Millions of yen (Except per share data)			Percent change	Thousands of dollars (Note 3) (Except per share data)
	2004	2005	2006	2006/2005	2006
Operating Results (For the year):					
Net sales	¥624,248	¥639,828	¥670,957	+4.9%	$5,711,733
Income from operations (Note 1)	37,478	26,529	38,879	+46.6	330,972
Net income (loss)	27,541	(8,856)	14,436	—	122,890
Financial Position (At year-end):					
Total assets	¥626,730	¥701,095	¥671,842	−4.2%	$5,719,262
Shareholders' equity	374,550	359,004	373,899	+4.1	3,182,933
Per Share Data (In yen and U.S. dollars):					
Net income (loss) (Note 2)	¥ 64.9	¥ (21.5)	¥ 34.4	—	$ 0.29
Shareholders' equity (Note 2)	903.7	866.5	906.1	+4.6%	7.71
Cash dividends	22.0	24.0	30.0		0.26
Financial Ratios:					
Operating profitability (Note 1)	6.0%	4.1%	5.8%		
Return on equity (ROE)	7.6	(2.4)	3.9		

Notes: 1. Income from operations and operating profitability for fiscal years up to March 31, 2005 have been retrospectively restated to reflect changes in accounting policies for the fiscal year ended March 31, 2006.
2. Net income (loss) per share (primary) is calculated based on the weighted average number of shares outstanding during each respective year. Shareholders' equity per share is calculated based on the number of shares outstanding at the end of each respective year.
3. All dollar amounts herein refer to U.S. currency. Yen amounts have been translated, solely for the convenience of the reader, at the rate of ¥117.47 to US$1 prevailing on March 31, 2006.

Net Sales / Overseas Sales Ratio


(Billions of yen)
(%)
590.0
621.3
624.2
639.8
671.0
22.4
24.8
26.0
27.5
29.4
02
03
04
05
06
Net Sales
Overseas Sales Ratio

Income from Operations / Operating Profitability


(Billions of yen)
(%)
23.2
47.1
37.5
26.5
38.9
3.9
7.6
6.0
4.1
5.8
02
03
04
05
06
Income from Operations
Operating Profitability

Net Income (Loss) / ROE


(Billions of yen)
(%)
(22.8)
24.5
27.5
(8.9)
14.4
(6.4)
7.0
7.6
(2.4)
3.9
02
03
04
05
06
Net Income (Loss)
ROE

Breakdown by Geographic Segment
(For the year ended March 31, 2006)

Net Sales


9.5%
70.9%
12.7%
6.9%

Income from Operations


17.2%
68.3%
11.4%
3.1%

Japan Americas Europe Asia/Oceania

Notes: Segment sales represent sales to external customers only and do not include intersegment sales or transfers.
Unallocatable costs have not been deducted for income from operations by segment.

Forward-Looking Statements

In this annual report, statements other than historical facts are forward-looking statements that reflect the Company's plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause actual results and achievements to differ from those anticipated in these statements.

Major Brands / Lines by Business Segment

Cosmetics



87.2%
79.5%

This core Shiseido Group business is centered on SHISEIDO, internationally recognized as a prestige brand, and offers various brands / lines to meet customer needs in diversifying purchase styles.

SHISEIDO



clé de peau
BEAUTÉ



clé de peau BEAUTÉ

Shiseido Benefiance



Benefiance

BÉNÉFIQUE



Bénéfique

ELIXIR SUPERIEUR



Elixir Superieur
[September 2006 Launch]



MAQUillAGE



Maquillage



INTEGRATE



Integrate
[August 2006 Launch]

Non-Shiseido Brands



Jean Paul
GAULTIER



Jean Paul GAULTIER



d'ici là & co.



d'ici là



IPSA



IPSA

Toiletries



9.1%
0.7%

This business plays a key role in expanding the number of Shiseido users, with products for clean, healthy and comfortable lifestyles.



TSUBAKI



Tsubaki



洗 顔 専 科



Sengan Senka



SEA BREEZE.



SEA BREEZE

Others



11.4%
12.1%

The professional, pharmaceuticals, health & beauty foods and other businesses provide products and services that help create a beautiful culture.



ZOTOS



ZOTOS



Q10
AA



Q10 Series



SuppleX



Supplex

Notes: Breakdown by business segment is for the fiscal year ended March 31, 2006.
Outer circle shows share of total net sales. Inner circle shows share of total income from operations (before deductions for unallocatable costs).

In the year ended March 31, 2006, which was the first year of the Three-Year Plan toward "growth and advancement," we steadily increased both sales and earnings by aggressively investing management resources and promoting fundamental restructuring. We will strive to gain deeper trust among all stakeholders by ensuring the continued momentum of these reforms and by promoting further reforms for growth and profitability.





SHINZO MAEDA
President & CEO (Representative Director)

Results for the Year Ended March 31, 2006

In the year under review, the first year of the Three-Year Plan, we aimed to maximize our growth potential and improve profitability by making proactive allocations of resources and implementing fundamental reforms.

As a result, net sales increased 4.9 percent compared with the previous fiscal year to ¥671.0 billion as the cosmetics business performed strongly according to plan in Japan and grew significantly overseas, centered on China. Due to marketing cost reductions in the toiletries business achieved through "distinction and concentration," as well as a reduction in personnel expenses due to the implementation of our Special Early Retirement Incentive Plan in the fiscal year ended March 2005, income from operations increased 46.6 percent year-on-year to ¥38.9 billion, raising the operating profitability ratio 1.7 percentage points to 5.8 percent. Despite an impairment loss on fixed assets and a loss on withdrawal from certain businesses, net income was ¥14.4 billion, compared with a net loss in the previous fiscal year.

Strategic Initiatives in the First Year of the Three-Year Plan

The Three-Year Plan promotes "becoming thoroughly committed to customer-oriented marketing," "giving Shiseido a solid profit structure," and "improving the execution and speed of all reforms." By pursuing these themes, we aim to maximize brand value and transform Shiseido into a company that consistently achieves operating profitability above 10 percent over the medium to long term.

Starting from the year under review, we focused on implementing three key strategies: "reforming domestic marketing activities," "accelerating expansion of the China business" and "fundamental restructuring."

In the area of reforming domestic marketing activities, we focused on refining our brands/lines, which act as a valuable management resource in connecting Shiseido with its customers. We undertook brand strategy renovation and promoted our "mega line" concept aimed at acquiring the number-one position in each category. *Maquillage* and renewed *Uno*, both launched in August 2005, *Aqua Label*, launched in February 2006, and *Tsubaki*, launched in March 2006, all acquired top market share in their respective categories. The effects of concentrating marketing spending to establish "broad and strong" brands/lines were apparent as sales of core lines other than mega lines also showed steady growth.

At the same time, we innovated the activities of our Beauty Consultants to raise corporate value from the point of contact with customers. Under my direct control, we initiated a company-wide project to identify issues in creating a working environment in which Beauty Consultants can devote themselves to their primary role, and established concrete action plans. Under one of these plans, we shifted from evaluation standards for Beauty Consultants based on sales figures and quantitative targets for recommendation items to evaluations from customers themselves. This new customer satisfaction evaluation system was introduced on a preliminary

Overview of Shiseido's Three-Year Plan



Expanding Growth
Overseas
Domestic Businesses (Thinking Beyond Individual Business Frameworks)
New Development
Reinforcing customer-oriented expenditures & human resources
Chinese Market
Product Strategy
×
Distribution Strategy
×
Communication Strategy
Growth Markets
Marketing Reforms
Health & Beauty Care Mail Order Sales
"Distinction & Concentration" Allocating Capital Gained through Restructuring
Strategic Investment
Strategic Investment
Profitability → Generating Investment Funds
Improving Organizational Capability
Withdrawal from Unprofitable Businesses
Reduction of Cost of Goods
Fixed Costs Reduction
Personnel System Reforms
Organizational Reforms
Corporate Governance Reforms
"Maximization of Brand Value" and "Stable Attainment of Operating Profitability above 10%"

basis at one-third of our sales locations nationwide.

These measures have had a definite effect, as over-the-counter sales of domestic cosmetics exhibited a strong recovery trend.

In accelerating expansion of the China business, we achieved further progress by positioning China as the symbol of Shiseido's growth and advancement. At department stores, we made intensive expenditures for our exclusive China brand *AUPRES* and global lines under SHISEIDO to enhance sales counters, advertising and sales promotion, leading to significant increases in sales of both brands. In the "voluntary chain store" channel, we aggressively developed our operations by executing contracts with over 1,000 cosmetic specialty stores, as planned.

As for fundamental restructuring, we intensively promoted cost structure reforms to improve our profitability. In particular, we regained profitability in the toiletries business by concentrating management resources and efficiently deploying expenses in the three cleansing areas (shampoo/conditioners, body soap and facial cleansers). In addition to increasing productivity by reorganizing domestic production facilities into four factories, we withdrew from brands/lines and businesses that contribute little to earnings. Initiatives included deciding on the liquidation of underperforming overseas brands and the transfer of the female sanitary product business.

For the final year of the Three-Year Plan, the fiscal year ending March 2008, we have set an operating profitability target of 8 percent. In the first year of the Plan, we exceeded initial plans for both net sales and income from operations set at the beginning of the year, and achieved operating profitability of 5.8 percent, exceeding our original target of 4.9 percent.

Within Shiseido itself, I sense that my resolve to break down and rebuild the company structure if necessary has spread and that as a result, all employees are strongly determined to achieve these reforms.

Our reforms have only just started, but I believe we are laying the groundwork for our transformation into a company that ranks as a globally competitive company.

■ Key Strategies in the Year Ending March 31, 2007

The current fiscal year ending March 31, 2007 is the second year of the Three-Year Plan, and critical to its success. It is not an exaggeration to say that our progress over the coming year will decide whether or not we can achieve the goals of the Plan. To secure the growth trajectory of the year ended March 31, 2006, it is necessary to further accelerate reforms and steadily implement action plans. We will therefore maintain and strengthen growth strategies for the year, including "reforming domestic marketing activities," "accelerating expansion of the China business" and "aggressive expansion into growth markets." We will also take our fundamental restructuring initiatives one step further through measures such as withdrawing from underperforming businesses and brands/lines and drastically reducing fixed costs.



"In the first year of the Three-Year Plan, we achieved our initial numerical targets, and my resolve to break down and rebuild the company structure if necessary has spread."

"The current fiscal year is critical to achieving the goals of our Three-Year Plan. To pave the way toward further growth initiated in the first year of the Plan, we will accelerate reforms and steadily implement action plans."

Reforming Domestic Marketing Activities

A brand, which is a valuable management resource that links Shiseido with its customers, can only be called a "genuine brand" if it embodies all of the following elements: a sense of absolute reliability and reassurance, commanding presence, adoration and pride. We must continue refining the SHISEIDO brand as a genuine brand, and the domestic marketing reforms hold the key.

These reforms have involved integrating the cosmetics and toiletries business divisions in April 2006 with the aim of building an organization tailored to customer purchasing behavior. This entailed regrouping our marketing system into strategic business units by product category and sales channel. To thoroughly implement 100 percent customer-oriented marketing, we took our existing function-oriented organization back to the zero point and reorganized it from the point of view of how we can best serve our customers. The reorganization served to reduce overlapping business areas to achieve synergy within the Shiseido Group while clarifying uncompetitive brands/lines that need to be withdrawn. At the same time, our R&D division, which is the source of value in our product creation efforts, integrated the Research Center and the Institute of Beauty Sciences to establish the new Beauty Solutions Development Center, and changed to a system in which development of products and beauty methods proceeds in tandem from the initial stage.

The aim of these organizational changes is to promote brand strategy renovation and to develop and nurture "broad and strong" brands/lines. In the current fiscal year, we will continue to evolve the mega lines we have already launched so that each maintains the leading position in its respective category. In addition, during the first half of the year, we plan to launch *Elixir Superieur*, a new large-scale skincare line, and *Integrate*, a new makeup line for the self-selection market.

We plan to innovate the activities of our Beauty Consultants further through measures such as holding workshops on sales counter service targeting all Beauty Consultants, as well as implementing the new customer satisfaction evaluation system throughout Japan.

Based on this platform, we have initiated sales reforms in the current fiscal year. From April 2006, to match sales activities with customer purchasing behavior in each channel, we introduced a sales force structure tailored to the voluntary chain store, structured retailer, wholesale distribution and other channels.

Accelerating Expansion of the China Business

In the Chinese cosmetics market, the retail environment — our customer contact point — is changing drastically. To meet this challenge, we will work to further solidify Shiseido's current competitive edge in the market by establishing clear brand- and channel-specific strategies for marketing that meet customer needs. For *AUPRES*, which has become an acknowledged brand in China, we will work to strengthen brand value by introducing a new higher-end line. In the voluntary chain store channel, we will introduce a new brand

"Three Declarations" of the Three-Year Plan

Declaration	Thorough customer-oriented marketing
Declaration	Rebirth as a company with a solid profit structure
Declaration	Improve the execution and speed of all reforms

Integration of Cosmetics and Toiletries


Cosmetics
Toiletries
Skincare
Makeup
Men's
Body
Hair
Sanitary
Other
Lines that deeply entrench customer contact points
Lines that expand customer contact points
SHISEIDO
SHISEIDO FITIT
SHISEIDO FINE TOILETRY
Concentrate on the "three cleansing areas"
Downsize/Withdraw

*◎, ○ and △ represent approximate sales volume as of March 2006
◎ = high volume, ○ = medium volume, △ = low volume

exclusively for this channel to strengthen product and promotional activities, in addition to increasing the number of individually owned cosmetics specialty stores handling Shiseido products to 1,700.

We expect the overseas sales ratio to exceed 30 percent one year ahead of plans by achieving robust growth outside Japan, driven by China.

Aggressive Expansion into Growth Markets

Looking ahead, we are also aggressively developing business in promising growth markets. The "health & beauty care" market is especially attractive, given rising customer interest in health along with beauty and the emergence of an aging society. Until now, Shiseido has responded to this market through two separate divisions: health & beauty foods and pharmaceuticals. Reorganizing these two businesses by removing the boundary that separates them will enhance our ability to respond to customers and contribute to their beauty and health.

In the mail-order and e-commerce business, another growth market, we are making proactive expenditures in existing brands and working to develop a new one that we expect to launch during the fiscal year ending March 2008.

Promoting Further Restructuring

Toward our goal of achieving operating profitability of 8 percent in the fiscal year ending March 2008, we will work during the current fiscal year to resolve domestic and overseas structural issues so that we can enjoy the results of those efforts throughout the following year.

In Japan, we will use the business integration of cosmetics and toiletries as an opportunity to once again review the entire cost structure in order to streamline fixed expenses and increase marketing cost-effectiveness to a greater extent. Moreover, we will promote further "distinction and concentration" in regard to brands/lines that contribute little to earnings, and also review the cost structure, including relevance to sales channels. Overseas, we will execute fundamental structural reforms particularly in North America, where profitability is low.

In parallel with this business restructuring, we will strive to advance production and distribution efficiency. While increasing the productivity of the four factory system in Japan established through reorganization during the year ended March 2006, we will work to further lower the cost of sales ratio by promoting cost-reduction initiatives, especially for new products. We also aim to streamline distribution infrastructure by promoting reform both in Japan and overseas.

Improvement of Organizational Capability, and Shareholder Returns Policy

To improve the execution and speed of the Three-Year Plan, we will promote revision of our personnel systems. The success of our reform efforts depends on people. If we fail to raise the effectiveness of every

8 Percent Operating Profitability Target



2006
2008
Cost of Sales
26.4%
Improved productivity
Cost of sales reduction
Cost of Sales
25.5%
Rationalization in domestic cosmetics business
Restructuring of North American businesses
SG&A
67.8%
Supply chain reforms
SG&A
66.5%
Constant ratio of marketing costs
Operating Profitability
5.8%
Operating Profitability
8.0%
(Plan)

Three-Year Plan Management Targets



(Billions of yen)
(Billions of yen)
Net Sales ¥21 billion higher than plan
Operating Profitability of over 8%
Income from Operations ¥6.9 billion higher than plan
Net Income ¥4.4 billion higher than plan
800
600
400
200
0
100
75
50
25
0
–10
639.8
671.0
685
740
26.5
38.9
43
23
14.4
(8.9)
2005
2006
2007 (Forecast)
2008 (Plan)
Net Sales (Left scale)
Income from Operations (Right scale)
Net Income (Right scale)

employee, we cannot achieve our goals. By focusing on performance evaluation, including the introduction of a term of office for certain administrative positions and eligibility for promotion at a younger age, we will create more flexible employment conditions that raise employee motivation and strengthen organizational capabilities. In the area of corporate governance, we will work to clarify the responsibilities and strengthen the capabilities of top management by setting term limits for corporate officers and introducing rules for promotion, demotion and retirement as decided through discussions centered on the Nomination Advisory Committee established last year. In addition, the newly introduced external director system will help strengthen the Board of Directors' supervisory functions by separating those functions from operational execution.

For returns to shareholders, we have set a "total return ratio," which represents the amount of profits returned to shareholders — the sum of dividends paid and share buybacks — as a proportion of consolidated net income. We will continue with our medium-term total return ratio target of approximately 60 percent.

"This moment. This life. Beautifully."

In July 2005, Shiseido formulated its new corporate message, "This moment. This life. Beautifully." This message mirrors Shiseido's corporate mission of "identifying new, richer sources of value to create beauty in the lives and culture of those we serve." It is a wide-ranging declaration to the public that Shiseido will continue on its journey to become a more thoroughly customer-oriented company in order to respond to the worldwide desire to "live beautifully."

The Three-Year Plan comprises serious reforms for reshaping Shiseido. The fiscal year ended March 2006 was by no means an easy one; however, by progressing step by step we were able to achieve definite results and a brighter outlook throughout the company. The current fiscal year ending March 2007 will be a year of further major reforms. I remain committed to facing every issue head-on and working to resolve it. At the same time, we will continue to actively fulfill our corporate social responsibilities, which include compliance and corporate ethics, to make the SHISEIDO corporate brand shine even brighter and earn the trust of all stakeholders.

We look forward to your continued support as we embrace the challenges of the future.

June 29, 2006



SHINZO MAEDA
President & CEO (Representative Director)

"By improving the execution and speed of all reforms and resolving domestic and overseas structural issues, we will achieve operating profitability of 8 percent in the final year of the Three-Year Plan."

"I will face every issue head-on, no matter how difficult, to ensure the success of these reforms and earn the trust of all stakeholders."



Brands

We are further strengthening our brand strategy renovation to refine our brands, which are valuable assets that link Shiseido with its customers.

Satisfaction

We will continue to innovate the activities of Beauty Consultants so that they can devote themselves to truly satisfying customers and earning their trust.

Profound Customer

The Three-Year Plan, which commenced from the fiscal year ended March 2006, is a series of reforms to maximize growth potential and improve profitability. In our growth strategy, we are proceeding with thoroughly customer-oriented marketing reforms in Japan and working to expand overseas, particularly in China.

In the year ending March 2007, based on a reformed organizational structure, we will work to thoroughly execute and further strengthen initiatives begun in the previous year – "renovation of brand strategy," "innovating the activities of Beauty Consultants," "accelerating expansion of the China business" and "aggressive expansion into growth markets" – while undertaking "sales reforms" as well.

Through these measures and based on an asset called profound customer trust, we aim to maximize brand value and transform Shiseido into a company that consistently achieves operating profitability above 10 percent.

Integration

Reorganizing business divisions into an optimum framework from the customer's standpoint will let us fully exert synergies within the Shiseido Group.

Global

We will accelerate business development in China, our symbol of growth and advancement, by matching brand strategy with customer needs.

rust

Overview of Growth Strategy for the Fiscal Year Ending March 31, 2007



Year Ended March 31, 2006
Year Ending March 31, 2007
Undertake customer-oriented marketing reforms in Japan
Renovate brand strategy
Introduce mega lines
Establish a category-based marketing structure
Innovate activities of Beauty Consultants
Review activities of Beauty Consultants
Adopt customer satisfaction evaluation system
Sales reforms
Create a channel-specific sales force structure
Expand into new markets
Aggressively expand into domestic growth markets
Reorganize the health & beauty care domain
Reinforce investment in health & beauty care and mail order & e-commerce markets
Develop globally
Accelerate expansion of the China business
Develop channel- and brand-specific strategies
Strengthen response to globalization
Reestablish brand strategy

We are further strengthening our brand strategy renovation to refine our brands, which are valuable assets that link Shiseido with its customers.

Renovation of Brand Strategy

In the three years from the fiscal year ended March 2006, we are promoting thoroughly customer-oriented marketing by renovating our brand strategy with the aim of refining our brands/lines, valuable assets that link us with our customers. Under the policy of "distinction and concentration," we are fundamentally reorganizing the formerly segmented portfolio for SHISEIDO's regional lines into two broad categories: lines that expand customer contact points, which aim to lead their categories in a wide range of channels; and lines that deeply entrench customer contact points, which cultivate customer relationships in limited retail channels.

Category-based Marketing Structure

To nurture "broad and strong" brands/lines, it is important to identify competitors in each cosmetic category such as makeup, skincare and haircare, and provide value that overwhelms competitors. In April 2006, we established a system to develop leading lines by regrouping the organization into strategic business units based on product categories and sales channels that enable selective and concentrated resource allocation within each unit. At the same time, we assigned a brand manager responsible for all marketing to each business unit. Brand managers coordinate overall planning and direction of everything from creating lines to advertising, public relations and specific sales promotions. Using this category/channel–based framework as a starting point, we will review the marketing process in the current fiscal year. By carrying out advertising and promotional planning in tandem with product development from the initial stage, and by incorporating customer evaluations at each stage, we will establish the most effective marketing plan.


SHISEIDO
MAQUILLAGE

To promote the *Maquillage* line, the first step in our mega line strategy, we use four image models who reflect the diverse values of modern women.


TSUBAKI

High-impact promotions for the March 2006 launch of *Tsubaki* included large-scale sampling events in nine major cities.

Introducing Mega Lines

The pillar of our brand strategy renovation is our "mega line" concept, in which we aim to create leading lines in their respective categories. This concept focuses on merging and reorganizing existing lines to enable intensive, effective spending in nurturing lines with new value that earn the overwhelming support of customers.

In August 2005, we launched *Maquillage* in the makeup category and renewed the *Uno* line in the men's category. Within six months, due to the successful implementation of 100 percent customer-oriented product development and the effect of intensive marketing expenditures, sales and recognition levels for these two mega lines had significantly exceeded original projections. Both *Maquillage* and *Uno* have become established as top lines in their respective categories. In February 2006, in the skincare category of the self-selection market centered on drugstores, we launched the *Aqua Label* line. In addition, in March 2006 we launched *Tsubaki* in the extremely competitive haircare category. *Tsubaki* is a mega line that symbolizes the integration of the cosmetics and toiletries businesses, as it was created by combining the haircare marketing teams previously distributed between these two businesses.

Communication of its high-grade value and a promotional campaign of a scale never before undertaken immediately drove *Tsubaki* to the top market position upon its launch, and Shiseido to the position of leading manufacturer in the haircare market. Such value creation and dynamic marketing were only possible because of the business integration.

The mega line concept will be put to the test in the current fiscal year. In the first half, we plan to launch *Elixir Superieur*, a new large-scale skincare line, and *Integrate*, a new non-counseling makeup line. We must achieve successful launches of these new mega lines while thoroughly strengthening those already in the market. Mega lines introduced during the previous fiscal year all attained high recognition and exhibited strong initial performance. During their second year in the market, however, we must carry out ongoing promotions that heighten customer understanding and support for the high quality of these mega lines in order to realize their genuine satisfaction. In this way, we will nurture "broad and strong" brands/lines unrivaled by other companies.

■ Framework of Categories and Brands/Lines

	Category	Main Brands/Lines	
Brands/lines that expand customer contact points	Skincare	*Elixir Superieur**	*Haku*
		*Aqua Label**	*Sengan Senka*
	Makeup	*Maquillage**	*Integrate**
	Bodycare	*Anessa*	*Ag+*
	Haircare	*Tsubaki**	*Super Mild*
	Men's	*Uno**	*Adenogen*
Brands/lines that deeply entrench customer contact points	Department stores	*clé de peau BEAUTÉ*	
		Bio-Performance	*Benefiance*
	Voluntary chain stores	*Bénéfique*	*Qiora*
	Other selectives	*Kesho-wakusei*	*&Face*
		Deliaid	*Soka-Mocka*

*Mega line

Maquillage has acquired the number-one position in its category, and we will work to keep it there.

Maquillage, launched in August 2005, was created by absorbing two former popular makeup lines, *Piéds Nus* and *Proudia*. Departing from our traditional approach of pursuing only seasonal fashion trends, we are focusing on building up brand value. Because we intend to solidify the top position in the category, we are aiming for a growth target of ¥50 billion in over-the-counter sales annually, exceeding the sum of sales of the two former lines.

Maquillage targets women who desire to continue refining their own beauty regardless of age. We aimed to satisfy women with high regard for authenticity, quality and "mature beauty" by offering higher prestige value. In creating our advertising, we analyzed the purchasing patterns and values of Japanese women and focused on four particularly strong types out of the seven we identified. That is the reason behind our use of four image models and one factor in gaining empathy among a large number of women. To promote sales through a broad range of channels, we concentrated on developing sales corners tailored to a variety of spaces. I believe we have the brand manager system to thank for our ability to strategically allocate marketing expenditures to achieve the best overall results.

The fiscal year ending March 2007, *Maquillage*'s second year in the market, will be a test of its true strength. We will build up brand value through product development while strengthening advertising activities that emphasize its quality, and work to maintain its top position in the market.



ATSUSHI SHIMOMURA
Brand Manager
Makeup Products Marketing Unit

We will continue to innovate the activities of Beauty Consultants so that they can devote themselves to truly satisfying customers and earning their trust.

Beauty Consultants – Representing Shiseido Itself

Debuting in 1934 under the title "Miss Shiseido," Shiseido's Beauty Consultants offer personal counseling to bring out the individual beauty of each customer. Beauty Consultants are Shiseido's strength, both qualitatively and quantitatively. They convey our value directly to our customers and embody our spirit of *omotenashi* (hospitality). In essence, they represent Shiseido itself. In the Three-Year Plan, based on the idea that we will become unrivaled if customer evaluation at the sales counters improves dramatically, we are innovating the activities of our Beauty Consultants to raise corporate value at the point of contact with customers. Only when Beauty Consultants are able to devote themselves to truly satisfying customers and earning their trust, we will have achieved the goal of our reforms, which is to implement 100 percent customer-oriented marketing.



Beauty Consultants aim to raise corporate value at the point of contact with customers through activities that realize genuine customer satisfaction.

Nationwide Adoption of the Customer Satisfaction Evaluation System

The core support of our efforts to innovate Beauty Consultant activities is the introduction of our customer satisfaction evaluation system. This entails abolishing the main indices previously used for evaluating Beauty Consultants—sales figures and quantitative targets for recommendation items—and replacing them with indices of customer satisfaction and trust. Beauty Consultants distribute at least one questionnaire per day for customers to fill out and return via mail. We provide feedback to Beauty Consultants based on the contents of returned questionnaires, which are also reflected in performance evaluations. Beauty Consultants can verify their own personal strengths and weaknesses and use this knowledge to serve customers in a way that achieves greater satisfaction.

In October 2005, we introduced this system on a preliminary basis at 22 domestic sales locations, one-third of the total. Six months later, we were gratified to receive over 40,000 cards, many of which evaluated our Beauty Consultant services highly, with messages such as "I've never received such wonderful service" and "I like Shiseido more now." Receiving feedback from the results of the questionnaires helps to motivate Beauty Consultants to improve their own performance, leading to stronger bonds with customers at sales counters. From April 2006, we commenced using the system at all sales branches throughout Japan to further the efforts of Beauty Consultants nationwide to satisfy customers and earn their trust.

In addition to conducting customer satisfaction evaluations on a nationwide basis, wherever possible we will remove impediments preventing Beauty Consultants from fulfilling their primary mission and introduce measures to innovate their activities. By accelerating their implementation, including ongoing enhancement of customer service workshops aimed at improving Beauty Consultant skills, we will focus on providing customers with the experience of a "better Shiseido" at sales counters and deepen customer trust.

Analyzing and summarizing questionnaires received from customers and providing Beauty Consultants with feedback will contribute to improving service at sales counters.

■ Opinions Concerning the Customer Satisfaction Evaluation System


Neutral evaluations
25%
Positive evaluations
75%

Examples of customer opinions

[Positive evaluations]

- I'm happy to have an opportunity to say thank you for such wonderful service, which is often difficult to express directly.
- I think it's great that Shiseido has chosen to pay attention to providing solid day-to-day service rather than depend solely on its brand name.

[Neutral evaluations]

- Regardless of whether or not you distribute questionnaires, I have always received good service.

Shared Activity Vectors

In tandem with the rollout of these measures, we will strengthen activities at the front line of sales, which includes sales divisions as well as Beauty Consultants. We will work to strengthen communication and to raise the awareness of Beauty Consultants and sales divisions in order to position activities to meet as many new customers as possible and to keep existing customers beautiful as the shared objective of employees on the front line of sales. We will link the contents of the activities of sales divisions and Beauty Consultants and align their activity vectors through means such as reflecting the customer satisfaction evaluations of Beauty Consultants in the performance evaluations of sales supervisors. By doing so, we will unite the front line of sales to create a major groundswell of reform from the sales counters that will be the driving force behind our success in reforming domestic marketing activities.

We, the Beauty Consultants, are the ones who know customers best. Changing our activities has strengthened our ability to delight customers.

Over the last couple of years, Beauty Consultants, sales representatives and stores have been working together to find ways of encouraging customers to make repeat visits. This focus on the front line of sales was in synch with the timing of the Three-Year Plan's reforms. The combination of these two initiatives is creating a great deal of momentum.

Our activities have changed significantly with the introduction of the customer satisfaction evaluation system. Without a sales target, we can concentrate on finding the best beauty solution for each customer, and not having to focus on uniform recommendation items gives us greater freedom. If customers are satisfied, results are sure to follow. We were uneasy at first, because the questionnaires are tied to performance evaluation, but now we look forward to hearing what customers think – which had been difficult to do before. The new system has encouraged every Beauty Consultant to think more seriously about how to provide services that delight customers. We are in closer touch with customers and there are more smiles at the sales counters.

The purpose of a Beauty Consultant's activities is not just a one-sided effort to make customers more beautiful. Rather, it is to work together with customers to find and achieve each person's own beauty. As a Beauty Consultant, I will continue to pursue customers' delight with a smile on my face and gratitude in my heart.



Beauty Consultant YAMADA
Saitama Branch
Shiseido Sales Co., Ltd.

Integration

Reorganizing business divisions into an optimum framework from the customer's standpoint will let us fully exert synergies within the Shiseido Group.

Sales Reforms in the Cosmetics and Toiletries Businesses

In order to achieve "growth and advancement" in a changing retail environment with ongoing industry restructuring, it is important to offer products at sales counters in each channel in a form best suited to that channel's customers. In order to promote sales and marketing activities that match customer purchasing behavior, we will completely review the mission and role of sales representatives. This entails redesigning the sales force structure into one that better meets the specific needs of each sales channel and market, while making maximum use of the Shiseido Group's sales resources. With the integration of the cosmetics and toiletries businesses in April 2006, we introduced a channel-specific sales force structure that reorganizes front-line sales functions into the voluntary chain store, structured retailing, department store and wholesale distribution channels.

■ Channel-Specific Sales Force


Voluntary Chain Stores
Structured Retailers
Department Stores
Wholesalers
Branches (59)
Branch offices (9)
Sales divisions (11)
Department store sales divisions (7)
Wholesaler sales divisions (6)
Community-based sales
Approach to specialty store groups
Negotiation power
Sales space creation
Strengthened development of selected stores in each region
Cooperation with large retail groups

Building a Channel-Specific Sales Force Structure

Strengthening sales capabilities in structured retail channels, which center on the rapidly growing affiliated drugstore groups, is an important issue. To deal with the headquarters of nationwide structured retailers from April 2006, we have expanded our three existing sales divisions, which served the three metropolitan areas, to establish 11 sales divisions that cover all of Japan. Based on this structure, we will reinforce sales activities by combining the sales functions of the former cosmetics and toiletries businesses to form a sales team, replacing the former system in which headquarter negotiations for each business were conducted separately. We will increase our ability to provide solutions and negotiate by sharing the skills of the former toiletries business at gathering and analyzing information and making proposals in the self-selection market. At the store level, we will establish a more efficient sales process to ensure that decisions by headquarters are implemented at each store.


SHISEIDO

In winter 2005, the former cosmetics and toiletries businesses jointly exhibited new products at six locations throughout Japan. The exhibitions garnered favorable response from more than 2,000 attendees from the retail industry.

For the voluntary chain store channel, our network of individually owned cosmetic specialty stores, we will regroup the sales force into branches that enhance community-based sales and nine regional branch offices that oversee wide-area markets. Branches will support the creation of attractive sales corners that maximize the unique features of each store and work to vitalize sales counters. Branch offices will formulate wide-area sales strategies in addition to responding to affiliated groups trending toward wide-area expansion and enhance our business model based on coexistence and co-prosperity.

Sales in the wholesale distribution channel were formerly carried out by branches of the toiletries business. From April 2006, however, the newly established wholesaler sales divisions have assumed this responsibility. While strengthening cooperation with large retail groups, which are covered by sales divisions for structured retailers, the wholesaler sales divisions will collaborate with wholesalers to create sales spaces and increase the number of other retailers that handle Shiseido products.

Reorganizing the Health & Beauty Care Sector

In the rapidly growing "health & beauty care" market, Shiseido has been conducting separate health & beauty foods, pharmaceutical and fine chemical businesses for quite some time. In order to respond accurately to changing markets and customer trends, however, we have merged and reorganized businesses in this sector by removing the boundaries between them. From the current fiscal year ending March 2007, we will strengthen our responsiveness in this area through two new businesses: "healthcare" and "frontier science." The healthcare business provides foods and over-the-counter drugs to meet beauty- and health-promoting needs of a broad range of customers. The frontier science business provides medical-use drugs, raw materials developed from cosmetic ingredients, cosmetic dermatology treatments and other products to its customers, who are primarily doctors and research institutes.

In particular, we will develop the healthcare business to contribute to the beauty and health of customers by further strengthening collaboration with the cosmetics business, centered on supplements and other products that promote beauty by acting internally, and by taking full advantage of the collective strengths of the Shiseido Group.

Through these initiatives, we will reinforce our aggressive expansion into growth markets.

■ The New Health & Beauty Care Organization


To consumers
To pharmaceutical companies, research institutes, doctors, etc.
•Cosmetics
•Quasi-drugs
Health & beauty foods
Over-the-counter drugs
Medical-use drugs
Cosmetic dermatology treatments
•Chromatography
•Raw material
Healthcare Business
Frontier Science Business
Collaboration
Cosmetics Business

Taking advantage of Shiseido's collective strengths, we will raise negotiation capabilities and steadily actualize our proposals at each store.

Through my daily sales activities, I kept feeling that retailers today want "all-Shiseido" proposals that do not separate cosmetics and toiletries. The business integration of April 2006 has created a framework that will let us meet their needs, or in other words, the needs of the end-use customers.

From July 2005, a newly formed sales task force has served as a simulation for the business integration. The business practices of the cosmetics and toiletries businesses were very different, and there were many issues. In order to enhance our ability to negotiate with the headquarters of structured retailers and actualize our proposals at each store, we had to combine the brand recognition of Shiseido cosmetics with the sales expertise of the toiletries business. Under the same mission, all task force members participated in identifying problems and finding practical solutions. Being able to make an "all-Shiseido" proposal to each retailer that includes the entire range of Shiseido cosmetics and toiletries has given us a strong advantage, and we have been able to secure more sales space than originally expected. This was apparent in the case of *Tsubaki*, where the whole Group acted in unison.

We intend to increase the benefits of integrating these businesses by sharing with all sales representatives the problems task force members identified and how they were resolved, and by developing a record of our practical experience in applying various measures to achieve certain results.



KIYOMI HYOZAWA
Sales Department, Structured Retail Stores

We will accelerate business development in China, our symbol of growth and advancement, by matching brand strategy with customer needs.

Further Growth of the China Business

The China business, a driver of Shiseido's growth, has expanded rapidly since commencing sales of items imported from Japan in 1981. As planned, sales growth exceeded 30 percent for the year ended March 2006. However, the retail environment has been changing significantly as major global competitors strengthen their operations in China. In order to thoroughly enhance Shiseido's presence in the current Chinese market and achieve further growth in this challenging situation, we must promote a clear, forward-looking brand- and sales channel-specific strategy. We will work toward this in the current fiscal year ending March 2007 by launching products and promotions that meet customer needs in each sales channel.


AUPRES
SHISEIDO

AUPRES, launched in 1994 based on research on Chinese women's skin, is consolidating its position as a brand that represents China.

Channel- and Brand-Specific Strategy

In the department store channel, we plan to further raise the value of the *AUPRES* brand, which has acquired top share in Chinese department stores handling the brand. Developed to meet the specific needs of Chinese women, *AUPRES* continues to be supported as an acknowledged brand produced and sold exclusively in China. To further solidify this competitive advantage, we will introduce a line with higher value than the existing selection and intensify in-store promotions.

In the voluntary chain store channel, we will further accelerate the pace of new store contracts with individually owned cosmetics specialty stores, which are rapidly increasing. In the fiscal year ended March 2006, we achieved a network of over 1,000 stores in the Shiseido Chain Store network. In the current fiscal year, we intend to increase the number of accumulated store contracts to 1,700. Efforts to provide our expertise in voluntary chain store management nurtured in Japan have helped spread our spirit of *omotenashi* (hospitality) to Chinese cosmetics stores and earned strong support from their owners. In the current year, we will develop a stronger lineup by introducing a new brand tailored to the voluntary chain store channel.



The meticulous, community-based customer service of Shiseido Chain Stores with original cosmetics counters has been gaining increased recognition.

In structured retail channels, we will develop a product portfolio that makes full use of the brand strengths of the entire Shiseido Group, including toiletries and pharmaceuticals. Doing so will enable us to further respond to this promising and growing market.

In November 2005, as part of our efforts to improve the infrastructure supporting the above brand- and channel-specific strategies, we strengthened the R&D functions of Shiseido China Research Center by establishing a new facility approximately 3,000m^2 in area. The new Research Center, which is 10 times larger than the previous facility, undertakes research to develop products for the Chinese market, and is also responsible for conveying new beauty value to the rest of the world through research on Chinese medicine, which is gaining increasing global attention.

■ Channels and Brands in the Chinese Market


Department Stores
Ultra high-end
High-class
Standard
Import
SHISEIDO global lines
Non-Shiseido brands such as IPSA
Import
Exclusive to China; Local production
AUPRES
Local production
SHISEIDO men's and toiletries lines
Non-Shiseido brands such as Za
Local production
Import
SHISEIDO regional lines
Voluntary chain store brands such as PURE&MILD
Local production
Hyperstores
Drugstores
Modern pharmacies
Convenience stores
Structured Retailers
Cosmetics Specialty Stores

Intensifying our Response to Globalization

For the Shiseido Group to expand, it is vital that we accelerate globalization by taking maximum advantage of our brands and the strengths of our overseas operations in 70 countries. In the current fiscal year, we will reestablish our global branding strategy and work to maximize synergy within the Group based on regions and sales channels. We will focus on establishing and strengthening "broad and strong" brands by thoroughly promoting distinction and concentration, as we are doing in our reform of domestic marketing activities. By achieving robust overseas growth through these global strategies, we will steadily progress in building a foundation that puts us on a level with global competitors.

Shiseido's brand image and customer service capabilities were established through many years in China. We will expand and develop our network by making full use of this experience.

What has surprised me most since coming to China is that Shiseido's recognition level from the success of our department store business, which centers on *AUPRES*, is higher than I expected. Our biggest advantage in the voluntary chain store business is having a brand image that is adored by Chinese women.

We accomplished two significant objectives in expanding our network of cosmetics specialty stores across such a vast country. First, in a very short period of time, we executed contracts with the top stores in large and mid-sized urban centers throughout the country, where we installed Shiseido cosmetics sales corners in the very best locations. This fostered a uniform image and widened customer contacts. Second, we were able to develop a framework for training and seminars to convey common information simultaneously to all participating stores. Store training began with reforming their concept of "providing service." In addition to basic training during the initial contract period, we undertake thorough follow-ups after a sales counter is up and running. As a result, the concept of customer satisfaction is steadily taking root.

Currently, we have achieved the number-one sales position in most participating stores. Looking ahead, we will continue to improve distribution and other infrastructure and, with Shiseido's brand image as a backbone, respond to the changing personal needs of customers by enhancing service at sales counters.



YOUICHIRO MATSUOKA
Chain Stores Sales Department
Shiseido China Co., Ltd.

Research and Development Policy



Shiseido China Research Center Co., Ltd. conducts research on Chinese medicine for applications in global markets, in addition to product development for the Chinese market.

Shiseido has R&D bases around the world, including two research centers and the Beauty Solutions Development Center in Japan, as well as facilities in the United States, Europe (France) and Asia (China). In the current fiscal year ending March 2007, we will work to further enhance our global R&D organization by establishing a base in Southeast Asia (Thailand). In particular, we have positioned China as a vital location for R&D as well as sales. In November 2005, we constructed a new building for Shiseido China Research Center Co., Ltd. and significantly expanded its functions.

Backed by these advanced R&D capabilities, Shiseido has received many awards throughout its history from the International Federation of Societies of Cosmetic Chemists (IFSCC), recognized as the highest authority on cosmetic technology. At the 2005 IFSCC Conference held in September in Florence, Italy, we added one more by winning the Conference Award for the best paper, entitled *Optical Rejuvenating Makeup Using an Innovative Shape-Controlled Hybrid Powder.*



The newly established Beauty Solutions Development Center conducts research on beauty theories.

Thus Shiseido's competency in developing superior technologies has led to the creation of various high-value-added products that contribute to the beauty and well-being of customers. However, for a more sophisticated response to our customers' dreams of beauty, it is essential that we provide integrated solutions, involving not only cosmetics, but also supplements, esthetics and other services that work both internally and externally to fulfill customers' desires and alleviate their worries. In strengthening our ability to create such comprehensive solutions, we evolved our R&D organization toward a more customer-oriented perspective in April 2006. This has involved establishing a system in which "hard" elements such as product formulae and packaging are developed in tandem with "soft" elements such as beauty methods and treatments from the initial stage of product creation.

R&D Initiatives

Development of *Haku Melanofocus,* a New Line of Skin-Brightening Treatments


Areas with pigment spots
Area free of pigment spots

A large amount of melanin exists under pigment spots due to overproduction.


Areas with pigment spots
Area free of pigment spots

Active melanocytes increase under pigment spots.

Skin pigment spots are caused by the overproduction of melanin by melanocytes (pigment-producing cells) in the basal epidermal layer. They are induced by factors such as ultraviolet light and give skin a dark appearance.

Through in-depth study of the skin conditions under pigment spots, we discovered chronic mild inflammation that does not exist in areas where the skin is normal and spot-free. We also discovered that m-Tranexamic Acid, an active ingredient developed by Shiseido to brighten skin complexion, counteracts this chronic mild inflammation, thus preventing the formation of pigment spots.

Based on these discoveries, in April 2005 Shiseido launched *Haku Melanofocus*, a new line of skin-brightening treatments formulated with m-Tranexamic Acid. *Haku Melanofocus* is a major hit, with sales exceeding one million units just eight months after its launch in Japan.


Luster-producing effect
Cuticle
Conceptual illustration
Bounce-producing effect
Cortex
Conceptual illustration
Cuticle repair effect
Conceptual illustration
Cortex protection effect
Conceptual illustration
High-purity Tsubaki Oil EX enhances the natural luster and bounce of hair.

Development of *Tsubaki*, a New Haircare Line

To achieve a detailed understanding of the causes and progress of hair damage, Shiseido undertook research on changes in the internal microscopic structure of hair. We found that hair coloring, perm treatments, ultraviolet light and other factors cause the formation of small holes inside the cuticle, the scale-like tissue that covers each hair strand. Further, we determined that hair damage progresses as these cuticle holes expand, causing the cuticle to peel off and protein from the inner tissue, called the cortex, to wash away.

Based on these findings, we searched for a haircare ingredient to maintain and repair the inner structure of hair. As a result, we discovered that hydroxyethyl urea, a derivative of urea, has superior effectiveness in maintaining and repairing damaged cuticle and cortex at the same time. By combining high-purity camellia oil and the hair treatment ingredient polymer nanospheres, we created high-purity Tsubaki Oil EX, which is contained in *Tsubaki*, a new line of haircare products launched in March 2006 that enhances the natural luster and bounce of women's hair.

Putting Intellectual Assets to Work

Shiseido's global and wide-ranging intellectual assets include its high-level R&D and technological capabilities, its superior beauty theories and the expertise of its Beauty Consultants in serving customers at sales counters, as well as intellectual property rights including the SHISEIDO corporate brand, brands/lines, patents and copyrights. Shiseido has conducted its management by using the diverse intangible assets it has been accumulating since the establishment of the company, including these intellectual assets and the employees responsible for them, as well as its relationships of trust with the customers it encounters through its daily activities, symbolized by the "Hanatsubaki Club," a domestic organization of users, and its networks with business partners such as voluntary chain stores. In particular, under the Three-Year Plan that began in the fiscal year ended March 2006, we are intensely allocating management resources in focused strengthening of our brands, which link Shiseido with its customers, customer service, and personnel training to fill Shiseido with "people with their own appeal." Shiseido will continue to nurture the trusted SHISEIDO brand, which is an aggregation of these intangible assets, for the next generation while evolving intellectual asset management to achieve enduring enhancement in corporate value in the future.

Major Intellectual Asset Data (As of March 31, 2006)

Number of Employees	Approx. 15,000 (Japan), Approx. 11,000 (overseas)
Number of Researchers	Approx. 1,000
R&D Expenses	¥16.5 billion in the year ended March 2006 (2.45% of net sales)
Number of Patents	928 (Japan), 252 (overseas) Total 1,180
Number of Stores Handling Shiseido	Approx. 83,000 (Japan), Approx. 39,000 (overseas)
Number of Beauty Consultants	Approx. 10,000 (Japan), Approx. 9,000 (overseas)
Number of Hanatsubaki Club Members	Approx. 5.5 million (Japan)

Corporate Social Responsibility


Corporate Ideals
THE SHISEIDO WAY
(Corporate Behavior Declaration)
THE SHISEIDO CODE
(Corporate Ethics and Behavior Standards)
Company Regulations and Rules
Corporate Behavior and Daily Work Activities



THE GLOBAL COMPACT

The United Nations Global Compact promotes ten principles in the areas of human rights, labor, the environment and anti-corruption.

Basic Policy on Corporate Social Responsibility (CSR)

Since its founding in 1872, the spirit of Shiseido's operations has been to "serve our customers, and contribute to society in general."

The Five Shiseido Principles were established in 1921: Quality first; Co-existence and co-prosperity; Respect for customers; Corporate stability; and Sincerity. Current CSR activities incorporate the spirit embodied in these principles.

To clarify its behavior with regard to principal stakeholders, while acting in the spirit of these principles, Shiseido enacted its Corporate Ideals in 1989 and The Shiseido Way (Corporate Behavior Declaration), which can also be described as the CSR charter, in 1997. The Shiseido Code (Corporate Ethics and Behavior Standards), enacted in 1997 and revised in 2003, provides specific guidelines for achieving this mission.

In September 2004, Shiseido joined the United Nations Global Compact, and pledged to voluntarily fulfill its social responsibilities to the international community as a good corporate citizen.

Shiseido will continue to actively engage in CSR activities with a global perspective from its unique position as a cosmetics company.

CSR Initiatives

Contributing to Society through Cosmetics

Since 1992, Shiseido has been studying and promoting therapeutic makeup with university hospitals and other institutions. Therapeutic makeup is used to cover birthmarks, external injuries and other troubling external features, thus helping brighten the user's spirits. In June 2006, we opened a Social Beauty Care Center in Tokyo's Ginza district to offer therapeutic makeup services to a wide variety of customers. Through free consultation and practice, professional beauty therapists develop personalized makeup regimes that alleviate each customer's concerns while bringing out individual beauty features. We will also introduce our cover foundation for vitiligo at sales outlets in the fall and work to spread this activity.



A beauty therapist provides therapeutic makeup.

Shiseido holds beauty seminars at its business locations throughout Japan at the request of local companies, educational institutions and other organizations. Our Beauty Consultants explain how to use cosmetics correctly and suggest ways to enhance enjoyment of daily life through cosmetics. We also hold courses for the disabled and the elderly, which are attracting attention from the fields of medical care and welfare.

Shiseido Social Contribution Club (Hanatsubaki Fund)

The Shiseido Social Contribution Club (Hanatsubaki Fund), formed in July 2005 and operated chiefly by Shiseido employees, has been steadily accumulating funds through regular payroll donations from participating employees of the Shiseido Group. The Fund also acts as a collection center for emergency relief funds. In addition, it receives donations made by shareholders who have opted to join a shareholder benefit plan established by Shiseido to contribute funds to social assistance organizations, and receives a portion of entrance fees for seminars held by Shiseido. In these ways, Shiseido is expanding participation from employees to include all stakeholders.





Charitable contributions from shareholders in the year under review were donated to the National Committee for the United Nations Development Fund for Women, Japan.

Environmental Measures

Working for global environmental protection throughout its operations, Shiseido formulated Global Eco Standards for all business processes between the fiscal years ended March 1998 and 2002, based on the company's basic environmental policy, the Shiseido Eco Policy, which was introduced in the fiscal year ended March 1993. In addition to acquiring ISO 14001 certification of 16 cosmetics factories to date, we have been collecting and recycling used glass cosmetics bottles in Japan since the fiscal year ended March 2002.





Recycling used glass cosmetics bottles

Encouraging CSR Activities Among Business Partners

In March 2006, Shiseido formulated The Shiseido Group Supplier Code of Conduct aimed at carrying out CSR activities in concert with its business partners – companies that supply us with raw materials and fragrances for product ingredients, as well as packaging, sales promotion goods and other elements. We are broadening our scope of CSR activities by proposing to all of our suppliers, through our business locations in Japan and overseas, behavior standards for legal compliance, labor (including prohibition of child labor, forced labor and discrimination, and control of health and safety), protection of intellectual property rights and confidential information, environmental protection and fair trading practices.



The Shiseido Group Supplier Code of Conduct

Working with Employees

Aiming to create an invigorating corporate culture, Shiseido is pursuing the following personnel measures: 1) Creation of a corporate culture that incorporates diversity; 2) Leader training and promotions that encourage the young and the female employees to participate in decision-making; 3) Review of employee work styles with the aim of supporting work-life balance and improving productivity; and 4) Supporting a balance of work and childrearing to attract excellent personnel.

As one specific measure to create a corporate culture that incorporates diversity, in January 2006 Shiseido established the Hanatsubaki Factory, a special subsidiary primarily for the developmentally disabled. Employees of the Hanatsubaki Factory manufacture and assemble cosmetics with regular employees on production lines at domestic factories. While aiming to make the Hanatsubaki Factory an economically self-sustaining business, we have high expectations for our disabled employees who are working toward their personal independence.

Shiseido also aims to promote greater participation of male employees in childrearing. From April 2005, we began offering an optional two consecutive weeks of paid parental leave in addition to the unpaid parental leave for parents of children up to the age of three years under our established system. During the fiscal year ended March 31, 2006, 16 male employees took parental leave, up from one in the previous year.



A male employee taking paid parental leave.

Please refer to the CSR Report (English version on website only) for further details on our CSR activities.
http://www.shiseido.co.jp/e/eco/

Corporate Governance Policy

Maximizing corporate and shareholder value, fulfilling social responsibilities and achieving sustainable growth and development are key to continued support as a valuable company by all stakeholders (customers, business partners, shareholders, employees and society). Based on our awareness of this, Shiseido is setting higher standards of corporate governance.

Corporate Governance Structure

Composed of nine members, the Board of Directors of Shiseido Co., Ltd. is able to make decisions swiftly. The Board of Directors meets once a month to discuss all significant matters.

Through the introduction of a corporate executive officer system, we are separating the decision-making and supervisory functions of the Board of Directors from the business execution functions of corporate officers. The Corporate Executive Officer Committee, which acts as the final decision-making body regarding corporate officers' material issues, serves to transfer authority to corporate officers and clarify their responsibilities. Shiseido's President & CEO, who also serves as the COO, chairs this Committee. The term of each director or corporate officer is one year.

To obtain an outside point of view and further strengthen the Board of Director's supervisory function in regard to business execution, Shiseido appointed two external directors from the fiscal year ending March 2007. Inviting external directors allows the Board of Directors to concentrate on making decisions on significant management matters and on its supervisory function, and helps further accelerate operational execution by transferring more authority to corporate officers.

The Board of Auditors consists of two standing auditors, as well as three external auditors with no vested interest in Shiseido. Corporate auditors attend Board of Directors meetings and other important meetings to monitor the directors' business performance from the standpoint of legal compliance and appropriateness.

Shiseido Co., Ltd. appointed KPMG AZSA & Co. as its accounting audit firm on the expiration of the term of office of its previous account auditors, ChuoAoyama PricewaterhouseCoopers.

Management System Unique to Shiseido

In order to improve the transparency and objectivity of management, we established the Remuneration Committee, which sets executive remuneration, and the Nomination Advisory Committee, which nominates candidates for directors and corporate officers. External directors chair both committees to ensure objectivity.

The Remuneration Committee formulated a new system that reduces the proportion of fixed remuneration and increases the performance-linked portion. This new system was introduced from the fiscal year ended March 2006. The amount of performance-linked remuneration is determined based on the achievement level of numerical targets as verified by the Remuneration Committee.

In addition to nominating candidates for executive positions, the Nomination Advisory Committee has been working to develop a new framework for strengthening the capabilities of top management – in other words, for ensuring all executives continue to produce high-level results – through measures such as establishing limits on the terms of corporate officer positions and rules for promotions, demotions and retirements.

Guided by the idea that fulfilling social responsibilities is crucial to sustainable development, we are strengthening our various risk management functions through committees that operate under the direct jurisdiction of the Board of Directors and are composed of members selected from across the company organization. They are

■ Shiseido's Management and Business Execution System



General Meeting of Shareholders
Resolution at the General Meeting of Shareholders based on laws
Appointment, termination
Appointment, termination
Board of Directors, Shiseido Company, Limited
Board of Auditors
Audit
Remuneration Committee
Nomination Advisory Committee
Committees under Jurisdiction of the Board of Directors
Five committees for CSR, Corporate Ethics, Risk Management, Personal Data Protection, and Technology and Quality
Report
Supervision
Corporate Executive Officer Committee
Proposal
Policy Meeting of Corporate Officers
Proposal of material issues based on laws
Resolution, approval
Resolution, approval
Decision-Making Meeting of Each Corporate Officer

the CSR Committee, which address Shiseido's responsibilities to society; the Corporate Ethics Committee, which not only ensures legal compliance, but also works to enforce legitimate and fair business practices from the point of view of corporate ethics; the Risk Management Committee, which deploys and promotes comprehensive risk management to respond to all forms of assumed risk within the company, including overseas operations; the Personal Data Protection Committee, which works to spread and establish a framework for protection of personal data, proactively prevent mishaps in connection with personal data and deal with mishaps should they occur; and the Technology and Quality Committee, which works to reduce technological risks and strengthen the product quality management framework.

Remuneration to Directors, Corporate Auditors and Accounting Audit Firms

Under the new remuneration system for directors and corporate auditors that was introduced in the year ended March 2006, the performance-linked portions, which depend on achievement level of performance targets and share price, together account for approximately 50 percent of total remuneration. These consist of a short-term incentive annual bonus based on each year's performance; medium-term incentive stock options, which are exercisable if the three-year plan targets are met; and long-term incentive stock options, primarily aimed at fostering a profit-based awareness from the perspective of shareholders. This system is designed to provide a medium- to long-term perspective, not just a single-year focus, and to motivate management to become more aware of Shiseido's business performance and share price.

[Remuneration to Directors and Corporate Auditors]

(Year ended March 2006) (Persons; Millions of yen)

	Directors		Corporate Auditors		Total	
	No. of recipients	Amount	No. of recipients	Amount	No. of recipients	Amount
Remuneration based on Articles of Incorporation or resolution of the General Meeting of Shareholders	9	¥214	5	¥106	14	¥320
Profit-sharing bonuses	4	¥ 11	—	—	4	¥ 11
Total		¥225		¥106		¥331

Notes: 1. Remuneration based on Articles of Incorporation or resolution of the General Meeting of Shareholders: Remuneration for directors was within the limit of ¥30 million per month as per resolution of the 89th Annual General Meeting of Shareholders (June 29, 1989), pursuant to Article 269.1.1 of the former Commercial Code of Japan. Remuneration for corporate auditors was within the limit of ¥10 million per month as per resolution of the 105th Annual General Meeting of Shareholders (June 29, 2005).
2. At fiscal year-end, the Company has 7 directors and 5 corporate auditors. The recipient numbers in the above table include 2 retiring directors.
3. In addition to the above amount, the 2 retiring corporate auditors will be paid ¥308 million as per resolution of the General Meeting of Shareholders. This payment is based on the abolishment of the retirement benefit system as per resolution of the 104th Annual General Meeting of Shareholders (June 29, 2004).

[Remuneration to be Paid to Accounting Audit Firms] (Millions of yen)

	Amount
(1) Total amount to be paid by Shiseido Co., Ltd. and its subsidiaries to accounting audit firms	¥98
(2) Of (1), the amount to be paid for audit certification services pursuant to Article 2.1 of the Certified Public Accountants Law	¥98
(3) Of (2), the amount to be paid by Shiseido Co., Ltd. to its accounting audit firm	¥64

Resolution of a Basic Policy for Internal Control Systems Pursuant to the Corporation Law

Aware of its principal duty to design and operate systems to promote legal compliance and fair, efficient business practices, the Board of Directors adopted a basic policy for internal control systems at its meeting in May 2006. This policy sets forth a system to ensure that directors execute their duties in conformance with laws and regulations and with Shiseido's articles of incorporation, as well as a system to ensure the propriety of other business activities. Also included in the policy are the corporate governance structure and management systems unique to Shiseido outlined above.

Above all, with regard to compliance, we have enacted Group-wide Corporate Ideals, The Shiseido Way (Corporate Behavior Declaration) and The Shiseido Code (Corporate Ethics and Behavior Standards), which outlines the standards of behavior that individual Group employees should apply in their work, and are working to promote legitimate and fair business practices. In addition to establishing the Corporate Ethics Committee under the direct jurisdiction of the Board of Directors to develop a framework for promoting legitimate and fair business practices throughout the Shiseido Group, we hold periodic workshops on compliance. We also assign a Code Leader to each office to ensure legitimate and fair business practices. To identify at an early stage and correct actions that contravene the law, the articles of incorporation or other regulations, we have established multiple reporting and consultation help lines, including external lawyers. Moreover, the results of all internal audits carried out within the Group, which audit the soundness of business practices, are reported to directors and corporate auditors.

Through the design and operation of these internal control systems, Shiseido is working to raise corporate value.

Board of Directors, Auditors and Corporate Officers

(As of June 29, 2006)

Directors



Shinzo Maeda
President & CEO
Representative Director



Seiji Nishimori
Vice President
Representative Director
Responsible for China Business



Toshimitsu Kobayashi
Corporate Senior Executive Officer
Director, Responsible for Cosmetics Business Sales
President and Representative Director of Shiseido Sales Co., Ltd.



Yasuhiko Harada
Corporate Executive Officer
Director, Responsible for Investor Relations, Finance, Legal, and General Affairs



Masaaki Komatsu
Corporate Executive Officer
Director, Chief Officer of International Business Division and Professional Business Operations Division



Kimie Iwata
Corporate Officer
Director, Responsible for Personnel, Executive Department, and Consumer Information



Kiyoshi Kawasaki
Corporate Officer
Director, General Manager of Corporate Planning Department



Shoichiro Iwata
External Director
[President & CEO ASKUL Corporation]



Tatsuo Uemura
External Director
[Ph.D, Professor of Graduate School of Law and Faculty of Law Waseda University]

Corporate Auditors

Kiyoharu Ikoma
Corporate Auditor

Isao Isejima
Corporate Auditor

Akio Harada
External Corporate Auditor

Eiko Ohya
External Corporate Auditor

Hiroshi Yasuda
External Corporate Auditor

Corporate Officers

Tadakatsu Saito
Corporate Senior Executive Officer
Chief Area Managing Officer of China
Chairman of Shiseido China Co., Ltd.

Yoshimaru Kumano
Corporate Executive Officer
Responsible for Global R&D

Kohei Mori
Corporate Executive Officer
Responsible for Information System Planning and Logistics

Takao Kakizaki
Corporate Officer
Responsible for Boutique Business, Corporate Culture, Advertising Creation, and Public Relations

Tadashi Noguchi
Corporate Officer
President and Representative Director of FT Shiseido Co., Ltd.

Toshihide Ikeda
Corporate Officer
General Manager of Technology & Engineering Center

Tamio Inaba
Corporate Officer
Responsible for Business Strategy and Marketing of Cosmetics Business

Masayuki Ishimaru
Corporate Officer
General Manager of Sales Department, Specialty Stores

Toshiro Nagaya
Corporate Officer
Responsible for Production Business

Kiyoshi Nakamura
Corporate Officer
Responsible for Technical Affairs

Kazuko Ohya
Corporate Officer
General Manager of Corporate Culture Department

Kazutoshi Satake
Corporate Officer
Responsible for Domestic Non-Shiseido Brand Business

Kazuo Tokubo
Corporate Officer
Responsible for R&D Strategy, Patent, and Basic Research

Takemasa Yamanaka
Corporate Officer
Responsible for Healthcare Business and Frontier Science Business
General Manager of Healthcare Business Division
President and Representative Director of Shiseido Pharmaceutical Co., Ltd. and Shiseido Beauty Foods Co., Ltd.

Yutaka Yamanouchi
Corporate Officer
President and Representative Director of Shiseido Amenity Goods Co., Ltd.

Toshio Yoneyama
Corporate Officer
Responsible for Product Development and Software Development

Global Network

(As of March 31, 2006)

Business Area	Manufacturing/ Sales and Other	Parent Company	Subsidiaries and Affiliates				
		Shiseido Co., Ltd.	Japan: 36	Overseas: 66			Total: 103
				Americas: 14	Europe: 29	Asia/Oceania: 23	
Cosmetics	Manufacturing	Kamakura Factory Kakegawa Factory Osaka Factory	Hanatsubaki Factory Co., Ltd. Shiseido Honeycake Industries Co., Ltd.**	Shiseido America, Inc. Davlyn Industries, Inc.	Shiseido International France S.A.S. (Gien and Val de Loire: 2 factories) Laboratoires Decléor S.A.*	Shiseido Liyuan Cosmetics Co., Ltd.* Shanghai Zotos Citic Cosmetics Co., Ltd. Taiwan Shiseido Co., Ltd.* (Chung-Li and Shin-Tsu: 2 factories) Shiseido (N.Z.) Ltd.* Shanghai Huani Transparent Beauty Soap Co., Ltd.**	12 (16)
	Sales and Other		Shiseido Sales Co., Ltd. Shiseido FITIT Co., Ltd. Shiseido International Inc. d'ici là Co., Ltd. IPSA Co., Ltd. AYURA Laboratories Inc. Ettusais Co., Ltd. KINARI Inc. Fullcast Co., Ltd. Shiseido Beautech Co., Ltd. Beauty Technology Co., Ltd. ETWAS Co., Ltd. Orbit, Inc. AXE Co., Ltd. Beauté Prestige International Co., Ltd. (Japan) InterAct Co., Ltd. Tai Shi Trading Co., Ltd. Pierre Fabre Japon Co., Ltd.**	Shiseido International Corporation Shiseido Cosmetics (America) Ltd. Shiseido of Hawaii, Inc. Shiseido Travel Retail America Inc. Shiseido (Canada) Inc. Shiseido do Brasil Ltda. Beauté Prestige International, Inc. (Miami) Nars Cosmetics, Inc. Zirh International Corporation Decléor U.S.A., Inc.	Shiseido International Europe S.A. Shiseido Europe S.A.S. Shiseido Deutschland GmbH Shiseido Cosmetici (Italia) S.p.A. Shiseido France S.A. Shiseido España S.A. Shiseido United Kingdom Co., Ltd. Beauté Prestige International S.A. Beauté Prestige International GmbH (Germany) Beauté Prestige International S.A.U. (Spain) Beauté Prestige International S.p.A. (Italy) Beauté Prestige International SPRL (Belgium) Beauté Prestige International GmbH (Austria) Beauté Prestige International B.V. (Netherlands) Beauté Prestige International Ltd. (UK) Noms de Code S.A.S. Decléor UK Ltd. Carita S.A. Carita International S.A. Carita UK Ltd. Les Salons du Palais Royal Shiseido S.A. FIPAL S.A. 331 International S.A.S. SMB S.A.S.	Shiseido China Co., Ltd. Shiseido China Research Center Co., Ltd. Beijing Huazhiyou Cosmetics Sales Center Shiseido Dah Chong Hong Cosmetics Ltd. Shiseido Dah Chong Hong Cosmetics (Guangzhou) Ltd. FLELIS International Inc. Shiseido Korea Co., Ltd. Shiseido Thailand Co., Ltd. SAHA Asia-Pacific Co., Ltd. Shiseido (Australia) Pty., Ltd. Shiseido Singapore Co., (Pte.) Ltd. Shiseido Malaysia Sdn. Bhd. Shiseido Philippines, Inc. Shiseido Travel Retail Asia Pacific Pte. Ltd. Beauté Prestige International Pte. Ltd. (Singapore) Tai Tsu Holding Limited**	68
Toiletries	Manufacturing	Kuki Factory	Mieux Products Co., Ltd.				2 (2)
	Sales and Other		FT Shiseido Co., Ltd. Amenity Goods Co., Ltd.				2
Others	Manufacturing		Shiseido Irica Technology Inc.*	Zotos International, Inc.*			2(2)
	Sales and Other		Shiseido Professional Co., Ltd. Shiseido Beauty Salon Co., Ltd. Shiseido Pharmaceutical Co., Ltd. Shiseido Beauty Foods Co., Ltd. The Ginza Co., Ltd. Shiseido Parlour Co., Ltd. Shiseido Kaihatsu Co., Ltd. Shiseido Logistics Co., Ltd. Shiseido Information Network Co., Ltd. Shiseido Astech Co., Ltd. Shiseido Lease Co., Ltd. Shiseido Investment Co., Ltd.	Piidea Canada, Ltd.	Joico Holding B. V. Joico Laboratories Europe B. V. Salle des Fêtes S.A.S.**	Shiseido Professional (Thailand) Co., Ltd. PT. Prana Dewata Ubud	18
Total	Manufacturing	1 (4)	4 (4)	3 (3)	2 (3)	5 (6)	15 (20)
	Sales and Other	—	32	11	27	18	88
	Total	1	36	14	29	23	103
R&D Facilities		Research Center (Shin-Yokohama) Research Center (Kanazawa-Hakkei) Beauty Solutions Development Center (3 facilities)	Shiseido Asia Techno-Center (within Shiseido Co., Ltd.) Shiseido Professional Co., Ltd. (2 facilities)	Shiseido America Techno-Center (within Zotos International, Inc.) Shiseido America, Inc. Zotos International, Inc. (3 facilities)	Shiseido Europe Techno-Center (within Shiseido International Europe S.A.) Shiseido International France S.A.S. (within Val de Loire factory) Laboratoires Decléor S.A. (3 facilities)	Shiseido China Research Center Co., Ltd. (1 facility)	Domestic: 5 Overseas: 7 in 3 countries

Note: Numbers in parentheses refer to the number of factories
* Manufacturing and Sales
** Affiliates

Cosmetics

Net Sales/Operating Profitability



(Billions of yen)
(%)
460.0
481.9
489.6
504.8
533.1
8.5
11.5
9.6
7.4
8.1
02
03
04
05
06
Net Sales
Operating Profitability

[SHISEIDO, by Shiseido]

In Japan, we promoted reform of domestic marketing activities under a theme of implementing thoroughly customer-oriented marketing. In addition to nurturing "broad and strong" brands/lines through the introduction of "mega lines" and other measures, we developed a framework that allows Beauty Consultants, who represent Shiseido itself, to devote themselves to fulfilling their primary role. As a result, we enjoyed increased over-the-counter sales as sales of both prestige (counseling-based) and mid-range (self-selection) cosmetics grew steadily.

Overseas, implementation of strategies for sustainable growth and restructuring to underpin our growth potential and profitability resulted in steady sales increases in all regions, particularly China.

[Non-Shiseido Brands]

For brands other than SHISEIDO, we achieved sales growth for key brands in Japan by making strategic expenditures in *d'ici là* and the mail-order and e-commerce market.

Overseas, sales of Beauté Prestige International S.A. grew significantly due to new product launches.



SHISEIDO
Global lines

SHISEIDO
Regional lines

SHISEIDO
FITIT

AUPRES

PURE&MILD Za

Brands originating outside Japan

Brands originating in Japan

Toiletries

Net Sales/Operating Profitability



(Billions of yen)
(%)
64.0
69.2
66.4
60.5
61.2
(8.3)
2.8
(0.6)
(9.0)
0.5
02
03
04
05
06
Net Sales
Operating Profitability

In an extremely competitive domestic market, we worked to improve profitability by concentrating on key domains, withdrawing from underperforming lines and businesses with low profitability to improve marketing efficiency, and streamlining our organization. As a result, income from operations improved significantly from a loss in the previous year.

Overseas, we worked to expand sales channels in China.

SHISEIDO
FINE TOILETRY

Others

Net Sales/Operating Profitability



(Billions of yen)
(%)
66.0
70.2
68.2
74.5
76.7
1.7
1.9
2.4
5.0
4.9
02
03
04
05
06
Net Sales
Operating Profitability

In Japan, the professional business, which supplies salon products and also directly manages salons, performed strongly, and sales of the health & beauty foods and pharmaceuticals businesses were firm as well.

Overseas, we achieved a steady increase in sales by working to maximize growth potential while furthering initiatives to restructure the salon business in the United States.

SHISEIDO
PROFESSIONAL

Health & Beauty Foods

Pharmaceuticals

Fine Chemicals

Others

Notes: 1. All graphs are for years ended March 31.
2. Sales shown for each segment are sales to outside customers only and do not include intersegment sales or transfers. The operating profitability is shown against all sales for the segment, including intersegment sales.

Reclassified Business Segments as of April 2006



By Channel
Department Stores
Voluntary Chain Stores
GMS
Drugstores
CVS
Others
By Region
Japan
China
Asia / Oceania
Europe
Americas
Benefiance, White Lucent, Bio-Performance, SHISEIDO Men, etc.
Maquillage, Elixir Superieur, Revital, Haku, etc.
Bénéfique, Qiora, etc.
&Face, Sinoadore, etc.
Aqua Label, Integrate, Ma Chérie, etc.
Uno, Medicated Adenogen, etc.
Kesho-Wakusei
Jean Paul GAULTIER, ISSEY MIYAKE, NARS, ZIRH, etc.
DECLÉOR, CARITA
(Spa, Salon)
IPSA, AYURA
d'ici là
ettusais (Variety Stores)
Soka-Mocka, ERGORA, etc. (Mail-order)
Tsubaki, Sengan Senka, Kuyura, SEA BREEZE, etc.
For professional use
For consumer use
SHISEIDO PROFESSIONAL, ZOTOS, etc.
SHISEIDO Beauty Saloon, etc. (Service sector)
Supplex, Collagen EX, etc.
Q10 Series, Ferzea, etc.
Hyalos, Opelead, etc.
Bio-hyaluronic acid, Nanospace, etc.
Restaurants, boutiques, etc.

■ Domestic Cosmetics

The Domestic Cosmetics segment includes the Japanese operations of the former cosmetics and toiletries businesses, as well as a portion of the former Others segment.

Overseas Cosmetics

The Overseas Cosmetics segment includes the overseas operations of the former cosmetics and toiletries businesses, as well as a portion of the former Others segment.

Others

Cosmetics


uno

The renewed *Uno* evolved into a line responding to a wider range of generations by launching a series targeting young men.



Formulated with Aqua Synergy, an original moisture-infusing ingredient, *Aqua Label* effectively provides skin with the desired ingredients.


H
A
K
U

Haku Melanofocus is a record-breaking hit line, with sales exceeding 1 million units in eight months since its launch.



Structured retailers, primarily drugstores, comprise a dramatically growing channel that meets a wide range of customer needs.

Domestic Cosmetics

In the fiscal year under review, Shiseido put the highest emphasis on undertaking thoroughly customer-oriented marketing reforms in the domestic cosmetics business. We focused on refining our brands/lines, which are valuable assets that link us with our customers, and innovating the activities of our Beauty Consultants to raise corporate value from the customer contact point. These activities resulted in sales growth of both prestige (counseling-based) and mid-range (self-selection) cosmetics.

Renovation of Brand Strategy

Aiming to establish "broad and strong" brands/lines, we reviewed our brand strategy from the perspective of product development and marketing, and concentrated marketing costs through line integration and reduction. In our reforms, we continued to nurture brands/lines tailored for individual sales channels, defining their mission as "to deeply entrench customer contacts." At the same time, the mission of lines sold in a wide range of channels centering on structured retailers was defined as "to expand customer contacts," and we promoted their enlargement.

The focus of our "mega line" concept is to acquire top market share in each cosmetic category, such as makeup and skincare. We achieved this goal with the launch of new *Maquillage* makeup and renewal of *Uno* for men in August 2005, as well as the introduction of *Aqua Label* skincare for the self-selection market in February 2006.

Responding to the three major beauty concerns of our customers—pigment spots, wrinkles and thinning hair—we developed active medicinal ingredients in-house and used them in new products: the skin-brightening treatment *Haku Melanofocus*, which contains m-Tranexamic Acid; *Revital Retinoscience Lotion AA,* featuring Retinol Acetate; and the hair-growth and thickening tonic *Medicated Adenogen* with Adenosine, a substance occurring naturally in the human body. Each of these products contributed significantly to total cosmetics sales.

Regarding brands/lines that deeply entrench customer contacts, our high-end prestige brand *Clé de Peau BEAUTÉ*, the *Bénéfique* line for voluntary chain stores and other core lines grew steadily. As a result, over-the-counter sales of counseling cosmetics achieved their highest year-on-year growth of the past decade.

Overview of Sales Channels

An essential element in carrying out these brand strategies is their inextricable link with our channel strategies. In particular, dealing with structured retailers that are undergoing a growth process is an issue, and we are working intensively to strengthen sales in this area, with a focus on the affiliated drugstore group channel. As a result, drugstores became our largest sales channel in the fiscal year under review. In the future, we will use the business integration of cosmetics and toiletries as a opportunity to further strengthen our presence by pressing forward with sales reforms.

Innovation of Beauty Consultant Activities

To reform our business from the point of direct contact with customers, we revised our system for evaluating the activities of Beauty Consultants. Returning to the fundamental spirit of their role, which is to gain customer trust, we introduced a customer satisfaction evaluation system at certain sales locations on a preliminary basis. As a result, the system was very favorably received by many customers, and activities to satisfy customers and earn their trust began to take hold. We have introduced the rating system at all domestic sales locations from the current fiscal year ending March 2007.



The high-end prestige brand *Clé de Peau BEAUTÉ* provides the highest level of R&D, quality, image and sales-counter counseling.

Overseas Cosmetics

While pursuing our policy of "High quality, High image, High service," we worked to implement our four basic strategies for the overseas cosmetics business in the Three-Year Plan. These strategies are "accelerating expansion of the China business," "strengthening the profit structure," "applying measures for sustainable, long-term growth" and "restructuring to underpin our growth potential and profitability." As a result, we achieved steady increases in sales in all regions, led by China.


Trans-White
AUPRES

In China, we undertook aggressive marketing, including launching advertising for *AUPRES* that uses a new image model.

Accelerating Expansion of the China Business

In China, we worked to increase brand awareness in the department store channel by strengthening promotion efforts, including introducing a new image model to advertise our exclusive Chinese brand *AUPRES*. At the same time, we introduced the new *White Lucent* line under the SHISEIDO brand to meet the strong demand for skin-brightening products among Chinese women. In the voluntary chain store channel, we aggressively expanded the number of cosmetic specialty stores in our network. We established a system to provide high-quality services throughout China by building a network of over 1,000 stores, as planned. Responding to rapid growth of the business, we also worked to build our infrastructure, expanding local production capacity and enhancing distribution centers.



White Lucent, which is formulated with Vitamin C Ethyl, has gained worldwide support centered on Asia, where the demand for skin-brighteners is strong.

Initiatives in Other Regions

In other regions, we concentrated our marketing activities in the areas of anti-aging and skin-brightening, where we have a competitive advantage, and implemented focused product enhancements and promotions. As a result, sales of core lines such as the *White Lucent* line of skin brighteners and the anti-aging line *Bio-Performance* increased substantially, contributing to overall sales growth. In non-Shiseido brands, sales of Beauté Prestige International S.A. grew with the introduction of new fragrances. We also worked to build a foundation for sustainable growth by establishing a system for full-scale entry into airport duty-free shops. In addition, while working to strengthen our profit structure by promoting restructuring, including withdrawal from overseas businesses with low profitability, we made progress in the development of efficient inventory management and distribution systems in each region by instituting global supply-chain management. Meanwhile, we continued to focus on cultivating global human resources. Through measures such as assigning Japanese Beauty Consultants to overseas locations, we are enhancing customer service at the sales counter, thus increasing corporate value.



Assigning domestic Beauty Consultants to overseas locations has helped instill Shiseido's unique values outside of Japan.

Toiletries


パーフェクトホイップ
洗顔専科
A cushion of whipped foam protects the moisture of the facial skin when washing with *Sengan Senka.*

The toiletries business, which aims to expand the number of loyal users of Shiseido Group products, provides high-quality products for everyday cleanliness and comfort in fields where it can leverage Shiseido's strengths as a manufacturer with origins in cosmetics.

In April 2006, Shiseido established a new marketing and sales organization that integrated the cosmetics and toiletries businesses. With this integration in perspective, in the fiscal year under review, we worked to improve profitability by increasing marketing efficiency, and streamlining our operations. Measures included concentrating on key domains such as the "three cleansing areas" (shampoo/conditioners, body soap and facial cleansers) and *SEA BREEZE*, and withdrawing from underperforming brands/lines and a certain Asian market. As a result of these measures, sales of *Sengan Senka* and other core brands/lines were favorable, allowing us to post income from toiletries operations from a loss in the previous fiscal year. Also, in March 2006, we decided to divest our female sanitary product business, which had low profitability.


日本女性の髪へ。
資生堂ツバキ日本発
Tsubaki quickly acquired top share in the haircare market as a line that helps bring out the full allure of women's hair.

In March 2006, we introduced the *Tsubaki* line as part of our mega line concept, aimed at gaining the leading position in its category of the extremely competitive haircare market. *Tsubaki* got off to a strong start toward this goal, backed by aggressive promotional activities including television commercials and sample distribution, positioning it as a haircare line that helps realize the full beauty of women's hair.

Overseas, sales channels expanded in China, where we first began toiletries operations in the fiscal year ended March 2004 with the launch of the *Aquair* haircare line.

Others


ゴージャスヘアな女の子、急増中!
GIRLS BE GORGEOUS
System QURL, a popular new perming system that uses special equipment to create superior, long-lasting curls.

Professional

In the professional business, Shiseido is active in the areas of both salon* products and services. The former encompasses the development and supply of products for salons in the global market, and the latter consists of directly operated salon services.

In Japan, during the fiscal year under review we gained strong support from customers and hair salons for *System QURL,* a new perming system that uses special equipment for high curl retention, and launched the new hair color line *Dianist.* In the growing spa market, we worked to reinforce our sales and marketing through measures such as acquiring domestic marketing rights to and commencing sales of *CARITA* and expanding the number of salons handling *DECLÉOR.*

In the overseas salon business centered on Zotos International, Inc., sales of hairspray and perm agents were firm, as we reduced inventory and conducted other restructuring initiatives.

* Hair salons, esthetic clinics and spas

Pharmaceuticals


The high-quality *Q10* series has many loyal users because of its clearly effective results.

In the pharmaceuticals business, under the concept of health-promoting and beautifying remedies, we focus on products not only for medical treatment but also for improved health and prevention of disease.

During the fiscal year under review, in over-the-counter drugs, we continued efforts initiated in the previous fiscal year to actively promote the *Q10* series, a food with health claims (FHC) for anti-aging. As a result, the series maintained the top market share. Mass media advertising linked with in-store product displays helped expand sales of core lines such as *Ferzea*, a treatment for dry and chapped skin. In the medical–use drugs category, sales of the eye surgery adjuvant *Opelead* and *Hibisoft*, a fast-drying hand disinfectant, were favorable despite a challenging domestic market environment.

Health & Beauty Foods


Collagen EX, formulated with tochu leaves, Asian ginseng, lotus germ and other ingredients, acts internally to help promote beautiful skin that is taut and resilient.

In addition to cosmetics that are applied to the skin to achieve beauty externally, Shiseido's health & beauty foods business works together with the pharmaceuticals business to develop the "health & beauty care" market, which promotes healthier and more beautiful body by acting internally.

In our operational strategy, we conducted brand marketing tailored to the characteristics of sales channels. In the counseling-based sales channels, we worked to strengthen sales capabilities by focusing on the development of *Collagen EX*, which promotes beautiful skin, and launching the *Supplex* line, a new FHC supplement with anti-aging properties. In the self-selection channels, we marketed *Bikei* as a line for working women, using mass-media advertisements.

Fine Chemicals


A dedicated wing was established at the Kakegawa Factory to expand production of bio-hyaluronic acid, which is used in a variety of products.

Shiseido's fine chemicals business is active in the field of high-performance liquid chromatography (HPLC) that emerged from Shiseido's R&D strengths in cosmetics-related powdery substance technologies, and in the field of raw materials such as bio-hyaluronic acid that extend the applications of cosmetic ingredients.

In particular, for bio-hyaluronic acid, which offers unrivaled safety and quality underpinned by our in-house development and production, we are expanding its sales field beyond cosmetics into the areas of pharmaceuticals and food industries. In January 2006, we increased production capacity with the commencement of full-scale operation of a new production facility at the Kakegawa Factory. We are working to expand sales further by developing a system to respond to a variety of applications including in cosmetics, medical-use drugs and food.

Under the organizational changes implemented from April 2006, we have reclassified our business segments under "domestic cosmetics," "overseas cosmetics" and "others." In addition to the former cosmetics business, domestic cosmetics and overseas cosmetics include the toiletries, professional, and healthcare businesses (over-the-counter drugs and health & beauty foods). Others includes frontier science (fine chemicals and medical-use drugs), restaurants, boutiques and other businesses.

Six-Year Summary of Selected Financial Data

Shiseido Company, Limited, and Subsidiaries
For the years ended March 31, 2001 to 2006

	Millions of yen (Except per share data)						Thousands of dollars (Note 1) (Except per share data)
	2001	2002	2003	2004	2005	**2006**	**2006**
Operating Results (For the year):							
Net sales	¥595,152	¥589,962	¥621,250	¥624,248	¥639,828	**¥670,957**	**$5,711,733**
Cost of sales (Note 2)	164,783	157,140	170,702	166,299	168,636	**176,884**	**1,505,779**
Gross profit (Note 2)	430,369	432,822	450,548	457,949	471,192	**494,073**	**4,205,954**
Selling, general and administrative expenses (Note 2)	400,357	409,608	403,459	420,471	444,663	**455,194**	**3,874,982**
Income from operations (Note 2)	30,012	23,214	47,089	37,478	26,529	**38,879**	**330,972**
EBITDA (Note 3)	(29,828)	412	66,827	82,341	29,043	**58,963**	**501,943**
Net income (loss)	(45,092)	(22,768)	24,496	27,541	(8,856)	**14,436**	**122,890**
Financial Position (At year-end):							
Total current assets	¥319,075	¥304,832	¥305,850	¥264,175	¥313,921	**¥300,605**	**$2,558,990**
Total assets	665,247	664,041	663,403	626,730	701,095	**671,842**	**5,719,262**
Total current liabilities	162,314	157,545	184,171	176,609	212,538	**167,297**	**1,424,164**
Short-term liabilities (Note 4)	16,642	25,685	55,117	47,678	25,213	**12,786**	**108,850**
Long-term debt	50,544	72,485	44,291	18,480	69,114	**69,492**	**591,568**
Interest-bearing debt	67,186	98,170	99,408	66,158	94,327	**82,278**	**700,418**
Shareholders' equity	361,696	345,667	353,466	374,550	359,004	**373,899**	**3,182,933**
Per Share Data (In yen and U.S. dollars):							
Net income (loss) (Note 5)	¥(106.8)	¥ (54.6)	¥ 58.0	¥ 64.9	¥ (21.5)	**¥ 34.4**	**$0.29**
Shareholders' equity (Note 5)	868.1	818.0	844.7	903.7	866.5	**906.1**	**7.71**
Cash dividends	16.0	16.0	20.0	22.0	24.0	**30.0**	**0.26**
Weighted average number of shares outstanding during the period (in thousands)	422,097	416,708	419,580	414,723	414,219	**412,855**	
Financial Ratios:							
Operating profitability (%) (Note 2)	5.0	3.9	7.6	6.0	4.1	**5.8**	
Return on sales (%)	(7.6)	(3.9)	3.9	4.4	(1.4)	**2.2**	
Return on assets (%)	(6.8)	(3.4)	3.7	4.3	(1.3)	**2.1**	
Operating ROA (%) (Note 2) (Note 6)	4.9	3.7	7.3	6.0	4.3	**5.9**	
Return on equity (%)	(11.4)	(6.4)	7.0	7.6	(2.4)	**3.9**	
Return on investment (%) (Note 7)	(10.6)	(5.5)	6.0	7.0	(2.2)	**3.3**	
Equity ratio (%)	54.4	52.1	53.3	59.8	51.2	**55.7**	
Interest coverage ratio (%) (Note 2) (Note 8)	28.0	11.8	18.9	16.3	12.0	**16.6**	
Current ratio (%)	196.6	193.5	166.1	149.6	147.7	**179.7**	
Fixed assets ratio (%) (Note 9)	95.7	103.9	101.2	96.8	107.8	**99.3**	
Debt/equity ratio (times)	0.19	0.28	0.28	0.18	0.26	**0.22**	
Payout ratio (%)	—	—	34.5	33.9	—	**87.2**	
Payout ratio (Non-consolidated) (%)	—	—	77.8	57.9	1,348.3	**153.6**	
Total return ratio (%) (Note 10)	—	—	53.2	51.2	—	**105.1**	
Number of employees at year-end	24,959	25,021	25,202	24,839	24,184	**25,781**	
Net sales per employee	¥23.8	¥23.6	¥24.7	¥25.1	¥26.5	**¥26.0**	**$221.5**

Notes:
1. U.S. dollar amounts are converted from yen, for convenience only, at the rate of ¥117.47 = US$1 prevailing on March 31, 2006.
2. Cost of sales, gross profit, selling, general and administrative expenses, income from operations, operating profitability, operating ROA and interest coverage ratio for fiscal years up to March 31, 2005 have been retrospectively restated to reflect changes in accounting policies for the fiscal year ended March 31, 2006.
3. EBITDA (Earnings before interest, tax, depreciation and amortization) = Income (loss) before income taxes + Interest expense + Depreciation
4. Short-term liabilities = Short-term debt + Current portion of long-term debt
5. Net income (loss) per share (primary) is based on the average number of shares outstanding during the fiscal year. Shareholders' equity per share is calculated using the number of shares outstanding as of the balance sheet date.
6. Operating ROA = (Income from operations + Interest and dividend income) / Total assets (Yearly average)
7. Return on investment = Net income (loss) / (Shareholders' equity + Long-term debt excluding current portion) (Yearly average)
8. Interest coverage ratio = (Income from operations + Interest and dividend income) / Interest expense
9. Fixed assets ratio = (Total assets − Current assets) / Shareholders' equity
10. Total return ratio = (Cash dividends + Share buybacks) ÷ Net income

Operating Results

Overview

During the fiscal year under review, in the Japanese economy, corporate earnings were favorable and a moderate recovery continued, centered on private sector demand, including improved employment and income conditions. Overseas, moderate economic growth was apparent in the United States and Europe, while the Asian economies continued on an expansion track, driven by increased consumption and capital investment in China. Amid these conditions, Shiseido initiated its Three-Year Plan aimed at expanding growth and raising profitability by addressing the three key strategies of "reforming domestic marketing activities," "accelerating expansion of our China business," and "fundamental restructuring." As a result, for the year ended March 31, 2006, net sales increased 4.9 percent compared to the previous fiscal year to ¥670,957 million, and income from operations increased 46.6 percent to ¥38,879 million. Despite other expenses including impairment loss on fixed assets in Japan and overseas and restructuring expenses for improved profitability, net income totaled ¥14,436 million, compared to a net loss in the previous fiscal year.

Changes in Accounting Policies

Beginning with the period under review, Shiseido has adopted new accounting policies in order to provide a more accurate presentation of business earnings and financial performance. The new accounting policies clarify the relationship between net sales and cost of sales by including certain components of items such as distribution costs and research and development (R&D) expenses in selling, general and administrative (SG&A) expenses rather than in cost of sales as in the past. They also clarify income from operations by including amortization of goodwill and trademark rights in SG&A expenses, rather than in other expenses as in the past, since acquisitions of goodwill and trademark rights are expected to contribute to future operating earnings. For the fiscal year under review, the new accounting policies had the effect of reducing cost of sales by ¥40,830 million compared to the previous method, increasing SG&A expenses by ¥42,191 million, and reducing other income and expenses by ¥1,361 million. Data for prior fiscal years on the consolidated statements of income have been retrospectively restated to reflect the changes in accounting policies.

Net Sales

Net sales increased 4.0 percent compared to the previous fiscal year on a local currency basis and 4.9 percent on a yen basis to ¥670,957 million. Domestic sales regained growth and overseas sales (export sales and sales by overseas subsidiaries) increased substantially, centered on China.

■ Net Sales/Overseas Sales Ratio


(Billions of yen)
(%)
750
500
250
0
30
20
10
0

	2002	2003	2004	2005	**2006**
Net Sales (Left scale)	590.0	621.3	624.2	639.8	**671.0**
Overseas Sales Ratio (Right scale)	22.4	24.8	26.0	27.5	**29.4**
Domestic Sales	457.7	467.1	461.8	464.1	**473.7**
Overseas Sales	132.3	154.2	162.4	175.7	**197.3**

Cost of Sales and SG&A Expenses

Led by the growth in net sales, cost of sales increased 4.9 percent compared to the previous fiscal year to ¥176,884 million. However, the ratio of cost of sales to net sales remained flat at 26.4 percent as labor costs decreased as a result of the implementation of the Special Early Retirement Incentive Plan ("Early Retirement Plan") at the end of the previous fiscal year.

SG&A expenses totaled ¥455,194 million, limiting the increase compared to the previous fiscal year to 2.4 percent. While Shiseido maintained a high level of marketing expenses, centered on the domestic cosmetics business, personnel expenses decreased as a result of the implementation of the Early Retirement Plan. The ratio of SG&A expenses to net sales decreased 1.7 percentage points to 67.8 percent.

R&D expenses, which are included in cost of sales and SG&A expenses, decreased 1.9 percent compared to the previous fiscal year to ¥16,452 million. The ratio of R&D expenses to net sales decreased 0.1 percentage points to 2.5 percent.

■ Ratio of Cost of Sales/SG&A Expenses to Net Sales


(%)
(%)
30
29
28
27
26
25
24
23
70
69
68
67
66
65
64
63

	2002	2003	2004	2005	**2006**
Cost of Sales Ratio (Left scale)	26.6	27.5	26.6	26.4	**26.4**
SG&A Expenses Ratio (Right scale)	69.4	64.9	67.4	69.5	**67.8**

Income from Operations

Income from operations increased 46.6 percent compared to the previous fiscal year to ¥38,879 million and operating profitability improved 1.7 percentage points from the previous fiscal year to 5.8 percent. Factors in the increase included the rise in net sales in Japan and overseas and the decrease in personnel expenses resulting from implementation of the Early Retirement Plan in the previous fiscal year.

■ Income from Operations/Operating Profitability



(Billions of yen)
(%)
60
45
30
15
0
8
6
4
2
0
2002
2003
2004
2005
2006

	2002	2003	2004	2005	2006
Income from Operations (Left scale)	23.2	47.1	37.5	26.5	**38.9**
Operating Profitability (Right scale)	3.9	7.6	6.0	4.1	**5.8**

Other Income (Expenses)

Net other expenses totaled ¥9,341 million, compared to net other expenses of ¥27,265 million for the previous fiscal year.

Net interest expenses, calculated as interest expense less interest and dividend income, increased to ¥572 million from ¥479 million for the previous fiscal year. This was primarily due to the 3.4 percent year-on-year increase in interest expense, which totaled ¥2,452 million, affected by higher interest rates in Europe and North America. Equity in earnings of affiliates increased 180.8 percent compared to the previous fiscal year to ¥61 million.

Shiseido Co., Ltd. and its domestic subsidiaries recorded loss on impairment of fixed assets totaling ¥6,086 million as a result of the implementation of impairment accounting in Japan, and a U.S. subsidiary recorded impairment of goodwill and other assets totaling ¥6,318 million. In addition, Shiseido undertook fundamental restructuring for improved profitability, which incurred restructuring expenses totaling ¥2,703 million in connection with ongoing efforts to thoroughly scale back brands/lines and business areas that do not contribute sufficiently to earnings through means including downsizing and withdrawal.

Income (Loss) before Income Taxes

Income before income taxes totaled ¥29,538 million, compared to loss before income taxes totaling ¥736 million for the previous fiscal year.

Income Taxes

Income taxes, net of deferrals, increased 112.9 percent compared to the previous fiscal year to ¥12,247 million as a result of the increase in income before income taxes.

Minority Interests in Net Income of Consolidated Subsidiaries

Minority interests in net income of consolidated subsidiaries increased 20.6 percent compared to the previous fiscal year to ¥2,855 million, due to improved performance of joint ventures in Asia, primarily in China and Taiwan.

Net Income (Loss)

As a result of the above, net income totaled ¥14,436 million, compared to a net loss of ¥8,856 million for the previous fiscal year. Net income per share was ¥34.4, compared to net loss per share of ¥21.5 for the previous fiscal year. Return on equity (ROE) was 3.9 percent.

■ Net Income (Loss) / ROE



(Billions of yen)
(%)
30
20
10
0
-50
9
6
3
0
-15
2002
2003
2004
2005
2006

	2002	2003	2004	2005	2006
Net Income (Loss) (Left scale)	(22.8)	24.5	27.5	(8.9)	**14.4**
ROE (Right scale)	(6.4)	7.0	7.6	(2.4)	**3.9**

Review by Business Segment

Results by business segment follow below. Segment sales are sales to external customers net of intersegment sales.

Cosmetics

Sales of cosmetics increased 5.6 percent compared to the previous fiscal year to ¥533,068 million.

Domestic sales of cosmetics increased 2.2 percent compared to the previous fiscal year to ¥356,256 million. During the fiscal year, Shiseido renovated its brand strategy to refine its brands/lines, valuable assets linking Shiseido with its customers. Notably, we launched *Maquillage* (large-scale makeup line) and renewed *Uno* (men's line) as "mega lines" designed to acquire top positions in their respective categories. We made a good start in our effort to seize top market shares for these lines through focused allocation of expenditures and promotional activities. As a result, at the prestige end of the cosmetics market, centering on counseling activities,

Shiseido's products once again generated higher year-on-year sales. In the mid-level, self-selection category, we achieved a turnaround, with increased sales, due partly to a recovery in sales of products for men.

Compared to the previous fiscal year, overseas cosmetics sales grew 10.1 percent in local currency terms and 13.3 percent on a yen basis to ¥176,812 million. During the year, the cosmetics business benefited from increased sales in all regions, led by China, our key market. Sales of the mainstay SHISEIDO brand were solid, as were sales of non-Shiseido brands, notably fragrances sold by Beauté Prestige International S.A., as well as *DECLÉOR* and *NARS*.

Income from operations of the cosmetics business increased 15.6 percent compared to the previous fiscal year to ¥43,722 million. Solid growth in sales both in Japan and overseas supported the increase in segment operating income, as did reduced personnel expenses as a result of the implementation of the Early Retirement Plan at the end of the previous fiscal year.

Toiletries

Sales of toiletries increased 1.1 percent compared to the previous fiscal year to ¥61,166 million.

Domestic sales of toiletries increased 1.3 percent compared to the previous fiscal year to ¥59,337 million. During the fiscal year, competition remained severe in the domestic haircare market. In response, Shiseido concentrated its efforts on the "three cleansing fields" (shampoos/conditioners, body soaps and facial cleansers). Specifically, we launched *Tsubaki*, a new "mega line" in the shampoo/conditioner category, in March 2006. We also promoted further market penetration of *Kuyura* in the body soap category and *Sengan Senka* in the facial cleanser category. In addition, we withdrew from and downsized lines and businesses that contribute little to earnings. Nevertheless, overall domestic sales of toiletries increased, supported by the introduction of *Tsubaki*.

Compared to the previous fiscal year, overseas sales of toiletries decreased 8.7 percent in local currency terms and 5.5 percent on a yen basis to ¥1,829 million. Shiseido worked aggressively to expand sales channels, especially in China, but total overseas toiletries sales declined due to withdrawal from a certain Asian market.

Income from operations of the toiletries business totaled ¥329 million, compared to loss from operations of ¥5,564 million for the previous fiscal year. Although revenues increased only slightly, the toiletries segment returned to profitability due mainly to our concentration on the three cleansing fields discussed above, withdrawal from or downsizing of underperforming brands/lines and businesses, and a decrease in personnel costs.

Others

Sales of other businesses increased 2.9 percent compared to the previous fiscal year to ¥76,723 million.

Domestic sales of other businesses increased 2.1 percent compared to the previous fiscal year to ¥58,123 million. Firm results for pharmaceuticals and health & beauty foods complemented higher sales in the professional (salon) business. In the professional business, *System QURL*, a new perming system using special equipment with high curl retention functions generated increased sales. In the pharmaceuticals and health & beauty foods businesses, demand for products incorporating coenzyme Q10 eased in the second half, but other health food delivered steady results.

Compared to the previous fiscal year, overseas sales of other businesses increased 3.6 percent in local currency terms and 5.4 percent on a yen basis to ¥18,600 million. Shiseido's professional business serves salons in the U.S. market, and accounts for practically all of the overseas sales of other businesses. It generated year-on-year sales growth while promoting structural reforms.

Income from operations of other businesses decreased 1.0 percent compared to the previous fiscal year to ¥6,068 million. Sales of products incorporating coenzyme Q10 and other high-margin products weakened, while Shiseido aggressively increased its spending.

■ Net Sales by Business Segment


(Billions of yen)
750
500
250
0
2002
2003
2004
2005
2006

	2002	2003	2004	2005	2006
Cosmetics	460.0	481.9	489.6	504.8	**533.1**
Toiletries	64.0	69.2	66.4	60.5	**61.2**
Others	66.0	70.2	68.2	74.5	**76.7**
Total	590.0	621.3	624.2	639.8	**671.0**

■ Income from Operations by Business Segment

(Billions of yen)	2002	2003	2004	2005	**2006**
Cosmetics	39.5	55.7	47.3	37.8	**43.7**
Toiletries	(5.4)	1.9	(0.4)	(5.6)	**0.3**
Others	1.9	2.2	2.7	6.1	**6.1**

■ Operating Profitability by Business Segment

(%)	2002	2003	2004	2005	**2006**
Cosmetics	8.5	11.5	9.6	7.4	**8.1**
Toiletries	(8.3)	2.8	(0.6)	(9.0)	**0.5**
Others	1.7	1.9	2.4	5.0	**4.9**

Note: The operating profitability is shown against sales for the segment, including intersegment sales.

Review by Geographic Segment

Results by geographic segment (by location) follow below. Segment sales are sales to external customers net of intersegment sales.

Japan

Sales in Japan increased 1.8 percent compared to the previous fiscal year to ¥475,654 million. Sales in each of Shiseido's businesses increased, centered on the cosmetics business.

Income from operations in Japan increased 34.7 percent compared to the previous fiscal year to ¥34,235 million. Higher sales contributed to the increase in income from operations, as did the decrease in personnel expenses as a result of the implementation of the Early Retirement Plan in the previous fiscal year.

Americas

Sales in the Americas increased 4.3 percent on a local currency basis. Nominal depreciation of the yen versus the U.S. dollar contributed to a 6.8 percent year-on-year increase in sales on a yen-denominated basis to ¥46,016 million.

Income from operations in the Americas increased 240.6 percent compared to the previous fiscal year to ¥1,567 million, supported by the increase in sales.

Europe

Sales in Europe increased 5.4 percent on a local currency basis, supported by solid sales of fragrances sold by Beauté Prestige International S.A. and of the *DECLÉOR* brand. Nominal depreciation of the yen versus the euro contributed to a 7.3 percent year-on-year increase in sales on a yen-denominated basis to ¥85,573 million.

Income from operations in Europe increased 6.3 percent compared to the previous fiscal year to ¥5,719 million supported by the increase in sales.

Asia/Oceania

Sales in Asia/Oceania increased 22.1 percent on a local currency basis. Sales growth was solid in Asia, most notably in China. In addition, nominal overall depreciation of the yen versus Asian currencies contributed to a 27.6 percent year-on-year increase in sales on a yen-denominated basis to ¥63,714 million.

Income from operations in Asia/Oceania increased 20.7 percent compared to the previous fiscal year to ¥8,598 million, as the increase in sales compensated for continued aggressive marketing expenditures in China.

■ Sales by Geographic Segment (Outside Japan by Location)


(Billions of yen)
200
160
120
80
40
0

	2002	2003	2004	2005	**2006**
Americas	38.9	45.4	43.5	43.1	**46.0**
Europe	56.8	65.8	72.5	79.8	**85.6**
Asia/Oceania	34.2	40.9	43.0	49.9	**63.7**
Outside Japan	129.9	152.1	159.0	172.8	**195.3**

■ Income from Operations by Geographic Segment (Outside Japan by Location)

(Billions of yen)	2002	2003	2004	2005	**2006**
Americas	(0.6)	2.2	0.2	0.5	**1.6**
Europe	1.5	1.9	3.3	5.4	**5.7**
Asia/Oceania	3.2	4.6	5.8	7.1	**8.6**
Outside Japan	4.1	8.7	9.3	13.0	**15.9**

■ Operating Profitability by Geographic Segment (Outside Japan by Location)

(%)	2002	2003	2004	2005	**2006**
Americas	(1.3)	4.1	0.3	0.9	**2.9**
Europe	2.4	2.7	4.3	6.5	**6.4**
Asia/Oceania	9.4	11.1	13.5	14.2	**13.5**
Outside Japan	2.9	5.3	5.4	7.0	**7.6**

Note: The operating profitability is shown against sales for the segment, including intersegment sales.

■ Overseas Sales (By Destination)

(Billions of yen)	2002	2003	2004	2005	**2006**
Americas	41.6	46.7	45.8	44.3	**47.6**
Europe	51.3	61.7	68.1	74.9	**80.4**
Asia/Oceania	39.4	45.8	48.5	56.5	**69.3**
Total	132.3	154.2	162.4	175.7	**197.3**

Liquidity and Capital Resources

Financing and Liquidity Management

Shiseido seeks to generate stable operating cash flow and secure access to diverse funding sources, with the aims of securing sufficient capital for operating activities and maintaining sufficient liquidity and a sound financial position. We fund working capital, capital expenditures, and investments and loans needed for sustainable growth by supplementing cash on hand and operating cash flow with bank borrowings and bond issues.

As of March 31, 2006, Shiseido maintained a sufficient

level of liquidity. The use of diverse funding methods provided a high level of financial flexibility. One of Shiseido's targets for short-term liquidity is to maintain cash and cash equivalents at a level of approximately 1.5 months of consolidated net sales. As of March 31, 2006, cash and time deposits together with short-term investments in securities totaled ¥90,456 million, which represented an appropriate level of 1.6 months of net sales.

On the other hand, as of March 31, 2006, interest-bearing debt totaled ¥82,278 million. Shiseido uses diverse funding methods. These include an unused shelf registration in Japan for ¥50.0 billion of straight bonds. Moreover, Shiseido Co., Ltd. and two financial subsidiaries in the United States and Europe have established a syndicated loan program with unused commitments totaling $300 million. In June 2005, Shiseido established a ¥30.0 billion commercial paper program in Japan, which further increased financial flexibility.

Credit Ratings

Shiseido recognizes that it needs to maintain a certain level of credit rating to secure financial flexibility that suits its capital/liquidity policies and to secure access to sufficient capital resources through capital markets. Shiseido has acquired ratings from Moody's Investors Service Inc. (Moody's) and Standard and Poor's (S&P) to facilitate fund procurement in global capital markets.

The following table presents Shiseido's long- and short-term credit ratings as of June 29, 2006, the date of issue of this annual report.

	Moody's	S & P
Long-term	A1 (Outlook: Stable)	A (Outlook: Positive*)
Short-term	P-1	A-1

*Upgraded from "Stable" in June 2006

Assets, Liabilities and Shareholders' Equity

As of March 31, 2006, total assets decreased 4.2 percent from a year earlier to ¥671,842 million.

Current assets decreased 4.2 percent from a year earlier to ¥300,605 million, primarily because short-term investments in securities decreased 35.3 percent from a year earlier to ¥36,945 million.

Investments and advances increased 5.6 percent from a year earlier to ¥134,044 million as a result of an increase in unrealized gains in investments in securities.

Property, plant and equipment, net of accumulated depreciation, decreased 2.3 percent from a year earlier to ¥160,196 million. While upgrade and renovation of existing facilities and expansion of facilities associated with domestic factory reorganization resulted in increased investment in assets, the adoption of impairment accounting reduced property, plant and equipment. Intangible assets and deferred charges decreased 11.1 percent from a year earlier to ¥57,018 million, primarily as an effect of impairment accounting on goodwill and other intangible assets at a subsidiary in the United States.

In current liabilities, notes and accounts payable decreased 27.4 percent from a year earlier to ¥112,006 million due to the reduction of liabilities for additional retirement benefits incurred by the implementation of the Early Retirement Plan. Short-term debt decreased 80.0 percent from a year earlier to ¥3,323 million due primarily to repayment by a U.S. finance subsidiary. Long-term liabilities decreased from a year earlier, primarily because other long-term liabilities decreased 37.3 percent from a year earlier to ¥8,581 million as a result of factors including amortization of prior service cost in connection with the transition to a defined contribution pension plan.

As of March 31, 2006, interest-bearing debt including short- and long-term debt decreased 12.8 percent from a

■ Total Assets/Operating ROA*


(Billions of yen)
(%)
800
600
400
200
0
8
6
4
2
0
2002 2003 2004 2005 2006

	2002	2003	2004	2005	2006
Total Assets (Left scale)	664.0	663.4	626.7	701.1	**671.8**
Operating ROA (Right scale)	3.7	7.3	6.0	4.3	**5.9**

* Operating ROA = (Income from operations + Interest and dividend income) / Total assets (Yearly average)

■ Shareholders' Equity/Shareholders' Equity Ratio


(Billions of yen)
(%)
400
300
200
100
0
65
60
55
50
45
2002 2003 2004 2005 2006

	2002	2003	2004	2005	2006
Shareholders' Equity (Left scale)	345.7	353.5	374.6	359.0	**373.9**
Shareholders' Equity Ratio (Right scale)	52.1	53.3	59.8	51.2	**55.7**

year earlier to ¥82,278 million. Primary factors in the decrease included the repayment of short-term obligations by a U.S. finance subsidiary and the maturity of a medium-term note (MTN) issued by a European finance subsidiary. As of March 31, 2006, bonds on Shiseido's balance sheet consisted of ¥50.0 billion in 0.40 percent unsecured yen bonds due May 2007 issued by Shiseido Co., Ltd. and MTN issued by finance subsidiaries in the United States and Europe.

Shareholders' equity as of March 31, 2006 increased 4.1 percent from a year earlier to ¥373,899 million because of the increase in net income and an increase in unrealized gains on available-for-sale securities, net of tax. As a result, the ratio of shareholders' equity to total assets as of March 31, 2006 increased 4.5 percentage points to 55.7 percent from 51.2 percent a year earlier.

Cash Flows

Cash Flows from Operating Activities

For the year ended March 31, 2006, cash and cash equivalents (net cash) provided by operating activities decreased ¥30,622 million from the previous fiscal year to ¥21,812 million. While income (loss) before income taxes improved substantially compared with the previous fiscal year, when the Early Retirement Plan was implemented, the decrease resulted from one-time factors in the fiscal year under review, including a payment for additional retirement benefits totaling ¥43,879 million and payment for prior portion of defined contribution pension plan totaling ¥6,176 million.

■ Cash Flows from Operating Activities/Acquisition of Fixed Assets
(Property, Plant and Equipment + Intangible + Long-term Prepaid Expenses)


(Billions of yen)
80
60
40
20
0
2002
2003
2004
2005
2006

	2002	2003	2004	2005	2006
Operating Cash Flows	36.5	66.8	47.1	52.4	**21.8**
Acquisition of Fixed Assets	31.9	27.3	33.7	30.0	**27.5**

Cash Flows from Investing Activities

Net cash used in investing activities decreased ¥12,260 million from the previous fiscal year to ¥12,640 million. Acquisition of fixed assets, calculated as the sum of acquisition of property, plant and equipment, acquisition of intangible assets and acquisition of long-term prepaid expenses, totaled ¥27,471 million, which overall was about the same level as depreciation. Capital expenditures included upgrade and renovation of existing facilities, as well as expansion of facilities associated with factory reorganization. In addition, net proceeds from sale of securities and sale of investments in securities increased to ¥9,085 million from a net payment of ¥770 million in the previous fiscal year as Shiseido moved to generate cash to offset the year-on-year reduction in net cash provided by operating activities.

Free cash flow* decreased 66.7 percent, or ¥18,362 million, to ¥9,172 million from ¥27,534 million for the previous fiscal year.

* Free cash flow = Cash flows from operating activities
+ Cash flows from investing activities

Cash Flows from Financing Activities

Net cash used in financing activities totaled ¥29,959 million. In the previous fiscal year, financing activities provided net cash of ¥17,421 million. One factor causing this change in cash flow was the decrease in proceeds from long-term debt to ¥8,612 million from ¥61,158 million in the previous fiscal year. Moreover, finance subsidiaries in the United States and Europe reduced interest-bearing debt. Shiseido also used cash to provide returns to shareholders through acquisition of treasury stock and payment of cash dividends.

As a result of the above, cash and cash equivalents at the end of the year, adjusted for the positive effect of exchange difference, decreased 17.8 percent from a year earlier, or ¥19,266 million, to ¥89,015 million.

Research and Development

Shiseido's R&D expenses totaled ¥16,452 million for the year under review. R&D expenses include basic research costs and other expenses totaling ¥3,263 million that cannot be allocated to specific businesses.

■ R&D Expenses/Ratio of R&D Expenses to Net Sales


(Billions of yen)
(%)
20
15
10
5
0
4
3
2
1
0
2002
2003
2004
2005
2006

	2002	2003	2004	2005	2006
R&D Expenses (Left scale)	17.0	17.3	17.6	16.8	**16.5**
Ratio of R&D Expenses to Net Sales (Right scale)	2.9	2.8	2.8	2.6	**2.5**

Cosmetics

With the goal of contributing to beautiful skin and beautiful lifestyles, Shiseido promotes R&D from research into basic dermatology to development of cosmetic ingredients, products, beauty methods and beauty theories. In the year under review, Shiseido found that m-Tranexamic Acid, an active brightening ingredient, is effective in preventing pigment spots resulting from chronic mild inflammation, and employed it in a new skin brightening lotion called *Haku Melanofocus*. In addition, Shiseido developed Inner Lighting Powder, a new powder that enhances the translucent look of skin by increasing the light reflected from the inside of the skin. This was put to use in products such as foundation for the new *Maquillage* makeup line.

R&D expenses for the year under review in the cosmetics business totaled ¥10,920 million.

Toiletries

Shiseido employs its technologies used in cosmetics to develop low-cost, high-quality toiletry products. In the year under review, Shiseido discovered that repeated exposure to certain scents has the notable effect of enhancing preference for those scents. Shiseido employed this finding in the new haircare line *Tsubaki*, which together with High Purity Tsubaki Oil EX, an original hair-beautifying ingredient, brings out the natural luster and bounce of women's hair.

R&D expenses for the year under review in the toiletries business totaled ¥1,084 million.

Others

In the pharmaceutical business, Shiseido has applied its skincare technology to the development and launch of over-the-counter drugs including topical drugs with superior usability. In medical-use drugs, we have developed medication for hormone replacement therapy that improves symptoms associated with female menopause.

In the fine chemicals business, we have developed high-performance liquid chromatography columns employing technology used in makeup powder development. A variety of instruments for analysis and purification of chemicals have also been developed.

R&D expenses for the year under review in other businesses totaled ¥1,185 million.

Outlook for the Year Ending March 31, 2007

Looking ahead, we believe that the market environment surrounding Shiseido, both at home and overseas, will remain challenging. United as a consolidated group, we will implement our three-year business plan, with a view to establishing a strong competitive edge.

In the fiscal year ending March 31, 2007, we will introduce more "broad and strong" lines, centering on "mega lines" that lead their respective categories, in order to further solidify the trend of domestic cosmetics sales increases. At the same time, we will reinforce advertising and promotional activities. In addition, we will strive to expedite growth by stepping up spending in growth-oriented sectors, notably the "health & beauty care" and mail-order & e-commerce categories in Japan, and the Chinese market overseas.

In the year ahead, we will further increase marketing expenditures in line with the sales growth. Nevertheless, we expect both net sales and income from operations to increase, the latter benefiting from higher revenue and lower costs associated with structural reforms.

As a result, for the entire year, Shiseido forecasts a 2 percent increase in consolidated net sales, to ¥685 billion, an 11 percent rise in income from operations to ¥43 billion, and a 59 percent increase in net income to ¥23 billion.

We have reclassified our business segment reporting following the structural reorganization in April 2006. The new segments will be "domestic cosmetics," "overseas cosmetics" and "others." The domestic and overseas cosmetics segments will include the former cosmetics business as well the toiletries, professional (salon), and health care (health & beauty foods and over-the-counter drugs) businesses.

We expect real domestic GDP to grow in the 2 percent range in the fiscal year ending March 31, 2007. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will increase slightly. Our forecasts are based on exchange rates of ¥110 per U.S. dollar, ¥135 per euro and ¥14 per Chinese yuan.

Income Distribution Policy

The shareholder return policy of Shiseido Co., Ltd. aims to maximize returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations, we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a "total return ratio," which represents the amount of profits returned to shareholders — the sum of dividends paid and share buybacks — as a proportion of consolidated net income. We hope to achieve a 60 percent total return ratio in the medium term while increasing the percentage of dividends.

Shiseido Co., Ltd. will pay annual cash dividends of ¥30 per share, an increase of ¥6 over the previous fiscal year con-

sisting of a year-end cash dividend of ¥15 per share and an interim cash dividend of ¥15 per share. The dividend payout ratio, therefore, will be 87.2 percent on a consolidated basis and 153.6 percent on a non-consolidated basis.

At the 104th Annual General Meeting of Shareholders held on June 29, 2004, Shiseido Co., Ltd. changed its Articles of Incorporation, enabling it to buy back treasury stock upon resolution of the Board of Directors. During the year under review, we bought back 2 million shares of treasury stock, valued at ¥2.8 billion, pursuant to the resolution of the Board of Directors.

As a result of the above, the total return ratio was 105.1 percent.

During the fiscal year ending March 31, 2007, Shiseido Co., Ltd. plans to increase cash dividends per share by ¥2 to ¥32, consisting of an interim cash dividend of ¥16 per share and a year-end cash dividend of ¥16 per share. We consider this level to be appropriate, given profit growth during the three-year management plan.

Business and Other Risks

The various risks that could potentially affect the business performance and financial position of Shiseido are summarized below. We feel that these risks could have a major impact on investors' decisions. Items that deal with future events are based on our judgment as of June 29, 2006, the date of issue for this annual report. Please note that the potential risks are not limited to those listed below.

(1) Corporate Brand Strategies

The SHISEIDO brand is shared by all Group companies in Shiseido's domestic and overseas business activities. We will continue working to enhance the value of this brand, but a decline in the brand's value from an unforeseen event could potentially affect Shiseido's business performance and financial position.

(2) Responsiveness to Customers

Shiseido places high priority on its relationships with customers. Chapter 1 of The Shiseido Code (Corporate Ethics and Behavior Standards) clearly states that we shall act in a manner that earns the satisfaction and trust of customers, and we will continue working to ensure that all employees are aware of these standards. However, an unforeseen event could cause loss of such satisfaction and trust, leading to a decline in the value of Shiseido Group brands. Shiseido's business performance and financial position could potentially be affected as a result.

(3) Strategic Investment Activities

When making decisions about investments in strategic markets and strategic investments in mergers & acquisitions, new businesses, and new geographic areas, Shiseido endeavors to collect ample information and undertake due diligence prior to making rational judgments. Due to various unforeseeable factors that may cause the operating environment to deteriorate, however, we may not achieve the results originally anticipated. This could potentially affect Shiseido's business performance and financial position.

(4) Economic Conditions and Competition

Shiseido's business is exposed to various factors affecting the countries and regions where its products are sold. These include changes in economic conditions, activities of competitors, and customer preference trends, as well as climate-related factors. In conducting its domestic and overseas business, therefore, Shiseido's business performance and financial position could potentially be affected by unforeseeable changes in such factors.

(5) Overseas Business Activities

A significant portion of Shiseido's business is conducted overseas, and overseas sales account for a growing percentage of consolidated net sales each year, totaling 29.4 percent in the fiscal year under review. The trend of overseas business expansion is expected to continue in the future. In the course of conducting overseas business, Shiseido's business performance and financial position could potentially be affected by various factors. These include unpredictable economic changes, currency fluctuations, sociopolitical strife such as terrorism, war, and internal conflict, and changes in legal and taxation systems.

(6) Foreign Exchange Fluctuations

Many of Shiseido's overseas transactions are conducted in local currencies, and the yen translation of such transactions can change significantly between the time they are made and the end of each fiscal period. Although Shiseido hedges against currency fluctuations by establishing local production systems matching sales destinations, its business performance and financial position could potentially be affected by unpredictable medium- and long-term foreign exchange fluctuations.

(7) Responding Appropriately to Market Needs

Shiseido places high priority on the development of new brands, lines and products, and is proactive in its development and marketing activities. By nature, however, such activities are subject to uncertainties arising from various factors,

which may prevent Shiseido from achieving the results originally anticipated. Shiseido's business performance and financial position could potentially be affected as a consequence.

(8) Major Business Partners

The domestic cosmetics business is Shiseido's core business. Shiseido's business performance and financial position could potentially be affected by various factors relating to partners in this business. These include a decline in earnings and absence of successors at voluntary chain store channels and intensified competition among structured retailers for opening of new stores and price-cutting.

(9) Legal Considerations

Shiseido is subject to a host of domestic and overseas legal provisions in the course of conducting its business. These include the Pharmaceuticals Law, as well as quality-related standards and environmental standards. The enactment of new laws and the amendment of existing ones could incur substantial costs to Shiseido, whose business performance and financial position could potentially be affected as a consequence.

(10) Information Security

Shiseido takes various measures aimed at protecting its information assets, which include customers' personal information and industrial secrets. In April 2005, the Personal Information Protection Law was fully enacted. In anticipation of this, Shiseido Co., Ltd. in March 2004 obtained Privacy Mark certification, a Japanese Industrial Standard (JIS) that recognizes the appropriateness of a company's systems for protecting personal information. However, due to unforeseeable events, such as leakage of information due to unauthorized access, Shiseido's business performance and financial position could potentially be affected.

(11) Natural Disasters and Accidents

Shiseido promotes reorganization of its domestic and overseas manufacturing and distribution systems in order to improve their effectiveness. We conduct regular inspections and checks of all facilities and equipment to minimize losses caused by the disruption of manufacturing, distribution, or sales stemming from natural disasters or accidents. However, a major natural disaster or accident could disrupt Shiseido's manufacturing, distribution, or sales operations, and its business performance and financial position could potentially be affected as a consequence.

Implementation of Takeover Defense

After receiving the approval of the 106th Annual General Meeting of Shareholders (June 29, 2006), Shiseido Co., Ltd. implemented countermeasures (precautionary rights plan) to large acquisitions as a means to deter tender offers that would be detrimental to the interests of shareholders and the corporate value of Shiseido Co., Ltd. (For details, please refer to the investor relations section of the Shiseido website.)

- Objectives:

(1) Secure the required information and time for shareholders to adequately consider whether they should accept or reject a tender offer, and for Shiseido's Board of Directors to make an alternative proposal to shareholders.

(2) Enable the Board of Directors to conduct activities such as negotiations on behalf of the shareholders in the event of an unreasonable tender offer.

- The precautionary rights plan will be implemented through Resolution 3 (Amendment of the Articles of Incorporation that allows gratis allotment of stock acquisition rights as a General Shareholder Meeting resolution or an entrustment to the Board of Directors, in addition to a Board of Directors resolution) and Resolution 7 (Entrustment of gratis allotment of stock acquisition rights for takeover defense to the Board of Directors) of the 106th Annual General Meeting of Shareholders.
- In the event of a large-volume tender offer, an independent committee consisting of two highly independent external directors and one external auditor will be formed to consult with outside specialists and advise the Board of Directors in order to preclude an arbitrary decision on the part of the Board.
- The Board of Directors will follow the advice of the independent committee and resolve whether or not to invoke the gratis allotment of stock acquisition rights.
- The term of entrustment to the Board of Directors will be until the General Meeting of Shareholders for the fiscal year ending March 31, 2008, the final fiscal year of the current three-year management plan. Shareholders will then decide whether or not to continue the countermeasure based on the level of achievement of the objectives of the current three-year plan and the content of the subsequent plan.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Shiseido Company, Limited, and Subsidiaries — March 31, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
ASSETS			
Current Assets:			
Cash and time deposits	¥ 55,168	¥ 53,511	$ 455,532
Short-term investments in securities (Note 3)	57,063	36,945	314,502
Notes and accounts receivable:			
Trade	107,781	105,050	894,266
Unconsolidated subsidiaries and affiliates	26	24	208
	107,807	105,074	894,474
Less: Allowance for doubtful accounts	(1,665)	(1,649)	(14,041)
	106,142	103,425	880,433
Inventories (Note 4)	66,580	72,344	615,851
Deferred tax assets (Note 8)	19,379	25,778	219,447
Other current assets	9,589	8,602	73,225
Total current assets	313,921	300,605	2,558,990
Investments and Advances:			
Investments in securities (Note 3)	79,322	87,774	747,201
Investments in and advances to unconsolidated subsidiaries and affiliates	1,226	1,316	11,208
Prepaid pension expenses	31,769	30,637	260,810
Other investments	14,567	14,317	121,876
Total investments and advances	126,884	134,044	1,141,095
Property, Plant and Equipment, at Cost:			
Buildings and structures	174,481	167,705	1,427,637
Machinery and equipment	176,084	180,206	1,534,063
	350,565	347,911	2,961,700
Less: Accumulated depreciation	(250,499)	(246,988)	(2,102,564)
	100,066	100,923	859,136
Land	60,420	57,176	486,726
Construction in progress	3,543	2,097	17,853
Total property, plant and equipment	164,029	160,196	1,363,715
Intangible Assets and Deferred Charges (Note 5)	64,143	57,018	485,384
Difference between Investment Costs and Equity in Net Assets Acquired	2,412	2,271	19,329
Deferred Tax Assets (Note 8)	29,706	17,708	150,749
Total assets	¥ 701,095	¥ 671,842	$ 5,719,262

The accompanying notes are an integral part of the statements.

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Short-term debt	¥ 16,627	¥ 3,323	$ 28,291
Current portion of long-term debt (Note 6)	8,586	9,463	80,559
Notes and accounts payable:			
Trade	57,937	60,492	514,953
Unconsolidated subsidiaries and affiliates	1,124	1,284	10,933
Other	94,974	50,230	427,599
	154,035	112,006	953,485
Accrued income taxes	3,549	8,950	76,187
Allowance for returned goods	4,030	4,767	40,578
Deferred tax liabilities (Note 8)	292	127	1,082
Other current liabilities	25,419	28,661	243,982
Total current liabilities	212,538	167,297	1,424,164
Long-Term Liabilities:			
Long-term debt (Note 6)	69,114	69,492	591,568
Accrued retirement benefits (Note 7)	34,923	36,204	308,199
Accrued retirement benefits to directors and statutory auditors (Note 2. (10))	594	285	2,422
Allowance for losses on guaranty of liabilities (Note 2. (11))	—	350	2,979
Deferred tax liabilities (Note 8)	293	2,020	17,193
Other long-term liabilities	13,676	8,581	73,061
Total long-term liabilities	118,600	116,932	995,422
Minority Interests in Consolidated Subsidiaries	10,953	13,714	116,743
Contingent Liabilities (Note 9)			
Shareholders' Equity:			
Common stock;			
Authorized: 784,561,000 shares as at March 31, 2005 and 2006			
Issued: 424,562,353 shares as at March 31, 2005 and 2006	64,507	64,507	549,134
Capital surplus	70,258	70,258	598,093
Retained earnings	242,342	244,768	2,083,662
Unrealized gains (losses) on available-for-sale securities, net of tax	8,003	18,279	155,609
Adjustments on foreign currency statement translation	(11,672)	(6,754)	(57,496)
	373,438	391,058	3,329,002
Less: Treasury stock, at cost	(14,434)	(17,159)	(146,069)
Total shareholders' equity	359,004	373,899	3,182,933
Total liabilities, minority interests and shareholders' equity	¥701,095	¥671,842	$5,719,262

CONSOLIDATED STATEMENTS OF INCOME

Shiseido Company, Limited, and Subsidiaries — For the years ended March 31, 2004, 2005 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1. (1))
	2004	2005	2006	2006
Net Sales	¥624,248	¥639,828	¥ 670,957	$5,711,733
Cost of Sales*	166,299	168,636	176,884	1,505,779
Gross profit*	457,949	471,192	494,073	4,205,954
Selling, General and Administrative Expenses*	420,471	444,663	455,194	3,874,982
Income from operations*	37,478	26,529	38,879	330,972
Other Income (Expenses)*:				
Interest and dividend income	1,334	1,892	1,880	16,006
Equity in earnings of investment business limited liability partnership, etc.	823	1,802	1,826	15,547
Interest expenses	(2,388)	(2,371)	(2,452)	(20,877)
Gain on sales of property, plant and equipment	3,026	2,928	3,408	29,012
Loss on disposal of property, plant and equipment	(1,520)	(1,516)	(1,600)	(13,626)
Amortization of difference between investment costs and equity in net assets acquired	—	106	—	—
Equity in earnings (losses) of affiliates	(1,073)	22	61	520
Gain on transfer of the entrusted portion of the retirement benefit obligation (Note 7)	26,732	—	—	—
Gain from changes in retirement benefit scheme (Note 7)	—	2,567	—	—
Write-down of investments in securities and other investments	—	(226)	—	—
Impairment loss (Note 5)(Note 13)	(4,194)	—	(12,404)	(105,593)
Restructuring expenses	(4,120)	(2,664)	(2,703)	(23,010)
Office reorganization expenses	(1,899)	—	—	—
Provision for retirement benefits to directors, statutory auditors and corporate officers (Note 2. (10))	(1,233)	—	—	—
Loss on disposal of inventories	(585)	—	—	—
Additional retirement benefits (Note 7)	—	(30,987)	—	—
Others, net	354	1,182	2,643	22,503
	15,257	(27,265)	(9,341)	(79,516)
Income (loss) before income taxes	52,735	(736)	29,538	251,456
Income Taxes (Note 8):				
Current	8,241	6,126	12,274	104,489
Deferred	14,893	(374)	(27)	(226)
	23,134	5,752	12,247	104,263
	29,601	(6,488)	17,291	147,193
Minority Interests in Net Income of Consolidated Subsidiaries	(2,060)	(2,368)	(2,855)	(24,303)
Net income (loss)	¥ 27,541	¥ (8,856)	¥ 14,436	$ 122,890

* Cost of sales, gross profit, selling, general and administrative expenses, income from operations and other income (expenses) for fiscal years up to March 31, 2005 have been retrospectively restated to reflect changes in accounting policies for the fiscal year ended March 31, 2006.

	Yen			U.S. dollars (Note 1. (1))
Per Share (Note 2. (5)):				
Net income (loss) — primary	¥64.9	¥(21.5)	¥34.4	$0.29
— fully diluted**	64.9	—	34.4	0.29
Cash dividends	22.0	24.0	30.0	0.26
Weighted Average Number of Shares (thousands)	414,723	414,219	412,855	

** Calculation for the year ended March 31, 2005 is not meaningful due to the net loss.

The accompanying notes are an integral part of the statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Shiseido Company, Limited, and Subsidiaries — For the years ended March 31, 2004, 2005 and 2006

	Thousands	Millions of yen					
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gains (losses) on available-for-sale securities, net of tax	Adjustments on foreign currency statement translation	Treasury stock, at cost
Balance as of March 31, 2003	424,562	¥64,507	¥70,258	¥242,463	¥ (2,504)	¥(11,926)	¥ (9,332)
Net income for the year ended March 31, 2004	—	—	—	27,541	—	—	—
Cash dividends	—	—	—	(8,741)	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	(102)	—	—	—
Decrease due to additional consolidation of subsidiaries	—	—	—	(195)	—	—	—
Other decrease	—	—	—	(467)	—	—	—
Loss on disposal of treasury stock	—	—	—	(6)	—	—	—
Cost of treasury stock (acquired) disposed of	—	—	—	—	—	—	(5,144)
Change in unrealized gains (losses) on available-for-sale securities	—	—	—	—	9,712	—	—
Change in foreign currency statement translation adjustments	—	—	—	—	—	(1,514)	—
Balance as of March 31, 2004	424,562	64,507	70,258	260,493	7,208	(13,440)	(14,476)
Net loss for the year ended March 31, 2005	—	—	—	(8,856)	—	—	—
Cash dividends	—	—	—	(9,113)	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	(144)	—	—	—
Other increase	—	—	—	21	—	—	—
Other decrease	—	—	—	(54)	—	—	—
Loss on disposal of treasury stock	—	—	—	(5)	—	—	—
Cost of treasury stock (acquired) disposed of	—	—	—	—	—	—	42
Change in unrealized gains (losses) on available-for-sale securities	—	—	—	—	795	—	—
Change in foreign currency statement translation adjustments	—	—	—	—	—	1,768	—
Balance as of March 31, 2005	**424,562**	**64,507**	**70,258**	**242,342**	**8,003**	**(11,672)**	**(14,434)**
Net income for the year ended March 31, 2006	—	—	—	**14,436**	—	—	—
Cash dividends	—	—	—	**(11,571)**	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	**(15)**	—	—	—
Other decrease	—	—	—	**(417)**	—	—	—
Loss on disposal of treasury stock	—	—	—	**(7)**	—	—	—
Cost of treasury stock (acquired) disposed of	—	—	—	—	—	—	**(2,725)**
Change in unrealized gains (losses) on available-for-sale securities	—	—	—	—	**10,276**	—	—
Change in foreign currency statement translation adjustments	—	—	—	—	—	**4,918**	—
Balance as of March 31, 2006	**424,562**	**¥64,507**	**¥70,258**	**¥244,768**	**¥18,279**	**¥ (6,754)**	**¥(17,159)**

	Thousands	Thousands of U.S. dollars (Note 1.(1))					
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gains (losses) on available-for-sale securities, net of tax	Adjustments on foreign currency statement translation	Treasury stock, at cost
Balance as of March 31, 2005	**424,562**	**$549,134**	**$598,093**	**$2,063,014**	**$ 68,128**	**$(99,359)**	**$(122,879)**
Net income for the year ended March 31, 2006	—	—	—	**122,890**	—	—	—
Cash dividends	—	—	—	**(98,504)**	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	**(126)**	—	—	—
Other decrease	—	—	—	**(3,552)**	—	—	—
Loss on disposal of treasury stock	—	—	—	**(60)**	—	—	—
Cost of treasury stock (acquired) disposed of	—	—	—	—	—	—	**(23,190)**
Change in unrealized gains (losses) on available-for-sale securities	—	—	—	—	**87,481**	—	—
Change in foreign currency statement translation adjustments	—	—	—	—	—	**41,863**	—
Balance as of March 31, 2006	**424,562**	**$549,134**	**$598,093**	**$2,083,662**	**$155,609**	**$(57,496)**	**$(146,069)**

The accompanying notes are an integral part of the statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Shiseido Company, Limited, and Subsidiaries — For the years ended March 31, 2004, 2005 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1. (1))
	2004	2005	2006	2006
Cash Flows from Operating Activities:				
Income (loss) before income taxes	¥ 52,735	¥ (736)	¥ 29,538	$ 251,456
Depreciation	27,218	27,408	26,972	229,610
Impairment loss	4,194	—	12,404	105,593
Increase (decrease) in liabilities for additional retirement benefits	—	44,015	(43,879)	(373,536)
Restructuring expenses	—	1,767	2,238	19,053
Write-down of investments in securities and other investments	—	226	—	—
Increase (decrease) in accrued retirement benefits	(22,386)	(5,908)	1,166	9,926
Increase (decrease) in accrued retirement benefits to directors and statutory auditors	849	(255)	(309)	(2,635)
(Increase) decrease in prepaid pension expenses	—	(31,768)	1,118	9,520
Amortization of difference between investment costs and equity in net assets acquired	—	(106)	174	1,479
Increase (decrease) in allowance for doubtful accounts	270	134	(206)	(1,751)
Interest and dividend income	(1,334)	(1,892)	(1,880)	(16,006)
Interest expenses	2,388	2,371	2,452	20,877
Equity in (earnings) losses of affiliates	1,073	(22)	(61)	(520)
Gain on sale of property, plant and equipment	(1,250)	(1,412)	(1,807)	(15,385)
(Increase) decrease in receivables	(9,208)	7,441	2,223	18,921
(Increase) decrease in inventories	(450)	(509)	(4,319)	(36,770)
Increase (decrease) in payables	7,151	11,073	663	5,645
Payment for prior portion of defined contribution pension plan	—	—	(6,176)	(52,571)
Other	616	9,581	7,696	65,515
	61,866	61,408	28,007	238,421
Receipt of interest and dividend income	1,416	2,133	1,873	15,945
Payment of interest expenses	(2,580)	(2,372)	(2,540)	(21,622)
Payment of income taxes	(13,628)	(8,735)	(5,528)	(47,056)
Cash flows from operating activities	47,074	52,434	21,812	185,688
Cash Flows from Investing Activities:				
Increase (decrease) in time deposits	(2,000)	(1,452)	2,444	20,806
Acquisition of short-term investments in securities	(390)	(1,674)	(383)	(3,266)
Proceeds from sale of short-term investments in securities	1,516	2,087	3,052	25,977
Acquisition of investments in securities	(20,638)	(59,589)	(4,767)	(40,578)
Proceeds from sale of investments in securities	10,517	58,406	11,183	95,197
Acquisition of other investments	(3,249)	—	—	—
Acquisition of property, plant and equipment	(22,362)	(19,638)	(20,096)	(171,077)
Proceeds from sale of property, plant and equipment	8,009	5,752	4,159	35,409
Acquisition of intangible assets	(5,648)	(4,335)	(2,504)	(21,313)
Acquisition of long-term prepaid expenses	(5,645)	(6,061)	(4,871)	(41,464)
Proceeds from sales of investments in affiliates	—	195	—	—
Acquisition of shares of consolidated subsidiaries	(1,000)	(11)	(1,690)	(14,385)
Other	(2,143)	1,420	833	7,088
Cash flows from investing activities	(43,033)	(24,900)	(12,640)	(107,606)
Cash Flows from Financing Activities:				
Net increase (decrease) in short-term debt	1,296	(1,068)	(10,049)	(85,543)
Proceeds from long-term debt	4,848	61,158	8,612	73,317
Repayment of long-term debt	(37,306)	(31,774)	(12,890)	(109,733)
Proceeds from sale (acquisition) of treasury stock	(5,150)	36	(2,731)	(23,250)
Payment of cash dividends	(8,735)	(9,103)	(11,560)	(98,411)
Payment of cash dividends to minority shareholders	(837)	(1,828)	(1,208)	(10,284)
Other	—	—	(133)	(1,134)
Cash flows from financing activities	(45,884)	17,421	(29,959)	(255,038)
Exchange Difference of Cash and Cash Equivalents	(276)	1,291	1,768	15,054
Net Change in Cash and Cash Equivalents	(42,119)	46,246	(19,019)	(161,902)
Cash and Cash Equivalents at Beginning of Year	101,103	59,364	108,281	921,775
Increase (Decrease) in Cash and Cash Equivalents due to Additional Consolidation (Exclusion) of Subsidiaries	380	2,670	(247)	(2,108)
Cash and Cash Equivalents at End of Year	¥ 59,364	¥108,281	¥ 89,015	$ 757,765

The accompanying notes are an integral part of the statements.

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

(1) Accounting Principles and Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by Shiseido Company, Limited (the "Company") and its consolidated subsidiaries (collectively, the "Companies") in accordance with the provisions set forth in the Corporation Law (the former Japanese Commercial Code) and other countries' regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

Certain items presented in the consolidated financial statements filed with the Director of Kanto Finance Bureau in Japan have been reclassified for the convenience of readers outside Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥117.47= US$1 prevailing on March 31, 2006 has been used in translation. The inclusion of such amounts is not intended to imply that yen have been or could be readily converted, realized or settled in U.S. dollars at that rate.

(2) Scope of Consolidation

The Company had 97 subsidiaries as at March 31, 2006 (99 and 101 as at March 31, 2004 and 2005, respectively). The consolidated financial statements include the accounts of the Company and 93 (91 and 97 for 2004 and 2005, respectively) of its subsidiaries. The major consolidated subsidiaries are as follows:

	As at March 31, 2006	
	Equity ownership percentage, including indirect ownership	Capital stock (Millions of yen)
Shiseido Sales Co., Ltd.	100.0%	¥100
Shiseido FITIT Co., Ltd.	100.0	¥10
FT Shiseido Co., Ltd.	100.0	¥100
		(Thousands of U.S. dollars)
Shiseido International Corporation	100.0	$403,070
		(Thousands of euro)
Shiseido International Europe S.A.	100.0	€ 247,473
		(Thousands of yuan)
Shiseido China Co., Ltd.	100.0	CNY 353,006
Shiseido Liyuan Cosmetics Co., Ltd.	65.0	CNY 94,300
		(Thousands of NT dollars)
Taiwan Shiseido Co., Ltd.	51.0	NTD 1,154,588

The accounts of certain subsidiaries have been consolidated on the basis of their fiscal years ended three months or less prior to March 31.

The accounts of the remaining 4 subsidiaries have not been consolidated with the Companies due to the fact that they are inactive and their total assets, net sales, net income and retained earnings are insignificant to the consolidated total.

(3) Consolidation and Elimination

For the purposes of preparing the consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits among the Companies have been eliminated, and the portion thereof attributable to minority interests is charged to minority interests.

The cost of investments in the common stock of consolidated subsidiaries is eliminated with the underlying equity in net assets of such subsidiaries. The material difference between the cost of an investment and the amount of underlying equity in net assets of such subsidiaries is deferred and amortized over a reasonable period up to 20 years on a straight-line basis.

(4) Investments in Unconsolidated Subsidiaries and Affiliates

As at March 31, 2006, the Company had 5 affiliates (companies that are not subsidiaries and for which financial and operating or business decision making is influenced to a material degree by the Company).

Investments in 5 affiliates (5 for 2004 and 3 for 2005) are accounted for by the equity method, under which the Company's equity in net income of these affiliates is included in consolidated income with appropriate elimination of intercompany profit as at March 31, 2006, and for the year then ended.

Investments in 4 unconsolidated subsidiaries are stated at cost.

(5) Determining the Cost of the Acquired Subsidiaries at Acquisition of the Control

The assets and liabilities of subsidiaries are required to be remeasured at fair value as of the date of acquisition of the control.

The Company adopts "full fair value method" so that the full portion of the assets and liabilities of the subsidiaries is marked to fair value as of the date of acquisition of the control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Inventories

Inventories held by the Company are valued at cost, which is determined by the average method. Inventories held by the consolidated subsidiaries are valued at cost, which is determined principally by the last purchase price method.

(2) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment except for buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) is mainly computed by the declining-balance method and depreciation of buildings is computed by the straight-line method, at rates based on the estimated useful lives of assets.

Normal repairs and maintenance, including minor renewals and improvements, are charged to income as incurred.

(3) Valuation of Securities

The Company and its domestic consolidated subsidiaries categorize their existing securities as available-for-sale. These securities are carried at fair values that are reasonably determinable based on current market quotes, with net unrealized gains and losses, net of related tax, reported separately in shareholders' equity. Realized gains or losses on securities sold are determined based mainly on the moving average method. If fair value is not available, securities are carried at cost, cost being determined mainly by the moving average method. Investments in Investment Business Limited Liability Partnerships are recorded at the Company's share of the net asset value of the partnerships. The Company's share of the profits and losses earned by a partnership is recognized in current year's earnings, in proportion to its ownership interests in the net asset value of the partnership.

Securities with remaining maturities of one year or less and securities that are recognized as cash equivalent are classified as "Short-term investments in securities" and non-current securities are included in "Investments in securities."

(4) Accounting for Leases

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are mainly accounted for by a method similar to that applicable to ordinary operating leases.

(5) Net Income and Cash Dividends per Share

"Net income per share" of common stock is based on the weighted average number of shares of common stock outstanding during each year. The computation of diluted net income per common share reflects the maximum possible dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

Cash dividends per share shown for each year in the Consolidated Statements of Income represent dividends declared as applicable to the respective year, rather than those paid in each year.

(6) Accounting for Consumption Tax

In Japan, consumption tax is imposed at the flat rate of 5% on all domestic consumption of goods and services (with certain exemptions). The consumption tax imposed on the Companies' domestic sales to customers is withheld by the Companies at the time of sale and is paid to the national government subsequently.

The Company and its domestic consolidated subsidiaries exclude the consumption tax withheld upon sale and the consumption tax paid on the purchases of goods and services from the related amounts in the accompanying Consolidated Statements of Income.

(7) Allowance for Doubtful Accounts

The Company and its domestic consolidated subsidiaries provide the allowance for doubtful accounts by the method that uses the historical percentage of its own actual bad debt loss against the balance of total receivables plus the amount of uncollectible receivables estimated on an individual basis. Overseas consolidated subsidiaries provide mainly for the amount of uncollectible receivables estimated on an individual basis.

(8) Allowance for Returned Goods

As contingency against losses from returned goods, including cosmetics and pharmaceuticals, the Company and its domestic consolidated subsidiaries have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

(9) Accrued Retirement Benefits

Accrued retirement benefits are recognized based on the estimated actuarial present value of projected benefit obligation and the estimated fair value of plan assets. Unrecognized prior service cost is amortized on

a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years). Unrecognized net actuarial gain or loss is mainly amortized from the subsequent year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years).

(10) Accrued Retirement Benefits to Directors and Statutory Auditors

In the year ended March 31, 2004, the Board of Directors of the Company resolved to abolish the unfunded retirement benefit plans for their directors, statutory auditors and corporate officers, and proposed to calculate and accrue the amounts of lump-sum payments for their duties up to March 31, 2004 subject to approval by shareholders. The Company provided for the lump-sum payments determined in the Board's proposal for the year ended March 31, 2004. In the accompanying Consolidated Balance Sheets, the amounts due to directors and statutory auditors are presented as "Accrued retirement benefits to directors and statutory auditors" and those for corporate officers included in "Accrued retirement benefits."

(11) Allowance for Losses on Guaranty of Liabilities

To provide for losses on guaranty of liabilities, the Company has set aside a reserve, the amount of which reflects estimated potential losses taking into consideration such factors as the financial conditions of parties guaranteed.

(12) Foreign Currency Translation

Receivables and payables denominated in foreign currencies are translated at the current exchange rate prevailing on the respective balance sheet dates and resulting exchange gains or losses are recognized in the determination of net income for the relevant period.

Investments in unconsolidated subsidiaries and affiliates denominated in foreign currencies are translated at the historical exchange rates prevailing at the time such transactions were made.

(13) Translation of Foreign Currency Financial Statements (Overseas Subsidiaries and Affiliates)

The financial statements of overseas consolidated subsidiaries and affiliates are translated into yen at the exchange rate prevailing at the respective balance sheet dates of those subsidiaries for assets and liabilities, and at the historical exchange rate for capital accounts and retained earnings. All income and expense accounts are translated at the average rate of exchange during the fiscal year of those subsidiaries and affiliates.

The resulting translation adjustments are allocated proportionately between the majority and minority interests, those applicable to the majority interest being shown separately in shareholders' equity as "Adjustments on foreign currency statement translation" and those applicable to the minority interest being charged against "Minority interests in consolidated subsidiaries."

(14) Accounting Standard for Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council in Japan issued "Accounting Standard for Impairment of Fixed Assets." The standard requires that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized in the income statement by reducing the carrying amount of impaired assets or a group of assets to the recoverable amount to be measured as the higher of net selling price and value in use.

The Company and its domestic consolidated subsidiaries applied the standard effective for fiscal years beginning April 1, 2005. As a result, cost of sales decreased by ¥124 million ($1,058 thousand), gross profit increased by ¥124 million ($1,058 thousand), selling, general and administrative (SG&A) expenses increased by ¥261 million ($2,227 thousand), income from operations decreased by ¥137 million ($1,169 thousand) and income before income taxes decreased by ¥6,223 million ($52,976 thousand) in respect of the year ended March 31, 2006, as compared with the amount which would have been reported if the previous standards had been applied consistently.

(15) Changes in Classification of Costs and Expenses

In the year ended March 31, 2006, the Company introduced a new consolidated operations management framework. This entailed setting up a Group-standard account item system, from the perspective of combining the institutional accounting and management accounting frameworks. The Company also reassessed its method for calculating business earnings, with the aim of gaining a more accurate grasp of its financial performance. To obtain a clearer insight into cost of sales vis-à-vis net sales, the Company reassessed the nature of certain items, such as distribution costs and research and development expenses, which previously had been included within cost of sales. As from the year ended March 31, 2006, those items are now included within

SG&A expenses. With a view to providing a more accurate report of the Company's income from operations, amortization of goodwill and trademark rights, previously included within other expenses, is now included within SG&A expenses, because acquisitions of goodwill and trademark rights are expected to benefit the Company's operating earnings.

Cost of sales, gross profit, SG&A expenses, income from operations and other income (expenses) for the years up to March 31, 2005 have been retrospectively restated to reflect the changes.

3. SECURITIES

The acquisition cost, carrying amount, gross unrealized holding gains and gross unrealized holding losses for securities with fair value by security type as at March 31, 2005 and 2006, were as follows:

Available-for-sale securities:

	Millions of yen			
	2005			
	Cost	Carrying amount	Gross unrealized gains	Gross unrealized losses
Equity securities	¥12,184	¥27,358	¥15,227	¥ 53
Debt securities	9,404	9,037	25	392
Other	6,991	5,751	25	1,265
	¥28,579	¥42,146	¥15,277	¥1,710

	Millions of yen			
	2006			
	Cost	Carrying amount	Gross unrealized gains	Gross unrealized losses
Equity securities	**¥10,996**	**¥41,230**	**¥30,238**	**¥ 4**
Debt securities	**3,035**	**2,977**	**4**	**62**
Other	**6,440**	**6,731**	**513**	**222**
	¥20,471	**¥50,938**	**¥30,755**	**¥ 288**

	Thousands of U.S. dollars (Note 1. (1))			
	2006			
	Cost	Carrying amount	Gross unrealized gains	Gross unrealized losses
Equity securities	**$ 93,605**	**$350,979**	**$257,409**	**$ 35**
Debt securities	**25,836**	**25,341**	**33**	**528**
Other	**54,827**	**57,302**	**4,371**	**1,896**
	$174,268	**$433,622**	**$261,813**	**$2,459**

The carrying amount of securities without fair value as at March 31, 2005, and 2006 were as follows:

Available-for-sale securities:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
Equity securities	¥17,178	**¥17,188**	**$146,320**
Debt securities	3	**3**	**27**
Other	77,058	**56,590**	**481,734**
	¥94,239	**¥73,781**	**$628,081**

Proceeds, gross realized gains and gross realized losses from the sale of available-for-sale securities in respect of the years ended March 31, 2005 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
Proceeds	¥59,941	**¥13,715**	**$116,754**
Gross realized gains	552	**519**	**4,421**
Gross realized losses	—	**—**	**—**

4. INVENTORIES

Inventories held by the Companies as at March 31, 2005 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
Finished goods	¥43,571	**¥48,580**	**$413,555**
Materials	13,582	**12,998**	**110,648**
Work in process	3,478	**3,979**	**33,874**
Supplies	5,949	**6,787**	**57,774**
	¥66,580	**¥72,344**	**$615,851**

5. INTANGIBLE ASSETS AND DEFERRED CHARGES

Intangible assets and deferred charges as at March 31, 2005 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
Goodwill*	¥23,370	¥21,471	$182,782
Trademark rights**	18,116	14,925	127,050
Long-term prepaid expenses***	11,077	9,494	80,818
Others	11,580	11,128	94,734
	¥64,143	¥57,018	$485,384

* The acquisition costs during each of the years ended March 31, 2005 and 2006 were ¥328 million and ¥250 million, respectively.
Goodwill is being amortized on a straight-line basis over a 5-year period in Japan and mainly over a 20-year period in other countries. Amortization costs were ¥769 million, ¥885 million and ¥557 million for the years ended March 31, 2004, 2005 and 2006, respectively. Under SFAS No.142, impairment losses for goodwill were ¥3,879 million and ¥3,357 million for the years ended March 31, 2004 and 2006, respectively.

** The acquisition cost for the year ended March 31, 2005 was ¥3 million.
Trademark rights are being amortized mainly over a 10-year period on a straight-line basis. Amortization costs of ¥805 million, ¥805 million and ¥804 million were charged to income for the years ended March 31, 2004, 2005 and 2006, respectively. Under SFAS No.142, impairment losses for trademarks were ¥316 million and ¥2,961 million for the years ended March 31, 2004 and 2006, respectively.
U.S. subsidiaries of the Company adopted the provisions of SFAS No.142, "Goodwill and Other Intangible Assets," as of January 1, 2002. Under SFAS No.142, goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually.

*** The Company and its domestic consolidated subsidiaries have applied accounting standards for loss on impairment of fixed assets from the year ended March 31, 2006. As a result of the change, impairment loss in long-term prepaid expenses was ¥1,222 million ($10,403 thousand) for the year ended March 31, 2006.

6. LONG-TERM DEBT

Long-term debt as at March 31, 2005 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
Long-term borrowings from banks and other financial institutions	¥ 7,866	¥ 7,062	$ 60,117
0.40% unsecured yen bonds due in May 2007	50,000	50,000	425,641
Euro Medium-Term Notes due 2006—2008*	19,834	21,893	186,368
	77,700	78,955	672,126
Less: portion due within one year	(8,586)	(9,463)	(80,558)
	¥69,114	¥69,492	$591,568

* These notes have been issued by Shiseido International Corporation and Shiseido International Europe S.A. The interest rates as at March 31, 2006 ranged from 0.37% to 4.05%.

7. RETIREMENT BENEFITS AND PENSION PLANS

The Company and its domestic consolidated subsidiaries have a contributory funded pension plan and an unfunded termination allowance plan as part of its defined benefits scheme. In September 2004, the Company shifted part of its pension plan to a termination allowance plan. In October 2004, the Company discontinued part of its defined benefits plan and shifted to a defined contribution plan and a pre-paid termination allowance plan. In some cases, extra retirement benefits are paid when an employee retires. These are accounted for as retirement benefit expenses when incurred.

The reconciliation of projected benefit obligations, plan assets, funded status of the pension benefit plans and net liability recognized in the accompanying Balance Sheets as at March 31, 2005 and 2006 is shown below:

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
Projected benefit obligation	¥(176,739)	¥(186,389)	$(1,586,697)
Fair value of plan assets	149,593	183,218	1,559,702
Funded status of the plans	(27,146)	(3,171)	(26,995)
Unamortized net obligation at transition*	1,173	1,182	10,059
Unrecognized net actuarial (gain) or loss	38,625	10,235	87,132
Unrecognized prior service cost	(14,447)	(12,322)	(104,893)
Additional minimum liability*	(1,359)	(1,491)	(12,692)
	(3,154)	(5,567)	(47,389)
Prepaid pension expenses	31,769	30,637	260,810
Net liability recognized	¥ (34,923)	¥ (36,204)	$ (308,199)

* These are included in the accounts of an overseas consolidated subsidiary that have been prepared in accordance with local accounting standards.

The net periodic benefit cost for the years ended March 31, 2005 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
Service cost	¥ 8,970	¥ 7,606	$ 64,752
Interest cost	4,729	4,304	36,643
Expected return on plan assets	(5,673)	(5,983)	(50,934)
Amortization of net obligation at transition*	91	108	918
Amortization of net actuarial (gain) or loss	5,294	5,367	45,690
Amortization of prior service cost	(2,266)	(2,124)	(18,088)
Net periodic pension benefit cost	11,145	9,278	78,981
Gain from changes in retirement benefit scheme	(2,567)	—	—
	¥ 8,578	¥ 9,278	$ 78,981

* These are included in the accounts of an overseas consolidated subsidiary that have been prepared in accordance with local accounting standards.

The discount rate used to determine the actuarial present value of projected benefit obligations under the plan that covers employees of the Company and its domestic subsidiaries was 2.5% as of March 31, 2005 and 2006. The rate of expected return on plan assets was 4.0% as of March 31, 2005 and 2006. Attribution of pension benefit to each year of service of the employees is based on the "benefit/years-of-service" approach, whereby the same amount of benefit is attributed to each year.

Pursuant to the enactment of the Defined Benefit Corporate Pension Plan Law, the Company obtained approval from the Minister of Health, Labour and Welfare on February 25, 2004 for an exemption from the future benefit obligation with respect to the entrusted portion operated by the Company on behalf of the government. The Company and its domestic subsidiaries applied the transitional measure set forth in Article 47-2 of the "Practical Guidelines for Retirement Benefit Accounting (Interim Report)" (Report No.13 issued by the committee of JICPA), whereby the projected benefit obligation as well as the plan assets relating to the entrusted portion were assumed to be relinquished and the relevant gain of ¥26,732 million ($227,564 thousand) was recognized for the year ended March 31, 2004.

The Company implemented a Special Early Retirement Incentive Plan, which was to support and offer wider options to employees in advanced age groups to suit their individual life plans. Eligible applicants were full-time employees working for the Company and its domestic subsidiaries who were between 50 and 59 years of age, and had been in service for 15 or more years, as of March 31, 2005. As a result, 1,364 employees have retired and additional retirement benefits of ¥30,987 million ($263,784 thousand) were recognized for the year ended March 31, 2005.

8. DEFERRED TAX

Deferred tax assets and liabilities (both current and non-current) as at March 31, 2005 and 2006, consisted of the following elements:

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
Deferred tax assets:			
Tax losses carried forward	¥21,317	¥13,989	$119,088
Write-down of investments in securities and other investments	10,055	8,085	68,822
Depreciation	9,659	10,958	93,284
Accrued retirement benefits	5,086	3,204	27,274
Inventories	4,970	6,758	57,526
Accrued bonuses to employees	3,850	4,836	41,164
Accrued expenses	3,084	2,888	24,586
Unrealized intercompany profit of inventory and fixed assets	1,040	6,071	51,680
Accrued enterprise tax	261	834	7,102
Accrued retirement benefits to directors and statutory auditors	244	115	980
Other	5,667	7,444	63,374
	65,233	65,182	554,880
Allowance for valuation	(6,686)	(7,911)	(67,338)
	¥58,547	¥57,271	$487,542
Deferred tax liabilities:			
Unrealized gains on available-for-sale securities	¥ 5,541	¥12,687	$107,997
Goodwill and other intangible assets	1,731	495	4,215
Special tax-purpose reserve	1,192	1,144	9,739
Depreciation	829	773	6,579
Other	754	833	7,092
	¥10,047	¥15,932	$135,622

The reconciliation of the effective statutory tax rate to the actual rate is shown below:

	2005	2006
Effective statutory tax rate	41.0%	—
Adjustments:		
Entertainment expenses and others that are not deductible permanently	(173.0)	—
Dividend income and others that are not taxable permanently	76.5	—
Temporary difference relating to consolidation adjustments	(762.0)	—
Other factors	35.9	—
Actual tax rate	(781.6)%	—

Data for the year ended March 31, 2006, has been omitted because the difference between effective tax rate and actual tax rate was not material.

9. CONTINGENT LIABILITIES

As at March 31, 2006, the Company was contingently liable as a guarantor for loans of employees from banks, which amounted to ¥38 million ($326 thousand).

10. STOCK OPTION PLAN

Under the Company's stock option plan approved by the shareholders on June 27, 2002, the Company granted stock options for 637,000 shares of common stock during the year ended March 31, 2003.

Under the Company's stock option plan approved by the shareholders on June 27, 2003, the Company granted stock options for 936,000 shares of common stock during the year ended March 31, 2004.

Under the Company's stock option plan approved by the shareholders on June 29, 2004, the Company granted stock options for 1,098,000 shares of common stock during the year ended March 31, 2005.

Under the Company's stock option plan approved by the shareholders on June 29, 2005, the Company granted stock options for 2,594,000 shares of common stock during the year ended March 31, 2006.

The following table summarizes information on the stock options outstanding as of March 31, 2006.

① Stock option plan approved by the shareholders on June 27, 2002

	Stock options granted on July 16, 2002	Stock options granted on February 28, 2003	Total
Number of shares for options granted	578,000 shares	59,000 shares	637,000 shares
Number of shares for options outstanding	524,000 shares	—	524,000 shares
Exercise price	¥1,669	¥1,512	
Option term	July 1, 2004 — June 26, 2012	April 1, 2003 — March 31, 2006	

② Stock option plan approved by the shareholders on June 27, 2003

	Stock options granted on July 31, 2003	Stock options granted on November 28, 2003	Stock options granted on March 8, 2004	Total
Number of shares for options granted	878,000 shares	18,000 shares	40,000 shares	936,000 shares
Number of shares for options outstanding	657,000 shares	6,000 shares	9,000 shares	672,000 shares
Exercise price	¥1,287	¥1,229	¥1,361	
Option term	July 1, 2005 — June 26, 2013	December 1, 2003 —November 30, 2006	April 1, 2004 — March 31, 2007	

③ Stock option plan approved by the shareholders on June 29, 2004

	Stock options granted on July 26, 2004	Stock options granted on November 30, 2004	Stock options granted on March 9, 2005	Total
Number of shares for options granted	1,004,000 shares	16,000 shares	78,000 shares	1,098,000 shares
Number of shares for options outstanding	1,004,000 shares	1,000 shares	48,000 shares	1,053,000 shares
Exercise price	¥1,427	¥1,419	¥1,445	
Option term	July 1, 2006 — June 28, 2014	December 1, 2004 —November 30, 2007	April 1, 2005 — March 31, 2008	

④ Stock option plan approved by the shareholders on June 29, 2005

	Stock options granted on July 28, 2005	Stock options granted on July 28, 2005	
Number of shares for options granted	408,000 shares	261,000 shares	
Number of shares for options outstanding	408,000 shares	261,000 shares	
Exercise price	¥1	¥1,481	
Option term	August 1, 2008 —June 30, 2011	July 1, 2007 — June 28, 2015	

	Stock options granted on October 27, 2005	Stock options granted on November 7, 2005	Stock options granted on March 8, 2006	Total
Number of shares for options granted	11,000 shares	1,851,000 shares	63,000 shares	2,594,000 shares
Number of shares for options outstanding	11,000 shares	1,851,000 shares	63,000 shares	2,594,000 shares
Exercise price	¥1,865	¥1,896	¥2,012	
Option term	November 1, 2005 — October 31, 2008	July 1, 2007 —June 30, 2010	April 1, 2006 — March 31, 2009	

11. ACCOUNTING FOR LEASES

The Companies have various lease agreements whereby the Companies act both as a lessee and a lessor. Finance lease contracts (both as a lessee and as a lessor) other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases. Certain key information on such lease contracts of the Companies as a lessee and a lessor for the years ended March 31, 2005 and 2006, was as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
As a lessee:			
The scheduled maturities of future lease rental payments on such lease contracts were as follows:			
Due within one year	¥ 5,091	¥ 4,166	$ 35,462
Due after one year	9,429	8,107	69,018
	¥ 14,520	¥ 12,273	$ 104,480
Lease rental expenses for the year	¥ 4,849	¥ 5,371	$ 45,723
Assumed depreciation	¥ 4,849	¥ 5,371	$ 45,723
Leased machinery and equipment:			
Assumed purchase cost	¥ 29,020	¥ 27,187	$ 231,437
Assumed accumulated depreciation	(14,500)	(14,914)	(126,957)
Assumed net book value	¥ 14,520	¥ 12,273	$ 104,480

Assumed data as to purchase cost, accumulated depreciation, net book value of leased machinery and equipment include the portion of interest thereon.

Depreciation is based on the straight-line method over the lease term of the leased assets.

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
As a lessor:			
The scheduled maturities of future lease rental income on such lease contracts were as follows:			
Due within one year	¥ 1,644	¥ 1,619	$ 13,781
Due after one year	4,018	2,939	25,018
	¥ 5,662	¥ 4,558	$ 38,799
Lease rental income for the year	¥ 1,846	¥ 1,930	$ 16,427
Depreciation	¥ 1,596	¥ 1,757	$ 14,960
Assumed interest income	¥ 312	¥ 345	$ 2,933
Leased machinery and equipment:			
Purchase cost	¥ 9,425	¥ 9,442	$ 80,379
Accumulated depreciation	(4,040)	(5,164)	(43,965)
Net book value	¥ 5,385	¥ 4,278	$ 36,414

Lease obligations under operating leases as at March 31, 2005 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
As a lessee:			
The scheduled maturities of future lease rental payments on such lease contracts were as follows:			
Due within one year	¥ 3,825	¥ 3,797	$ 32,323
Due after one year	30,974	27,505	234,148
	¥34,799	¥31,302	$266,471

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2005	2006	2006
As a lessor:			
The scheduled maturities of future lease rental income on such lease contracts were as follows:			
Due within one year	¥177	¥212	$1,808
Due after one year	221	394	3,354
	¥398	¥606	$5,162

12. DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Companies employ derivative financial instruments, including forward exchange contracts and foreign currency swap arrangements to manage their exposure to adverse fluctuations in foreign exchange rates relating to receivables, payables and short / long-term debt denominated in foreign currencies. The Companies do not use derivatives for speculative or trading purposes.

The contract amount (notional principal amount), estimated fair value and unrealized gain / loss of the outstanding contracts as at March 31, 2005 and 2006 were as follows:

	Millions of yen			
	2005			
	Contract amount (notional principal amount)			
	Total	Settled over one year	Estimated fair value	Unrealized gain (loss)
Currency swap contracts:				
To receive Yen / to pay Euro	¥3,996	¥3,996	¥(1,053)	¥(1,053)

	Millions of yen			
	2006			
	Contract amount (notional principal amount)			
	Total	Settled over one year	Estimated fair value	Unrealized gain (loss)
Currency swap contracts:				
To receive Yen / to pay Euro	**¥3,946**	**¥1,176**	**¥(744)**	**¥(744)**

	Thousands of U.S. dollars (Note 1. (1))			
	2006			
	Contract amount (notional principal amount)			
	Total	Settled over one year	Estimated fair value	Unrealized gain (loss)
Currency swap contracts:				
To receive Yen / to pay Euro	**$33,592**	**$10,014**	**$(6,331)**	**$(6,331)**

Derivatives that meet the criteria for hedges were excluded from the above table.

13. IMPAIRMENT LOSSES

For impairment accounting purposes, the Companies pool their business-use assets separately from their idle assets. Business-use assets are generally pooled according to the minimum independent cash-flow-generating unit, based on business classification. Idle assets are pooled according to each separate property.

As a result, business-use assets, such as stores in operation, that have continuously reported operating losses have been devalued from the book value to the recoverable value, with the differences reported as impairment losses. By asset type, impairment losses for the year ended March 31, 2006 were ¥214 million ($1,820 thousand) for land, ¥1,030 million ($8,767 thousand) for buildings and structures, and ¥1,567 million ($13,340 thousand) for long-term prepaid expenses.

Idle assets, such as factories that will cease production, have been devalued from the book value to the recoverable value, with the differences reported as impairment losses. By asset type, impairment losses for the year ended March 31, 2006 were ¥2,356 million ($20,057 thousand) for land and ¥919 million ($7,823 thousand) for buildings and structures.

Recoverable values are calculated according to estimated net sale values, which are mainly based on real estate appraisal values.

Please refer to Note 5 for impairment losses on intangible fixed assets of U.S. subsidiaries.

14. SEGMENT INFORMATION

(1) Business Segment Information

The Companies operate principally in the following three business segments:

Cosmetics........ Women's and men's cosmetics
Toiletries .... Soaps, haircare products, mass market cosmetics and sanitary products
Others.............. Beauty salon products, health & beauty foods, pharmaceuticals, fashion goods, fine chemicals, etc.

The business segment information of the Companies for each of the three years in the period ended March 31, 2006, is shown below:

	Millions of yen			Thousands of U.S. dollars (Note 1. (1))
	2004	2005	2006	2006
Net sales:				
Cosmetics	¥489,587	¥504,760	¥533,068	$4,537,910
Toiletries	66,397	60,499	61,166	520,696
Others	68,264	74,569	76,723	653,127
	¥624,248	¥639,828	¥670,957	$5,711,733
Income (loss) from operations before unallocatable costs*:				
Cosmetics	¥ 47,326	¥ 37,820	¥ 43,722	$ 372,197
Toiletries	(399)	(5,564)	329	2,799
Others	2,707	6,131	6,068	51,658
	49,634	38,387	50,119	426,654
Less: unallocatable operating expenses	(12,156)	(11,858)	(11,240)	(95,682)
Income from operations*	¥ 37,478	¥ 26,529	¥ 38,879	$ 330,972
Total assets:				
Cosmetics	¥321,124	¥358,373	¥364,673	$3,104,393
Toiletries	43,502	34,751	37,150	316,253
Others	104,851	108,091	102,164	869,702
	469,477	501,215	503,987	4,290,348
Elimination, unallocatable or headquarters	157,253	199,880	167,855	1,428,914
	¥626,730	¥701,095	¥671,842	$5,719,262
Depreciation:				
Cosmetics	¥ 17,510	¥ 17,344	¥ 16,449	$ 140,026
Toiletries	2,527	2,945	3,516	29,936
Others	7,133	7,074	6,963	59,276
	27,170	27,363	26,928	229,238
Elimination, unallocatable or headquarters	48	45	44	372
	¥ 27,218	¥ 27,408	¥ 26,972	$ 229,610
Impairment loss:				
Cosmetics	¥ 4,194	—	¥ 4,468	$ 38,033
Toiletries	—	—	248	2,112
Others	—	—	7,740	65,895
	4,194	—	12,456	106,040
Elimination, unallocatable or headquarters	—	—	(52)	(447)
	¥ 4,194	—	¥ 12,404	$ 105,593
Capital expenditure:				
Cosmetics	¥ 23,830	¥ 20,867	¥ 17,471	$ 148,729
Toiletries	2,152	2,000	5,072	43,179
Others	8,418	5,731	6,054	51,533
	34,400	28,598	28,597	243,441
Elimination, unallocatable or headquarters	6	33	29	248
	¥ 34,406	¥ 28,631	¥ 28,626	$ 243,689

* Income (loss) from operations before unallocatable costs and income from operations for fiscal years up to March 31, 2005 have been restated to retrospectively reflect changes in accounting policies for the fiscal year ended March 31, 2006.

(2) Geographic Segment Information

The geographic segment information of the Companies for each of the three years in the period ended March 31, 2006 is shown below:

	Millions of yen			Thousands of U.S. dollars (Note 1. (1))
	2004	2005	2006	2006
Net sales:				
Domestic (inside Japan)	¥465,287	¥467,027	¥475,654	$4,049,150
Outside Japan:				
Americas	43,523	43,097	46,016	391,729
Europe	72,464	79,776	85,573	728,464
Asia/Oceania	42,974	49,928	63,714	542,390
	158,961	172,801	195,303	1,662,583
	¥624,248	¥639,828	¥670,957	$5,711,733
Income from operations before unallocatable costs*:				
Domestic (inside Japan)	¥ 40,355	¥ 25,422	¥ 34,235	$ 291,439
Outside Japan:				
Americas	161	460	1,567	13,341
Europe	3,283	5,380	5,719	48,680
Asia/Oceania	5,835	7,125	8,598	73,194
	9,279	12,965	15,884	135,215
	49,634	38,387	50,119	426,654
Less: unallocatable operating expenses	(12,156)	(11,858)	(11,240)	(95,682)
Income from operations*	¥ 37,478	¥ 26,529	¥ 38,879	$ 330,972
Total assets:				
Domestic (inside Japan)	¥297,535	¥316,626	¥309,246	$2,632,549
Outside Japan:				
Americas	57,441	53,960	59,547	506,916
Europe	77,035	87,497	84,696	721,004
Asia/Oceania	37,466	43,132	65,383	556,591
	171,942	184,589	209,626	1,784,511
	469,477	501,215	518,872	4,417,060
Elimination, unallocatable or headquarters	157,253	199,880	152,970	1,302,202
	¥626,730	¥701,095	¥671,842	$5,719,262

* Income from operations before unallocatable costs and income from operations for fiscal years up to March 31, 2005 have been restated to retrospectively reflect changes in accounting policies for the fiscal year ended March 31, 2006.

(3) Overseas Sales

Overseas sales of the Companies (meaning the amounts of exports made by the Company and its domestic subsidiaries plus the sales of overseas consolidated subsidiaries) for each of the three years in the period ended March 31, 2006, are shown below:

	Millions of yen			Thousands of U.S. dollars (Note 1. (1))
	2004	2005	2006	2006
Overseas sales				
Americas	¥ 45,808	¥ 44,282	¥ 47,527	$ 404,594
Europe	68,104	74,929	80,395	684,384
Asia/Oceania	48,485	56,465	69,319	590,100
	¥162,397	¥175,676	¥197,241	$1,679,078
Percentage of overseas sales against consolidated net sales	26.0%	27.5%	29.4%	29.4%

15. SUBSEQUENT EVENT

Subsequent to March 31, 2006, the Company's Board of Directors, with the subsequent approval by shareholders on June 29, 2006, declared a cash dividend of ¥6,187 million ($52,667 thousand), equal to ¥15.0 per share, which was applicable to earnings for the year ended March 31, 2006, and payable to shareholders on the register as of March 31, 2006.

Report of Independent Auditors

The Board of Directors
Shiseido Company, Limited

We have audited the accompanying consolidated balance sheets of Shiseido Company, Limited and its subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2006, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shiseido Company, Limited and its subsidiaries as of March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in Japan.

As described in Note 2. (14), effective for the year ended March 31, 2006, Shiseido Company, Limited and its domestic subsidiaries have adopted Japanese accounting standards for impairment of fixed assets.

As described in Note 2. (15), effective for the year ended March 31, 2006, Shiseido Company, Limited and its subsidiaries began to account for distribution costs, research and development expenses and certain other expenses, which previously had been included in cost of sales, as well as amortization of goodwill and trademark rights, which previously had been included in other expenses, as selling, general and administrative expenses.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1. (1) to the accompanying consolidated financial statements.



ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
June 29, 2006

Corporate Information

(As of March 31, 2006)

Head Office
Shiseido Company, Limited
5-5, Ginza 7-chome, Chuo-ku
Tokyo 104-0061, Japan
Tel: +81-3-3572-5111

Foundation
September 17, 1872

Incorporation
June 24, 1927

Capital
¥64,506,725,140

Number of Employees
3,227 (25,781 for the Shiseido Group)

Fiscal Year-End
March 31

Common Shares Issued and Outstanding
424,562,353 (including 12,105,939 in treasury stock)

Number of Shareholders
37,148

Shareholder Meeting
The Ordinary General Meeting of Shareholders is normally held in June in Tokyo.

Stock Listings
Common Stock: Tokyo Stock Exchange (Code: 4911)
American Depositary Receipts: U.S. Over-the-Counter

Independent Auditors
ChuoAoyama PricewaterhouseCoopers

Share Registrar
The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

American Depositary Receipts
CUSIP No.: 824841407
Ratio (ADR:ORD): 1:1
Exchange: OTC (Over-the-Counter)
Symbol: SSDOY
Depositary: The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: +1 (212) 815-8161
U.S. toll free: (888) 269-2377
http://www.adrbny.com

Principal Shareholders

Shareholders	Number of shares held (thousands)	Percentage of shareholding
The Master Trust Bank of Japan, Ltd. (Trust Account)	25,741	6.06%
Hero & Co.	21,609	5.08
Japan Trustee Services Bank, Ltd. (Trust Account)	18,371	4.32
Mizuho Bank, Ltd.	17,226	4.05
NIPPONKOA Insurance Co., Ltd.	14,569	3.43
Asahi Mutual Life Insurance Company	12,079	2.84
Mizuho Corporate Bank, Ltd.	11,382	2.68
Mitsui Sumitomo Insurance Co., Ltd.	10,211	2.40
Nippon Life Insurance Company	9,747	2.29
Association of Shiseido Employees' Investment in the Company's Shares	8,997	2.11

In addition to the above, Shiseido Company, Limited holds 12,105 thousand shares of treasury stock.

Composition of Shareholders (by number of shares)



Other Japanese Companies 5.32%
Treasury Stock 2.85%
Securities Companies 1.44%
Foreign Investors 26.45%
Financial Institutions 44.97%
Individuals 18.96%

Monthly Share Price Range and Trading Volume



(¥)
Share Price
Trading Volume
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
(Thousands of shares)
60,000
45,000
30,000
15,000
0
'01/4
'02/4
'03/4
'04/4
'05/4
'06/4

For Further Information, Please Contact
Investor Relations Department
Shiseido Company, Limited
6-2, Higashi-shimbashi 1-chome
Minato-ku, Tokyo 105-8310, Japan
F a x : +81-3-6218-5544
E-mail: irmail@to.shiseido.co.jp

Website
English Edition:
http://www.shiseido.co.jp/e/
Japanese Edition:
http://www.shiseido.co.jp/



PRINTED WITH SOY INK

Printed with soy ink approved by the American Soybean Association on 100% recycled paper.



SHISEIDO

Printed in Japan

FILE NO. 82-3311

(Translation)

June 29, 2006

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda, President & CEO (Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Takafumi Uchida, General Manager of Administration Division
(Tel: 03 - 3572 - 5111)

Notice of Approval of "Introduction of Countermeasures to Large Acquisitions of Shiseido Co., Ltd. Shares (Takeover Defense)" at the Ordinary General Meeting of Shareholders

Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held on April 27, 2006, adopted a resolution on the particular details of countermeasures to large acquisitions of the Company's shares (the "Plan"), subject to the approval by its shareholders at the 106th Ordinary General Meeting of Shareholders of the Company scheduled to be held on June 29, 2006 (the "General Meeting"). Notice is hereby given that at the General Meeting, the Third Item of Business "Amendment to a Part of the Articles of Incorporation (2)" and the Seventh Item of Business "Gratis Allotment of Stock Acquisition Rights for Takeover Defense Measures" were approved by the shareholders.

As to the particulars of the Plan, please see the Company's press release dated April 27, 2006 "Introduction of Countermeasures to Large Acquisitions of Shiseido Co., Ltd. Shares (Takeover Defense)" or the "Notice of Convocation of the 106th Ordinary General Meeting of Shareholders". Such materials are posted in the section of "Investors Relations Information" on the website of the Company.

"Introduction of Countermeasures to Large Acquisitions of Shiseido Co., Ltd. Shares (Takeover Defense)" (dated April 27, 2006): http://www.shiseido.co.jp/ir_news/

"Information on the 106th Ordinary General Meeting of Shareholders" (dated June 5, 2006): http://www.shiseido.co.jp/shareholder/html/

In accordance with the decisions of its shareholders, the Company will continue to ensure and enhance the corporate value of the Company and, in turn, the common interests of the shareholders, based on the Plan.

- END -

RECEIVED
2006 JUL 19 P 2:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Stock Exchange Code: 4911

June 29, 2006

To our Shareholders:

NOTICE OF RESOLUTIONS OF THE 106TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters below were reported and resolved at the 106th Ordinary General Meeting of Shareholders of the Company held on June 29, 2006.

Yours very truly,

SHISEIDO CO., LTD.
(the "Company")
5-5, Ginza 7-chome,
Chuo-ku, Tokyo

By: SHINZO MAEDA
President & CEO

PARTICULARS

Matters Reported:

1. **Report on the Business Report and the Non-Consolidated Statement of Income for the 106th Business Term (April 1, 2005 to March 31, 2006) and the Non-Consolidated Balance Sheet as of March 31, 2006**
   The content of the above-mentioned accounting documents were reported.
2. **Report on the Consolidated Statement of Income for the 106th Business Term (April 1, 2005 to March 31, 2006), the Consolidated Balance Sheet as of March 31, 2006 and the Results on the Audits of Consolidated Accounting Documents by the Independent Public Accountants and the Board of Corporate Auditors**
   The content of the above-mentioned Consolidated accounting documents and the results on the Audits of these documents were reported.
3. **Report on the Purchase of the Treasury Stocks Pursuant to a Resolution of the Board of Directors Authorized under the Article of Incorporation**
   The content of the above-mentioned Purchase of the Treasury Stocks were reported.

Matters Resolved:

First Item of Business: **Approval of the Proposed Appropriation of Retained Earnings for the 106th Business Term**

This item was approved and resolved as originally proposed. The dividend for the business term was decided to be ¥15, an increase of ¥2 per share over the previous business term. The total dividend per share for the business term is ¥30, together with ¥15 interim dividend per share, an increase of ¥6 per share over the previous business term.

The bonuses of ¥121 million in total to Seven (7) Directors will be granted.

Second Item of Business: **Amendment to a Part of the Articles of Incorporation (1)**

This item was approved and resolved as originally proposed. Mainly by virtue of the "Corporate Law" and among others, the Company made amendments to a part of the Article of Incorporation.

Details of the amendments are as stated on pages 5 to 21.

Third Item of Business: **Amendment to a Part of the Articles of Incorporation (2)**

This item was approved and resolved as originally proposed. The Company made amendments to a part of the Article of Incorporation, such as the establishment of the provisions based on the resolution of the Seventh Item of Business (Gratis Allotment of Stock Acquisition Rights for Takeover Defense Measures), etc.

Details of the amendments are as stated on page 22.

Fourth Item of Business: **Election of Nine (9) Directors**

This item was approved and resolved as originally proposed. Messrs. Shinzo Maeda, Seiji Nishimori, Toshimitsu Kobayashi, Yasuhiko Harada, Masaaki Komatsu, and Ms. Kimie Iwata were reelected as Directors and Messrs. Kiyoshi Kawasaki, Shoichiro Iwata, and Tatsuo Uemura were newly-elected as Directors and all assumed their offices. Messrs. Shoichiro Iwata and Tatsuo Uemura are Outside Directors as prescribed in Article 2, Section 15 of the Corporate Law.

Fifth Item of Business: **Election of One (1) Corporate Auditor**

This item was approved and resolved as originally proposed. Mr. Kiyoharu Ikoma was newly-elected as Corporate Auditor and assumed his office.

Sixth Item of Business: **Election of Accounting Auditors**

This item was approved and resolved as originally proposed. KPMG AZSA & Co. was elected as Accounting Auditors and assumed their office.

Seventh Item of Business: **Gratis Allotment of Stock Acquisition Rights for Takeover Defense Measures**

This item was approved and resolved as originally proposed. Pursuant to Article 15 of the Articles of Incorporation of the Company, amended based on the approved resolution of the Third Item of Business, the Company assigns the authority to the Board of Directors, to decide matters relating to the gratis allotment of stock acquisition rights under certain conditions resolved by this Item of Business, as countermeasures to large acquisitions of the Company's shares (the "Takeover Defense Measures") for the purpose of ensuring and enhancing the corporate value of the Company and, in turn, the common interests of the shareholders.
Regarding the Details of the Takeover Defense Measures, please refer "General Meeting of Shareholders" at "Shareholder Information" on the Company's website.
(http://www.shiseido.co.jp/shareholder/html/shm10000.htm)

Eighth Item of Business: **Approval of Issuance of stock acquisition rights as Stock Options as executive compensation-type stock options**

This item was approved and resolved as originally proposed. Under the executive compensation systems of the Company, two types of stock acquisition rights as stock options to be allotted to Directors as a part of remuneration, etc. were decided to grant.
Details of Two types of stock options are as follows:

1. Stock options as medium-term incentives
Qualified grantees of stock acquisition rights:
Three (3) Directors of the Company whose positions as Executive Officers were promoted

Total number of stock acquisition rights to be issued:
15 or less (The number of shares to be issued upon exercise of one stock acquisition right: 1,000 shares)
Ceiling of remuneration, etc. on stock acquisition rights:
¥30,000,000 per year

2. Stock options as long-term incentives
Qualified grantees of stock acquisition rights:
Seven (7) Directors, excluding the Outside Directors of the Company
Total number of stock acquisition rights to be issued:
85 or less (The number of shares to be issued upon exercise of one stock acquisition right: 1,000 shares)
Ceiling of remuneration, etc. on stock acquisition rights:
¥40,000,000 per year

[Second Item of Business: Amendment to a Part of the Articles of Incorporation (1)]

Details of the amendments are as follows:

(___Underlined parts are amended)

Before the Amendments	After the Amendments
Chapter I. General Provisions	**Chapter I. General Provisions**
(Trade name)	(Trade name)
Article 1. The Company shall be called Kabushiki Kaisha Shiseido.	Article 1. The Company shall be called Kabushiki Kaisha Shiseido.
In English, it shall be written Shiseido Company, Limited.	In English, it shall be written Shiseido Company, Limited.
(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following businesses:	Article 2. The objectives of the Company shall be to engage in the following businesses:
(1) Manufacture, sale, export and import of cosmetics, soap, detergents, dentifrice, medicine and quasi-medicine, reagents and pigments;	(1) Manufacture, sale, export and import of cosmetics, soap, detergents, dentifrice, medicine and quasi-medicine, reagents and pigments;
(2) Manufacture, sale, export and import of raw materials and materials of the products mentioned in the foregoing item;	(2) Manufacture, sale, export and import of raw materials and materials of the products mentioned in the foregoing item;
(3) Acceptance of safety tests and analytical tests on the products, raw materials and materials mentioned in any of the foregoing items;	(3) Acceptance of safety tests and analytical tests on the products, raw materials and materials mentioned in any of the foregoing items;

Before the Amendments	After the Amendments
(4) Manufacture, sale, export and import of medical machinery and instruments, analysis and measuring machinery and instruments, Japanese and other papers, stationery, sanitary supplies, household insecticides and insectifuges, toiletries, clothing, personal notions, sundry daily goods, wigs, sporting goods, arts and crafts, jewels and precious metals;	(4) Manufacture, sale, export and import of medical machinery and instruments, analysis and measuring machinery and instruments, Japanese and other papers, stationery, sanitary supplies, household insecticides and insectifuges, toiletries, clothing, personal notions, sundry daily goods, wigs, sporting goods, arts and crafts, jewels and precious metals;
(5) Manufacture and sale of carbonated and other drinks, foods and food additives;	(5) Manufacture and sale of carbonated and other drinks, foods and food additives;
(6) Acquisition and sale of industrial properties, know-how, and software relating to computers, images, music, etc.;	(6) Acquisition and sale of industrial properties, know-how, and software relating to computers, images, music, etc.;
(7) Sale of tobacco, revenue and postage stamps, measuring instruments and weights and measures;	(7) Sale of tobacco, revenue and postage stamps, measuring instruments and weights and measures;
(8) Printing, plate-making, publication and photography;	(8) Printing, plate-making, publication and photography;

Before the Amendments	After the Amendments
(9) Development, design and sale of systems and equipment relating to beauty art (hairdressing, Japanese and Western styling, facial treatment, hair care, manicure and body beauty treatment), hair cutting, medical treatment, health care, hygiene and athletics, operation of facilities therefor and the business of engaging in such activities on commission and rendering consulting services in respect thereof;	(9) Development, design and sale of systems and equipment relating to beauty art (hairdressing, Japanese and Western styling, facial treatment, hair care, manicure and body beauty treatment), hair cutting, medical treatment, health care, hygiene and athletics, operation of facilities therefor and the business of engaging in such activities on commission and rendering consulting services in respect thereof;
(10) Acting as promoters of musical, artistic, dramatic, sporting and other cultural events and sale of tickets relating thereto;	(10) Acting as promoters of musical, artistic, dramatic, sporting and other cultural events and sale of tickets relating thereto;
(11) Management of hotels and wedding halls and the business of engaging in such management on commission and rendering consulting services in respect thereof;	(11) Management of hotels and wedding halls and the business of engaging in such management on commission and rendering consulting services in respect thereof;
(12) Automotive transportation, automotive forwarding, Warehousing and freight packing businesses;	(12) Automotive transportation, automotive forwarding, Warehousing and freight packing businesses;
(13) Business of engaging in sale, purchase, brokerage, leasing out and management of real estate, civil engineering and architectural work, and travel businesses;	(13) Business of engaging in sale, purchase, brokerage, leasing out and management of real estate, civil engineering and architectural work, and travel businesses;
(14) General leasing, factoring and money lending businesses; and	(14) General leasing, factoring and money lending businesses; and
(15) Any and all activities incidental to any of the foregoing items.	(15) Any and all activities incidental to any of the foregoing items.

Before the Amendments	After the Amendments
(Location of head office)	(Location of head office)
Article 3. The Company shall have its head office in Chuo-ku, Tokyo.	Article 3. The Company shall have its head office in Chuo-ku, Tokyo.
(To be newly established)	(Organs) Article 4. The Company shall have the following organs in addition to the general meeting of shareholders and Directors: (1) The Board of Directors; (2) Corporate Auditors; (3) The Board of Corporate Auditors; and (4) Account Auditors.
(Method of giving public notices)	(Method of giving public notices)
Article 4. Public notices of the Company shall be given in electronic form. In the event of any accident or any other unavoidable cause that prevents a public notice in electronic form, such public notice shall be inserted in the Nihon Keizai Shimbun.	Article 5. The method of giving public notices of the Company shall be electronic notification. In the event that the Company cannot give a public notice in electronic form due to any accident or any other unavoidable cause, such public notice shall be inserted in the Nihon Keizai Shimbun.
Chapter II. Shares	**Chapter II. Shares**
(Total number of shares to be issued by the Company)	(Total number of issuable shares)
Article 5. The total number of shares authorized to be issued by the Company shall be 784,561,000 shares; provided, however, that in case shares are cancelled, the number of shares so cancelled shall be subtracted from the total number of shares so authorized.	Article 6. The total number of issuable shares of the Company shall be 784,561,000 shares.
(To be newly established)	(Issuance of share certificates) Article 7. The Company shall issue certificates in respect of its shares.

Before the Amendments	After the Amendments
(Acquisition by the Company of its own shares)	(Acquisition by the Company of its own shares)
Article 6. By resolution of the Board of Directors, the Company may purchase its own shares pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.	Article 8. By resolution of the Board of Directors, the Company may acquire its own shares pursuant to the provision of Article 165, paragraph 2 of the Corporation Law of Japan.
(Number of shares to constitute one unit)	(Number of shares constituting one unit and non-issuance of certificates for less-than -one-unit shares)
Article 7. The number of shares to constitute one unit of shares of the Company shall be 1,000 shares.	Article 9. The number of shares constituting one unit of shares of the Company shall be 1,000 shares.
2. The Company shall not issue any share certificate representing any number of shares constituting less than one unit ("less-than-one-unit shares"), unless otherwise provided for in the Share Handling Regulations.	2. Notwithstanding the provision of Article 7 hereof, the Company shall not issue any certificate representing less-than-one-unit shares, unless otherwise provided for in the Share Handling Regulations.

Before the Amendments	After the Amendments
(To be newly established)	(Rights in respect of less-than-one-unit shares) Article 10. Any shareholder (including beneficial shareholder; the same applies hereinafter) who holds less-than-one-unit shares of the Company cannot exercise any right other than those listed below, in respect of their less-than-one-unit shares: (1) The rights as provided for in the items of Article 189, paragraph 2 of the Corporation Law of Japan; (2) The rights that can be requested pursuant to Article 166, paragraph 1 of the Corporation Law of Japan; (3) The rights to the allocation of shares and stock acquisition rights offered to shareholders, in proportion to the numbers of their respective shares; and (4) The rights to make requests as provided for in Article 11 hereof.
(Additional purchase of less-than-one-unit shares) Article 8. In accordance as provided for in the Share Handling Regulations, any shareholder (including beneficial shareholder; the same applies hereinafter) who holds less-than-one-unit shares of the Company shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.	(Additional purchase of less-than-one-unit shares) Article 11. In accordance as provided for in the Share Handling Regulations, any shareholder who holds less-than-one-unit shares of the Company shall be entitled to request the Company to sell the number of shares that will, together with the number of his/her less-than-one-unit shares, constitute the number of one unit of shares.

Before the Amendments	After the Amendments
(Transfer agent) Article 9. The Company shall have a transfer agent with respect to its shares. The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given thereof. The register of shareholders, the register of beneficial shareholders and the register of loss of share certificates of the Company shall be kept at the transfer agent's business office and the registration of a transfer of shares, purchase and additional purchase of less-than-one-unit shares, acceptance of notice of beneficial shareholders and other affairs relating to shares shall be handled by the transfer agent and not by the Company.	(Share registrar) Article 12. The Company shall have a share registrar. The share registrar and its business office shall be designated by resolution of the Board of Directors and public notice shall be given thereof. The preparation and keeping of the register of shareholders, the register of beneficial shareholders, the register of stock acquisition rights and the register of loss of share certificates of the Company and other affairs relating to the register of shareholders, the register of beneficial shareholders, the register of stock acquisition rights and the register of loss of share certificates shall be delegated to the share registrar and shall not be handled by the Company.
(Share Handling Regulations) Article 10. The denominations of share certificates of the Company and the registration of a transfer of shares, purchase and additional purchase of less-than-one-unit shares, acceptance of notice of beneficial shareholders and other handling relating to shares shall be governed by the Share Handling Regulations adopted by the Board of Directors.	(Share Handling Regulations) Article 13. The handling relating to the exercise of rights by the shareholders of the Company, its shares and stock acquisition rights and the fees therefor shall be governed by the Share Handling Regulations adopted by the Board of Directors as well as laws, ordinances or these Articles of Incorporation.

Before the Amendments	After the Amendments
(Record date)	(Record date)
Article 11. The Company shall treat the shareholders with voting rights appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant closing of accounts.	Article 14. The Company shall treat the shareholders with voting rights appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant financial year.
2. If necessary, in addition to the foregoing paragraph, the Company shall, upon giving advance public notice, specify a certain date and treat the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of such date as shareholders entitled to exercise their rights.	2. (to be deleted)
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
(Place to hold general meetings)	(Place to hold general meetings)
Article 12. General meetings of shareholders may be held at the seat of the head office of the Company or some place adjacent thereto or some place in any ku (or ward) of Tokyo.	Article 15. General meetings of shareholders shall be held at some place in any ku (or ward) of Tokyo.
(Convening of general meetings)	(Convening of general meetings)
Article 13. The ordinary general meeting of shareholders of the Company shall be convened within three (3) months from April 1 of each year and an extraordinary general meeting of shareholders shall be convened whenever necessary.	Article 16. The ordinary general meeting of shareholders of the Company shall be convened within three (3) months from April 1 of each year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

Before the Amendments	After the Amendments
(Person to convene general meetings and chairman)	(Person to convene general meetings and chairman)
Article 14. Unless otherwise provided for in laws or ordinances, a general meeting of shareholders shall be convened by the Representative Director in accordance with the resolution of the Board of Directors and chairmanship of such general meeting of shareholders shall be assumed by the Representative Director.	Article 17. Unless otherwise provided for in laws or ordinances, a general meeting of shareholders shall be convened by the Representative Director in accordance with the resolution of the Board of Directors and chairmanship of such general meeting of shareholders shall be assumed by the Representative Director.
If the Company has two (2) or more Representative Directors, such general meeting of shareholders shall be convened and presided over by one of the Representative Directors in the order previously fixed by the Board of Directors.	If the Company has two (2) or more Representative Directors, such general meeting of shareholders shall be convened and presided over by one of the Representative Directors in the order previously fixed by the Board of Directors.
If the Representative Director or Directors are unable to act, another Director shall act in his place in the order previously fixed by the Board of Directors.	If the Representative Director or Directors are unable to act, another Director shall act in his place in the order previously fixed by the Board of Directors.
(To be newly established)	(Disclosure via the Internet of reference documents for the general meeting of shareholders, etc. and deemed provision thereof)
	Article 18. By disclosing information relating to all matters that shall be described or stated in any reference document for the general meeting of shareholders, business report, financial statement and consolidated financial statement (including account auditors' report and Corporate Auditors' report relating to such any consolidated financial statement) upon convening a general meeting of shareholders by a method utilizing the Internet in accordance as provided for in the Ordinance of the Ministry of Justice of Japan, the Company may be deemed to have provided such information to the shareholders.

Before the Amendments	After the Amendments
(Method of adopting resolutions)	(Method of adopting resolutions)
Article 15. Unless otherwise provided for in laws, ordinances or these Articles of Incorporation, resolutions of the general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present.	Article 19. Unless otherwise provided for in laws, ordinances or these Articles of Incorporation, resolutions of the general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present who are entitled to vote.
2. Special resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.	2. Resolutions as provided for in Article 309, paragraph 2 of the Corporation Law of Japan shall be adopted at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
(Exercise of votes by proxy)	(Exercise of votes by proxy)
Article 16. Shareholders may exercise their votes by delegating the power to another shareholder of the Company entitled to vote.	Article 20. Shareholders may exercise their votes by proxy who shall be another shareholder (being one person) of the Company entitled to vote.
(To be newly established)	2. In the case of the foregoing paragraph, the shareholder or the proxy must submit to the Company a document establishing the power of attorney for each general meeting of shareholders.
(Minutes)	(Minutes)
Article 17. Outline proceedings and the resultant actions taken at each general meeting of shareholders shall be stated or recorded in minutes and the chairman and the Directors present shall affix their names and seals thereto or use any measure to substitute signatures in accordance as provided for in the Ordinance of the Ministry of Justice of Japan. Such minutes shall be kept at the head office for ten (10) years and their copies shall be kept at the branch offices for five (5) years.	Article 21. Outline proceedings and the resultant actions taken at each general meeting of shareholders and such other matters as provided for in laws or ordinances shall be stated or recorded in minutes.

Before the Amendments	After the Amendments
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Authorized number and election)	(Authorized number and method of election)
Article 18. The Company shall have not more than twelve (12) Directors, all of whom shall be elected by the general meeting of shareholders.	Article 22. The Company shall have not more than twelve (12) Directors, all of whom shall be elected by the general meeting of shareholders.
2. For the adoption of resolutions for the election of Directors, the presence of the shareholders representing one-third (1/3) or more of the total number of voting rights of all shareholders shall be required.	2. Resolutions for the election of Directors shall be adopted at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by a majority of the voting rights of the shareholders so present.
3. Resolutions for the election of Directors shall not be by cumulative voting.	3. Resolutions for the election of Directors shall not be by cumulative voting.
(Term of office)	(Term of office)
Article 19. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within a year after their assumption of office.	Article 23. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last of the financial years to end within a year after their election.
2. The term of office of Directors elected to fill vacancies created by the retirement of Directors before the expiration of their term of office shall be for the unexpired balance of the term of office of the retirees.	2. The term of office of Directors elected to fill vacancies created by the retirement of Directors before the expiration of their term of office shall be for the unexpired balance of the term of office of the retirees.
3. The term of office of Directors elected as a result of an increase in their number shall be for the unexpired balance of the term of office of the Directors currently in office.	3. The term of office of Directors elected as a result of an increase in their number shall be for the unexpired balance of the term of office of the Directors currently in office.

Before the Amendments	After the Amendments
(Convening of meetings of the Board of Directors)	(Convening of meetings of the Board of Directors)
Article 20. The convening of a meeting of the Board of Directors shall be as prescribed by the Board of Directors.	Article 24. The convening of a meeting of the Board of Directors shall be as prescribed by the Board of Directors.
2. Notice for convening a meeting under the foregoing paragraph shall be dispatched to each Director and each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgent necessity.	2. Notice for convening a meeting under the foregoing paragraph shall be dispatched to each Director and each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgent necessity.
(Powers of the Board of Directors)	(Powers of the Board of Directors)
Article 21. In addition to the matters provided for in laws, ordinances or these Articles of Incorporation, the Board of Directors shall make decisions on important matters relating to the execution of business.	Article 25. In addition to the matters provided for in laws, ordinances or these Articles of Incorporation, the Board of Directors shall make decisions on important matters relating to the execution of business.
(Resolutions of the Board of Directors)	(Resolutions of the Board of Directors)
Article 22. Resolutions of the Board of Directors shall be adopted at its meeting at which a majority of the Directors shall be present, by a majority of the Directors so present.	Article 26. Resolutions of the Board of Directors shall be adopted at its meeting at which a majority of the Directors entitled to participate in the resolutions shall be present, by a majority of the Directors so present.
(To be newly established)	2. In the event that the requirements of Article 370 of the Corporation Law of Japan are fulfilled, the Company shall deem that a resolution of the Board of Directors has been adopted.
(Representative Directors)	(Representative Directors)
Article23. A Director or Directors to represent the Company shall be appointed by resolution of the Board of Directors.	Article 27. The Board of Directors shall, by its resolution, appoint a Representative Director or Directors.

Before the Amendments	After the Amendments
(Remuneration)	(Remuneration, etc.)
Article 24. Remuneration of Directors shall be determined by the general meeting of shareholders.	Article 28. Remuneration, bonuses and other proprietary benefits Directors may receive from the Company in consideration of the execution of their duties shall be determined by resolution of the general meeting of shareholders.
(Reduction of liabilities of Directors)	(Reduction of liabilities of Directors)
Article 25. The Company may, by resolution of the Board of Directors, exempt any Director (including any former Director) from liabilities for any act as provided for in Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the extent allowed by laws or ordinances, in accordance with the provision of Article 266, paragraph 12 of the said code.	Article 29. The Company may, by resolution of the Board of Directors, exempt any Director (including any former Director) from such liability as provided for in Article 423, paragraph 1 of the Corporation Law of Japan to the extent of such amount as provided for in laws or ordinances, as long as the Director acted in good faith and without gross negligence.
(To be newly established)	2. The Company may enter into an agreement with any outside Director to the effect that the outside Director shall assume such liability as provided for in Article 423, paragraph 1 of the Corporation Law of Japan to the extent of the aggregate of the amounts as provided for in the items of Article 425, paragraph 1 of the Corporation Law, as long as the outside Director acted in good faith and without gross negligence.

Before the Amendments	After the Amendments
Chapter V. Corporate Auditors and Board of Corporate Auditors	**Chapter V. Corporate Auditors and Board of Corporate Auditors**
(Authorized number and election)	(Authorized number and method of election)
Article 26. The Company shall have not less than three (3) Corporate Auditors, all of whom shall be elected by the general meeting of shareholders.	Article 30. The Company shall have not less than three (3) Corporate Auditors, all of whom shall be elected by the general meeting of shareholders.
2. For the adoption of resolutions for the election of Corporate Auditors, the presence of the shareholders representing one-third (1/3) or more of the total number of voting rights of all shareholders shall be required.	2. Resolutions for the election of Corporate Auditors shall be adopted at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by a majority of the voting rights of the shareholders so present.
(Term of office)	(Term of office)
Article 27. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within four (4) years after their assumption of office.	Article 31. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last of the financial years to end within four (4) years after their election.
2. The term of office of Corporate Auditors elected to fill vacancies created by the retirement of Corporate Auditors before the expiration of their term of office shall be for the unexpired balance of the term of office of the retirees.	2. The term of office of Corporate Auditors elected to fill vacancies created by the retirement of Corporate Auditors before the expiration of their term of office shall be for the unexpired balance of the term of office of the retirees.

Before the Amendments	After the Amendments
(Convening of meetings of the Board of Corporate Auditors)	(Convening of meetings of the Board of Corporate Auditors)
Article 28. The convening of a meeting of the Board of Corporate Auditors shall be as prescribed by the Board of Corporate Auditors.	Article 32. The convening of a meeting of the Board of Corporate Auditors shall be as prescribed by the Board of Corporate Auditors.
2. Notice for convening a meeting under the foregoing paragraph shall be dispatched to each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgent necessity.	2. Notice for convening a meeting under the foregoing paragraph shall be dispatched to each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgent necessity.
(Powers of the Board of Corporate Auditors)	(Powers of the Board of Corporate Auditors)
Article 29. In addition to the matters provided for in laws, ordinances or these Articles of Incorporation, the Board of Corporate Auditors shall make decisions on important matters relating to the execution of duties of Corporate Auditors so long as the exercise of powers by Corporate Auditors are not diluted.	Article 33. In addition to the matters provided for in laws, ordinances or these Articles of Incorporation, the Board of Corporate Auditors shall make decisions on important matters relating to the execution of duties of Corporate Auditors so long as the exercise of powers by Corporate Auditors are not diluted.
(Resolutions of the Board of Corporate Auditors)	(Resolutions of the Board of Corporate Auditors)
Article 30. Unless otherwise provided for in laws or ordinances, resolutions of the Board of Corporate Auditors shall be adopted by a majority of the Corporate Auditors.	Article 34. Unless otherwise provided for in laws or ordinances, resolutions of the Board of Corporate Auditors shall be adopted by a majority of the Corporate Auditors.
(Full-time Corporate Auditors and Standing Corporate Auditors)	(Full-time Corporate Auditors and Standing Corporate Auditors)
Article 31. The Corporate Auditors shall select from among their number a Corporate Auditor or Auditors to serve on a full-time basis. The Corporate Auditors may select from among their number a Standing Corporate Auditor or Auditors.	Article 35. The Board of Corporate Auditors shall, by its resolution, appoint a Corporate Auditor or Auditors to serve on a full-time basis. The Board of Corporate Auditors may, by its resolution, appoint a Standing Corporate Auditor or Auditors.

Before the Amendments	After the Amendments
(Remuneration) Article 32. Remuneration of Corporate Auditors shall be determined by the general meeting of shareholders.	(Remuneration, etc.) Article 36. Remuneration and other proprietary benefits Corporate Auditors may receive from the Company in consideration of the execution of their duties shall be determined by resolution of the general meeting of shareholders.
(Reduction of liabilities of Corporate Auditors) Article 33. The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor (including any former Corporate Auditor) from liabilities to the extent allowed by laws or ordinances, in accordance with the provision of Article 280, paragraph 1 of the Commercial Code of Japan.	(Reduction of liabilities of Corporate Auditors) Article 37. The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor (including any former Corporate Auditor) from such liability as provided for in Article 423, paragraph 1 of the Corporation Law of Japan to the extent of such amount as provided for in laws or ordinances, as long as the Corporate Auditor acted in good faith and without gross negligence.
(To be newly established)	2. The Company may enter into an agreement with any outside Corporate Auditor to the effect that the outside Corporate Auditor shall assume such liability as provided for in Article 423, paragraph 1 of the Corporation Law of Japan to the extent of the aggregate of the amounts as provided for in the items of Article 425, paragraph 1 of the Corporation Law, as long as the outside Corporate Auditor acted in good faith and without gross negligence.
Chapter VI. Accounts (Business year and date of closing of accounts) Article 34. The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year and the last day of each business year shall be the date of closing of accounts.	**Chapter VI. Accounts** (Financial year) Article 38. The financial year of the Company shall be annual, commencing on April 1 of each year and ending on March 31 of the following year.

Before the Amendments	After the Amendments
(Dividends)	(Record date for distribution of retained earnings)
Article 35. Dividends shall be paid to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31 of each year.	Article 39. The Company shall pay year-end dividends to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31 of each year.
(To be newly established)	2. By resolution of the Board of Directors, the Company may pay interim dividends to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of September 30 of each year.
(Interim dividends)	(To be deleted)
Article 36. By resolution of the Board of Directors, the Company may make distribution of money ("interim dividend") under the provisions of Article 293-5 of the Commercial Code of Japan to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of September 30 of each year.	
(Period of limitations)	(Period of limitations on dividends)
Article 37. If any dividend or any interim dividend under the foregoing Article remains unreceived upon the expiration of three (3) full years from the day on which the payment is tendered, the Company shall be relieved of the obligation to pay such any dividend or interim dividend.	Article 40. In the event that dividends are paid in cash, if any dividend remains unreceived upon the expiration of three (3) full years from the day on which such any dividend became due and payable, the Company shall be relieved of the obligation to pay such any dividend.

-End-

[Third Item of Business: Amendment to a Part of the Articles of Incorporation (2)]

Details of the amendments are as follows:

(___Underlined parts are amended)

Before the Amendments	After the Amendments
Article 6 (Total Number of Shares to be Issued by the Company) The total number of shares authorized to be issued by the Company shall be <u>784,561,000 shares;</u>.	Article 6 (Total Number of Shares to be Issued by the Company) The total number of shares authorized to be issued by the Company shall be <u>1,200,000,000 shares</u>.
(Added)	<u>Article 15 (Decision-making organization relating to gratis allotment of stock acquisition rights)</u> <u>Matters relating to the gratis allotment of Stock Acquisition Rights may be determined by a resolution of the Board of Directors, as well as by the resolution of the general meeting of shareholders, or by a resolution of the Board of Directors by the assignment of authorization in accordance with a resolution of the general meeting of shareholders.</u>
Article <u>15</u> | (Provisions Omitted) Article <u>40</u>	Article <u>16</u> | (Same as the version before the amendments) Article <u>41</u>

Board members and Executives after the 106th Ordinary General Meeting of Shareholders

Directors, Messrs. Shinzo Maeda and Seiji Nishimori were elected as Representative Directors by the Board of Directors after the close of the 106th Ordinary General Meeting of Shareholders and assumed their offices respectively.

Corporate Auditor, Mr. Kiyoharu Ikoma was elected as full-time Corporate Auditor and assumed his office.

Accordingly, the current Board members and Executives are as follows:

1. Directors

Position	Name	Duty and Major Occupation
President & CEO (Representative Director)	Shinzo Maeda	CEO and COO
Vice President (Representative Director)	Seiji Nishimori	Responsible for China Business
Corporate Senior Executive Officer (Director)	Toshimitsu Kobayashi	Responsible for Domestic Cosmetics Business Sales President & CEO of Shiseido Sales Co., Ltd.
Corporate Executive Officer (Director)	Yasuhiko Harada	Responsible for Investor Relations, Finance, Legal and General Affairs
Corporate Executive Officer (Director)	Masaaki Komatsu	Chief Officer of International Division and Chief Officer of Professional Business Operation Division
Corporate Officer (Director)	Kimie Iwata	Responsible for Personnel, Executive and Consumer Information
Corporate Officer (Director)	Kiyoshi Kawasaki	General Manager of Corporate Planning Department
(Director)	Shoichiro Iwata	President & CEO of ASKUL Corporation
(Director)	Tatsuo Uemura	Professor of Graduate School of Law and Professor, School of Law, Waseda University Ph. D. in Law

(Note) Mr. Shoichiro Iwata and Mr. Tatsuo Uemura are Outside Directors as prescribed in Article 2, Section 15 of the Corporate Law.

2. Corporate Officers who do not serve as Director

Position	Name	Duty and Major Occupation
Corporate Senior Executive Officer	Tadakatsu Saito	Chief Area Managing Officer of China, Chairman of Shiseido China Co., Ltd.
Corporate Executive Officer	Yoshimaru Kumano	Responsible for Global R&D
Corporate Executive Officer	Kohei Mori	Responsible for Information System Planning and Logistics
Corporate Officer	Takao Kakizaki	Responsible for Boutique Business, Corporate Culture, Advertising Creation and Public Relations
Corporate Officer	Tadashi Noguchi	President & CEO of FT Shiseido Co., Ltd. and Vice President of Shiseido Sales Co., Ltd.
Corporate Officer	Toshihide Ikeda	General Manager of Technology & Engineering Center
Corporate Officer	Tamio Inaba	Responsible for Business Strategy and Marketing of Domestic Cosmetics Business
Corporate Officer	Masayuki Ishimaru	General Manager of Sales Department, Specialty Stores
Corporate Officer	Toshiro Nagaya	Responsible for Production Business
Corporate Officer	Kiyoshi Nakamura	Responsible for Technical Affairs

Position	Name	Duty and Major Occupation
Corporate Officer	Kazuko Ohya	General Manager of Corporate Culture Department
Corporate Officer	Kazutoshi Satake	Responsible for Domestic Non-Shiseido Brand Business
Corporate Officer	Kazuo Tokubo	Responsible for R&D Strategy, Patent and Basic Research
Corporate Officer	Takemasa Yamanaka	Responsible for Healthcare Business and Professional Pharmaceuticals & Chemical Business President & CEO, Shiseido Pharmaceutical Co., Ltd. and President & CEO, Shiseido Beauty Foods Co., Ltd.
Corporate Officer	Yutaka Yamanouchi	President & CEO, Shiseido Amenity Goods Co., Ltd.
Corporate Officer	Toshio Yoneyama	Responsible for Product Development and Software Development

3. Corporate Auditors

Position	Name	Duty and Major Occupation
Corporate Auditor (Full-time)	Kiyoharu Ikoma	
Corporate Auditor (Full-time)	Isao Isejima	
Corporate Auditor	Akio Harada	Lawyer
Corporate Auditor	Eiko Ohya	President & CEO, Nippon Information Systems, Inc.
Corporate Auditor	Hiroshi Yasuda	President of Capital Market Promotion Foundation

(Note) Mr. Akio Harada, Ms. Eiko Ohya, and Mr. Hiroshi Yasuda are External Corporate Auditors as prescribed in Article 2, Section 16 of the Corporate Law.

(For reference)

Director and Corporate Auditor, who retired at the close of the Meeting are as follows:

Position held	Name
Chairman (Director)	Morio Ikeda
Senior Corporate Auditor (Full-time)	Kazunari Moriya

NOTICE

1. The dividend for the 106th Business Term
   The dividend for the Term (the 106th Business Term) was decided to be ¥15 per share. The total annual dividend for the Term was ¥30 per share including interim dividend already paid.

2. Public notice in electronic form
   The Company adopted Electric Publication Measures. The Company's public notices will post on the Company's website (http://www.shiseido.co.jp/koukoku/html/index.htm). In the event that the Company cannot give a public notice in electronic form due to any accident or any other unavoidable cause, such public notice shall be inserted in the Nihon Keizai Shimbun.



Notice of Convocation

The 106th Ordinary General Meeting of Shareholders

[**Disclaimer**: *Please note that the following purports to be an accurate and complete translation of the original Japanese version prepared for the convenience of our shareholders with voting rights outside Japan for reference. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please be advised that certain expressions for domestic voting procedures that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion. Please also be advised that this material will not facilitate your status as a registered shareholder, who is authorized to physically attend the Ordinary General Meeting of Shareholders in person, unless presenting the original Notice of Convocation and the Voting Form in Japanese to the receptionist at the place of the meeting.*]

Table of Contents

June 5, 2006

Notice of Convocation of
The 106th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 106th Ordinary General Meeting of Shareholders of *SHISEIDO* Co., Ltd. The meeting will be held as described below. If you are unable to attend the meeting, you may exercise your voting rights in writing or through website voting. Please examine the accompanying "Reference Material Concerning Exercise of Voting Rights", indicate your approval or disapproval of the proposals on the enclosed voting form and return it, or exercise your voting rights via the Internet etc.

Yours very truly,

SHISEIDO CO., LTD. (the "Company")



Shinzo Maeda
President & CEO
5-5, Ginza 7-chome,
Chuo-ku, Tokyo

(VOTING PROCEDURE FOR REGISTERED SHAREHOLDERS IN JAPAN)[1]

When you exercise your voting rights via the Internet etc., please access to Proxy Voting Website (http://www.web54.net) and refer to "Notes to the Use of the Exercise of Voting Rights via the Internet" (Omitted).

[1] Please note that shareholders outside Japan shall not use these voting procedures.

PARTICULARS

1. **Date and Time of the Meeting:**

Thursday, June 29, 2006 at 10:00 a.m.

2. **Place of the Meeting:**

IMPERIAL Hotel, 2F, Kujyaku Room
1-1, Uchisaiwai-cho 1-chome, Chiyoda-ku, Tokyo, Japan

3. **Matters to be dealt with at the Meeting:**

Matters for Reporting:

1. Report on the Business Report and the Non-Consolidated Statement of Income for the 106th Business Term (April 1, 2005 to March 31, 2006) and the Non-Consolidated Balance Sheet as of March 31, 2006.
2. Report on the Consolidated Statement of Income for the 106th Business Term (April 1, 2005 to March 31, 2006), the Consolidated Balance Sheet as of March 31, 2006 and the Results on the Audits of Consolidated Accounting Documents by the Independent Public Accountants and the Board of Corporate Auditors.
3. Report on the Purchase of the Treasury Stocks Pursuant to a Resolution of the Board of Directors Authorized under the Article of Incorporation.

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the 106th Business Term
Second Item of Business:	Amendment to a Part of the Articles of Incorporation (1)
Third Item of Business:	Amendment to a Part of the Articles of Incorporation (2)
Fourth Item of Business:	Election of Nine (9) Directors
Fifth Item of Business:	Election of One (1) Corporate Auditor

Sixth Item of Business:	Election of Accounting Auditors
Seventh Item of Business:	Gratis Allotment of Stock Acquisition Rights for Takeover Defense Measures
Eighth Item of Business:	Approval of Issuance of stock acquisition rights as Stock Options as executive compensation-type stock options

Contents and details of each item are described in the "Reference Materials Concerning the Exercise of Voting Rights" described in and after page 60.

4. **Matters related to Exercise of Voting Rights:**

(1) The time limit for the Exercise of Voting Rights via return mail voting form or via website

The exercise of voting rights shall reach the Company by June 28, 2006, (a day before the Ordinary General Meeting of Shareholders) at 5:15 p.m., the close of business.

(2) Validity of the voting in the event of Exercise of Voting Rights by the same and one shareholder via both return mail and via website

In the event that the same and one shareholder exercises voting rights via both return mail and via website, the Company will consider the exercise of voting rights via website shall be valid.
Moreover, the same and one shareholder exercises voting rights via website several times, the Company will consider the last exercise of voting rights by via website shall be valid.

(3) Requirement for Exercise of Voting Rights through Agent

Shareholder may exercise voting rights through an agent who shall be a shareholder of the Company. In this case, the shareholder or the agent shall be required to submit a document certifying the power of representation to the Company at the general meeting of shareholders.

In cases that the accompanying "Reference Material Concerning Exercise of Voting Rights" shall be amended, the Company will announce updated "Reference Material Concerning Exercise of Voting Rights" on the Company's website (http://www.shiseido.co.jp).

Invitation to Shiseido Shareholders' BeautyForum

After the Ordinary General Meeting of Shareholders, the exhibition, introducing our mega brand, will be held on the same place. The megabrand, core business strategy of the Company will be displayed at booths and our staffs will present the features of our various products.

Make-up demonstration, " This moment. This life. Beautifully," by our hair and make-up artist is scheduled to be held as well as the exhibition. We are introducing our state-of-the-art beauty care skills and one-point make-up technique.

Please kindly attend the demonstration as well as with the shareholders' meeting. (Approximate one hour program)

[Attached Documents]

Business Report

(Fiscal Year Ended March 31, 2006)

1. Outline of Business

1.1 Shiseido Group's Business Progress and Results

(1) Overview

During the period under review, the Japanese economy continued to improve moderately, centered on private demand, due to factors such as an improved employment and income environment caused by strong corporate earnings. Overseas, North America and Europe also experienced moderate economic growth. In Asia, economic expansion continued, driven by rising consumer spending and increasing capital expenditures in China.

Given these conditions, the Shiseido Group worked to address three key strategic issues in the first year of its Three-Year Plan aimed at expanding growth and raising profitability: Reforming domestic marketing activities; accelerating expansion of our China business; and fundamental restructuring.

Reforming Domestic Marketing Activities

We worked to reform our brand strategy by refining our brands, which are valuable assets that link Shiseido with its customers. We began implementing our core megabrand strategy, aimed at establishing "broad and strong" brands that earn the overwhelming support of customers.

We also worked to increase corporate value from the first point of contact with customers by innovating the activities of Beauty Consultants.

Accelerating Expansion of Our China Business

In China, our most important market overseas, we pursued channel-specific marketing by actively developing our voluntary chain store business and strengthening advertising and sales promotions for department stores.

Fundamental Restructuring

We pursued restructuring to improve our profit structure by raising profitability in the strongly competitive toiletries business, withdrawing from underperforming brands/lines and businesses and reorganizing production facilities in Japan.

Consolidated Results (Fiscal Years ended March 31)

	106th Business Term (¥ million)	105th Business Term (¥ million)	Percentage change (%)
Net Sales	670,957	639,828	4.9
Income from Operations	38,879	28,219	37.8
Ordinary Income	42,161	30,574	37.9
Net Income	14,435	Δ8,856	—

Note: Triangular marks (Δ) indicate a loss or decrease.

In the business term under review (year ended March 31, 2006), domestic sales grew and overseas sales, centered on China, increased substantially. As a result, consolidated net sales rose strongly, increasing 4.9 percent compared with the previous business term. Income from operations rose a substantial 37.8 percent due to the growth in domestic and overseas sales as well as factors such as reduced personnel expenses in connection with implementation of a Special Early Retirement Incentive Plan in the previous business term. Despite posting an extraordinary loss due to the application of asset-impairment accounting, the Company achieved net income after the net loss of the previous business term.

(2) Operational Review by Industry Segment

Cosmetics

[Domestic]

Reform of Brand Strategy

Aiming to establish "broad and strong" brands, we reviewed our brand strategy from the perspective of product development and marketing, and concentrated allocations of marketing costs through brand integration and reduction.

The focus of our megabrand strategy is to acquire top market share in each cosmetics category, such as makeup and skincare. We achieved this goal with the launch of the makeup line *Maquillage* and the *Uno* line for men in August 2005. In February 2006, we also introduced the skincare line *Aqua Label* for the self-selection market.

Responding to the three major beauty concerns of our customers – thinning hair, pigment spots and wrinkles – the Company launched the hair-growth and thickening tonic *Medicated Adenogen* with Adenosine, a substance occurring naturally in the human body; the skin-brightening treatment line *Haku Melanofocus*, which contains m-Tranexamic Acid; and *Revital Retino Science Lotion AA*, featuring Retinol Acetate, a superior treatment for preventing and reducing wrinkles. Each of these products contributed significantly to total cosmetics sales.

Innovation of Beauty Consultant Activities

To reform our business from the point of direct contact with customers, we revised our system for evaluating the activities of beauty consultants.

We switched the core standard for evaluating beauty consultants from sales figures and quantitative targets for recommended products to factors including evaluations by customers themselves and introduced this customer satisfaction evaluation system at certain sales

locations. As a result, an overwhelming majority of customers at these locations strongly supported the new system and initiatives to satisfy customers and earn their trust began to take hold.

[Overseas]

Accelerating Expansion of Our China Business

In China, we worked to increase brand awareness in the department store channel by strengthening advertising for our exclusive Chinese brand *AUPRES*. At the same time, we introduced the new *SHISEIDO White Lucent* skin-brightening line. In the voluntary chain store channel, we aggressively expanded the number of cosmetics specialty shops in our network. We are establishing a system to provide high-quality services throughout China by building a network of over 1,000 stores, as initially planned. Responding to rapid growth of the business, we also worked to build our infrastructure, expanding local production capacity and enhancing distribution centers.

Initiatives in Other Regions

In other regions, we focused our marketing activities in the areas of anti-aging and skin-brightening, where Shiseido has a competitive advantage. We concentrated on implementing product enhancements and promotions for core lines such as the anti-aging line *Bio-Performance* and established a system for full-scale entry into airport duty-free shops. In addition, we worked to raise profitability by promoting restructuring, including withdrawal from overseas businesses with low profitability, and we have made progress in the development of efficient inventory management and distribution systems in each region by instituting global supply-chain management.

As a result of such restructuring efforts, in Japan, sales of prestige counseling-based cosmetics were firm and revenues from mid-range self-selection cosmetics shifted to a growth trend. Overseas, sales grew steadily in all regions, led by China. Consolidated sales of cosmetics, combining sales in Japan and overseas, increased 5.6 percent over the previous business term to ¥533,068 million.

Toiletries

Toward the establishment of a new marketing and sales organization through integration of the toiletries and cosmetics businesses, we worked to improve profitability by concentrating on key domains such as the three cleansing areas (shampoo/conditioners, body soap and facial cleansers), withdrawing from underperforming brands/lines and businesses with low profitability to increase marketing efficiency, and streamlining our operations.

In March 2006, we introduced the *Tsubaki* line as part of our megabrand strategy, aimed at gaining the leading position in its category of the haircare market. *Tsubaki* got off to a strong start toward this goal, backed by aggressive promotional activities including television commercials and sample distribution, positioning it as a haircare line that helps realize the full beauty of women's hair.

As a result of these activities, although we promoted downscaling of sales toward the establishment of a strong business foundation, consolidated sales of the toiletries business increased 1.1 percent over the previous business term to ¥61,166 million due to factors such as the introduction of *Tsubaki*.

Others

In the professional business in Japan, we gained strong support from customers and salons for *System QURL*, a new perming system that uses special equipment for high curl retention, and launched the new hair color line *Dianist*. In the growing spa market, we worked to establish a sales force structure through measures such as acquiring domestic marketing rights to and commencing sales of *CARITA* and expanding the number of salons handling *DECLÉOR*. In the overseas salon business, sales of hairspray and perm agents were firm as we reduced inventory and conducted other restructuring initiatives.

In the pharmaceuticals business, we continued to aggressively promote *Coenzyme Q10*, a food with health claims (FMC) for anti-aging. As a result, it maintained the top market share. Mass media advertising linked with in-store product displays helped expand sales of core lines such as *Ferzea*, a treatment for dry and chapped skin. In the ethical drugs category, sales of the eye surgery adjuvant *Opelead* and *Hibisoft*, a fast-drying hand disinfectant, were favorable despite a challenging market environment.

In the fine chemicals business, we expanded in the field of high-performance liquid chromatography (HPLC) that emerged from Shiseido's R&D strengths in cosmetics-related powdery substance technologies, and in the field of raw materials such as bio-hyaluronic acid that extend the applications of cosmetic ingredients.

In our food business, which handles the growing sector of health & beauty care, we worked to strengthen sales capabilities in counseling-based sales channels by focusing on the development of *Collagen*, an anti-aging nutritional food, and launching *Supplex Alpha-Lipoic Acid*, a new FMC supplement with anti-aging properties. In self-selection channels, we undertook aggressive marketing for the multivitamin supplement line *Bikei*.

Consolidated sales of these businesses increased 2.9 percent year-on-year to ¥76,722 million.

Consolidated Sales by Segment

Business Category	Net Sales (¥ million)	% of Total (%)	Change (%)	Main Business
Cosmetics	533,068	79.5	5.6	Manufacture and sale of cosmetics and cosmetic accessories
Toiletries	61,166	9.1	1.1	Manufacture and sale of toiletries
Others	76,722	11.4	2.9	Manufacture and sale of beauty salon products, food, and pharmaceuticals; Sale of clothes and accessories; Restaurant business; Real estate management and sale, etc.
Total	670,957	100.0	4.9	―――――――

(3) Shiseido Group Capital Expenditures

The Company's capital expenditures for the period under review were ¥18,988 million. Primary uses included facility enhancements to increase efficiency of production and distribution and reinforcement of research facilities.

1.2 Issues to be Addressed in the Shiseido Group

Based on the Company's founding spirit, "contributing to beauty and health of numerous customers, thus benefiting them and society in general," the Shiseido Group will work to raise the value of the *SHISEIDO* brand and the Group as a whole by achieving sales growth and securing healthy profits.

As the second year of the Three-Year Plan, the year ending March 2007 is extremely important for achieving targets. We will continue to focus on 100-percent customer-oriented marketing activities to grow while increasing profitability.

Expanding Growth Potential

Reforming Domestic Marketing Activities

We will continue working to reform domestic marketing activities by adding a third pillar, reform of sales activities, to reform of brand strategy and innovation of beauty consultant activities, which are currently under way. We will integrate and reorganize our current cosmetics and toiletries businesses toward implementing these reforms.

In reform of brand strategy, we will remove the barriers between the cosmetics and toiletries business divisions and reorganize product development and marketing systems with classifications based on customer purchase behavior. We will further strengthen the category-based management system by assigning brand managers to each category to control overall marketing. In this way, we will continue to create and nurture "broad and strong" brands.

In innovation of beauty consultant activities, we will broaden efforts aimed at earning the trust of customers by introducing our customer satisfaction evaluation system at all sales locations in Japan.

In reform of sales activities, we will reinforce our sales capabilities by changing to a channel-specific marketing system through the unification of cosmetics and toiletries sales forces. We will also promote renewed awareness among sales representatives and beauty consultants and focus on enhancing their communication so they can establish contacts with many customers and carry out thorough, ongoing activities to assist those customers in becoming more beautiful.

Aggressive Expansion into Growth Markets

In the health & beauty care market, a promising growth sector, we will reorganize our businesses under healthcare and frontier science by removing the barriers between the present pharmaceuticals, food and fine chemicals business divisions. In addition, we will make aggressive marketing expenditures in mail-order and other growth markets.

Accelerating Expansion of Our China Business

We will pursue sales channel-specific brand marketing to meet customer needs. This strategy entails introducing new products and increasing the number of shops in our

voluntary chain store network in response to rapidly changing market conditions. At the same time, we will refine our sales, production and distribution systems in China in order to further strengthen our market competitiveness.

Reorganizing the Research and Development System

We will shift to a solutions-based R&D system that meets customer needs through the integration of R&D for products and "soft" elements such as beauty methods and treatments, which will be developed in tandem from the product planning stage.

Raising Profitability

Fundamental Restructuring

We will integrate the cosmetics and toiletries businesses and undertake measures such as reviewing the cost structure in sales operations and streamlining fixed expenses. At the same time, we will promote distribution reforms aimed at enhancing channel-specific responsiveness and reducing costs.

In Japan and overseas, we will downsize or withdraw from businesses and brands/lines that contribute little to earnings. We will also work to improve profitability in North America by integrating and restructuring organizations and infrastructure, including production and distribution, to promote higher efficiency.

Through this series of structural reforms, we will raise profitability and establish a positive cycle in which we reinvest the earnings obtained from growth to generate further growth.

Enhancing Execution and Speed

Developing Our Organization and Personnel

We will also work to develop our organization and personnel to enhance execution and speed in implanting the above strategies. Specifically, we will carry out corporate governance reforms and personnel system reforms to vitalize the corporate culture for continuing good results.

In corporate governance reforms, we will add two external members to the Board of Directors to further enhance its executive supervisory function and place limits on the term of office of corporate officers.

In personnel system reforms, we will strive to develop the diverse skills of each and every employee, placing top priority on nurturing people with their own appeal. We will also actively select young employees and female employees for promotion to management positions.

Introducing Takeover Defense

The Company will introduce countermeasures to large share acquisitions as a mechanism that will deter acquisitions that are detrimental to corporate value and the common interests of shareholders. In occasions when the Company receives an acquisition proposal for shares, these measures will ensure the necessary information and time for shareholders to decide whether or not to respond to the acquisition offer and for the Board of Directors of the Company to present an alternative proposal to the shareholders, and facilitate actions such as negotiations with respect to unfair acquisitions on behalf of shareholders.

The introduction of these countermeasures will be presented for approval at the 106th Ordinary General Meeting of Shareholders to be held June 29, 2006.

Shiseido's corporate message – "This moment. This life. Beautifully." – is a declaration of our intention to become a 100-percent customer-oriented company. We will endeavor to make everything we do a precious experience for our customers. At the same time, by working to further fulfill our corporate social responsibilities, we will strive to remain a company that is supported by our shareholders, customers, business partners, employees and society.

We look forward to your continuing support.

1.3 Business Results and Summary of Assets

(1) Consolidated Business Results:

(Millions of yen except for Net Income per Share)

Term / Business Category	103rd Business Term (4/1/2002 - 3/31/2003)	104th Business Term (4/1/2003 - 3/31/2004)	105th Business Term (4/1/2004 - 3/31/2005)	106th Business Term (current term) (4/1/2005 - 3/31/2006)
Net Sales	621,250	624,248	639,828	670,957
Income from Operations	48,993	39,052	28,219	38,879
Ordinary Income	46,432	35,852	30,574	42,161
Net Income	24,495	27,541	Δ8,856	14,435
Net Income per Share	57.99	64.94	Δ21.50	34.42
Total Assets	663,403	626,730	701,094	671,841
Total Shareholders' Equity	353,466	374,549	359,003	373,899

Notes: 1. Triangular marks (Δ) indicate losses.
2. The net loss for the 105th Business Term was the result of an extraordinary loss including additional retirement benefits incurred in implementing the Special Early Retirement Incentive Plan.

(2) Non-Consolidated Business Results:

(Millions of yen except for Net Income per Share)

Term / Business Category	103rd Business Term (4/1/2002 - 3/31/2003)	104th Business Term (4/1/2003 - 3/31/2004)	105th Business Term (4/1/2004 - 3/31/2005)	106th Business Term (current term) (4/1/2005 - 3/31/2006)
Net Sales	208,319	218,255	243,032	252,663
Income from Operations	22,427	16,929	5,728	7,070
Ordinary Income	26,498	22,760	17,419	18,801
Net Income	10,879	15,803	746	8,186
Net Income per Share	25.71	37.97	1.78	19.53
Total Assets	493,797	488,250	540,267	536,833
Total Shareholders' Equity	344,200	379,036	371,598	375,638

Notes: 1. Starting from the 104th Business Term, in accordance with the Ministerial Ordinance to Revise Part of the Enforcement Regulations of the Commercial Code (2003 Ordinance No. 7 of the Ministry of Justice), the former "Net Income" (*"Toki-rieki"*) and "Net Income per Share" (*"Hitokabu-atari-toki-rieki"*) are represented respectively as "Net Income" (*"Toki-jyun-rieki"*) and "Net Income per Share" (*"Hitokabu-atari-toki-jyun-rieki"*).
2. Net Income in the 104th Business Term increased due to a gain on the transfer of the entrusted portion (*"Daiko henjyo"*) of the retirement benefit obligation, in spite of extraordinary losses for restructuring expenses incurred through liquidation of affiliate companies.
3. During the 105th Business Term, non-consolidated Net Sales increased due to the transfer of a portion of the manufacturing and sales functions of consolidated subsidiaries and others in the cosmetics and toiletries businesses to the parent company during the term. Income from Operations decreased due to aggressive investment of marketing expenses in the cosmetics business. Net Income decreased due to an extraordinary loss including additional retirement benefits incurred in implementing the Special Early Retirement Incentive Plan.

2. Outline of the Company

(The following sets forth the conditions as of March 31, 2006.)

(1) Principal Business of the Shiseido Group

- Manufacture and sale of cosmetics and cosmetic accessories.
- Manufacture and sale of toiletries.
- Manufacture and sale of beauty salon products, food, and pharmaceuticals.
- Sale of clothes and accessories.
- Restaurant business.
- Real estate management and sale, etc.

(2) Major Business hubs of the Shiseido Group

① Major Business hubs of the Company

- Head Office: 5-5, Ginza 7-chome, Chuo-ku, Tokyo
- Shiodome Office: 6-2, Higashi-Shimbashi 1-chome, Minato-ku, Tokyo
- Factories:

Name	Location
Kamakura Factory	Kamakura-shi, Kanagawa Pref.
Kakegawa Factory	Kakegawa-shi, Shizuoka Pref.
Osaka Factory	Higashi-Yodogawa-ku, Osaka-shi, Osaka Pref.
Kuki Factory	Kuki-shi, Saitama Pref.

Note: As part of the fundamental restructuring to improve profitability, the Company consolidated the domestic production factories and closed down Maizuru Factory and Itabashi Factory in this business term.

- Laboratories:

Name	Location
Research Center (Shin-Yokohama) Product Development Center Cosmetic Ingredient & Medicament Development Ce nter Safety & Analytical Research Center Material Science Research Center Life Science Research Center	Tsuzuki-ku, Yokohama-shi, Kanagawa Pref.
Research Center (Kanazawa-Hakkei) Safety & Analytical Research Center Life Science Research Center H&BC Research Center	Kanazawa-ku, Yokohama-shi, Kanagawa Pref.
Institute of Beauty Sciences	Shinagawa-ku, Tokyo
Beauty Creation Center	Shinagawa-ku, Tokyo

② Other Major Business hubs

Business Category		Company Name	Location
Cosmetics	Domestic	Shiseido Sales Co., Ltd.	Minato-ku, Tokyo
		Shiseido FITIT Co., Ltd.	Chuo-ku, Tokyo
	Overseas	Shiseido International Corporation	Delaware, U.S.A.
		Shiseido Cosmetics (America) Ltd.	New York, U.S.A.
		Shiseido America Inc.	New York, U.S.A.
		Shiseido International Europe S.A	Paris, France
		Shiseido Deutschland GmbH	Dusseldorf, Germany
		Beauté Prestige International S.A.	Paris, France
		Shiseido International France S.A.S.	Paris, France
		Shiseido China Co., Ltd.	Shanghai, China
		Shiseido Dah Chong Hong Cosmetics Ltd.	Hong Kong, China
		Taiwan Shiseido Co., Ltd.	Taipei, Taiwan
		Shiseido Liyuan Cosmetics Co., Ltd.	Beijing, China
Toiletries	Domestic	FT Shiseido Co., Ltd.	Chuo-ku, Tokyo
Others	Domestic	Shiseido Professional Co., Ltd.	Chuo-ku, Tokyo
		Shiseido Beauty Salon Co., Ltd.	Chuo-ku, Tokyo
		Shiseido Pharmaceutical Co., Ltd.	Chuo-ku, Tokyo
		The Ginza Co., Ltd.	Chuo-ku, Tokyo
		Shiseido Parlour Co., Ltd.	Chuo-ku, Tokyo
		Shiseido Real Estate Development Co., Ltd.	Chuo-ku, Tokyo
	Overseas	Zotos International, Inc.	Connecticut, U.S.A.

(3) Matters Concerning Shares

① Total Number of Shares Authorized to be Issued:
784,561,000 shares

② Number of Shares Issued and Outstanding:
424,562,353 shares

③ Number of Shareholders:
37,148

④ Principal Shareholders (ten largest shareholders)

Shareholders	Investment in the Company		Investment in the Principal Shareholders by the Company	
	Number of shares held	Percentage of shareholding	Number of shares held	Percentage of shareholding
	(thousands of shares)	(%)	(thousands of shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	25,741	6.06	———	———
Hero & Co.	21,609	5.08	———	———
Japan Trustee Service Trust Bank Co., Ltd. (Trust Account)	18,371	4.32	———	———
Mizuho Bank, Ltd.	17,226	4.05	———	———
The Nippon Koa Fire & Marine Insurance Co., Ltd.	14,569	3.43	983	0.11
Asahi Mutual Life Insurance Company	12,079	2.84	———	———
Mizuho Corporate Bank, Ltd.	11,382	2.68	———	———
Mitsui Sumitomo Insurance Company, Limited	10,211	2.40	798	0.05
Nippon Life Insurance Company	9,747	2.29	———	———
Association of Shiseido Employees' Investment in the Company's Shares	8,997	2.11		

Notes:
1. The Company holds 12,105 thousand treasury shares, which are not included in table above.
2. All stocks held by The Master Trust Bank of Japan, Ltd. (Trust Account) and Japan Trustee Service Trust Bank Co., Ltd. (Trust Account) are in connection with the respective bank's trust business.
3. Hero & Co. is the nominal holder for Bank of New York, a depositary bank for the American Depositary Receipts (the "ADRs") of the Company.
4. The Company holds 16,625.68 shares (0.13% of shareholding) of Mizuho Financial Group, Inc., which is the absolute parent company of Mizuho Holdings, Inc. (Mizuho Holdings, Inc., The absolute parent company of Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.). The Company holds 10,000 preferred shares of Mizuho Financial Group, Inc..
5. It is reported that Barclays Global Investors Japan Trust & Banking Co., Ltd. and ten of its affiliates have filed on January 16, 2006, the reports of amendment to major shareholdings comprising 25,224 thousand shares, or 5.94% ownership. As of the same day, they have filed, the reports of amendment to major shareholdings comprising 12,899 thousand shares, or 3.04% ownership. However, as the Company is not able to confirm the number of shares held by them at the end of the business term, those companies are not included in the Principal Shareholders above.
6. It is reported that NWQ Investment Company has filed on March 1, 2006, the reports of major shareholdings comprising 21,390 thousand shares, or 5.04% ownership. As of March 16, 2006, they have filed, the reports of amendment to major shareholdings comprising 16,964 thousand shares, or 4.00% ownership. However, as the Company is not able to confirm the number of shares held by them at the end of the business term, those companies are not included in the Principal Shareholders above.

(4) Acquisition, Disposition and Holding of the Treasury Stocks

① Shares Acquired

	Purchase upon resolution of the Board of Directors Authorized under the Article of Incorporation	Acquisition by purchase of less-than -one-unit shares
Type of shares acquired	Ordinary shares	Ordinary shares
Number of shares acquired	2,000,000 shares	295,930 shares
Total acquisition price	2,800,000,000 yen	537,934,988 yen

Note: The reason for purchase of the treasury stocks upon resolution of the Board of Directors authorized under the Article of Incorporation is the Company desires to improve its capital efficiencies and facilitate the distribution of profits to the shareholders.

② Shares Disposed:

	Acquisition by exercise of stock option	Acquisition by purchase of less-than -one-unit shares
Type of disposed shares	Ordinary shares	Ordinary shares
Number of disposed shares	418,000 shares	16,899 shares
Total disposition value	589,946,170 yen	23,829,544 yen

③ Shares held by the Company as of Closing of Accounts

Types of shares held	Ordinary shares
Number of shares held	12,105,939shares

(5) Matters Concerning Stock Acquisition Rights

(5)-1 Stock acquisition rights outstanding

① Executive compensation-type stock options

①-1 Stock compensation-type stock options as medium-term incentives

Date of issue	Number of stock acquisition rights (1,000 shares per stock acquisition right)	Class and number of shares	Issue price
July 28, 2005	408 rights	408,000 shares of common stock	Free of charge

①-2 Stock compensation-type stock options as long-term incentives

Date of issue	Number of stock acquisition rights (1,000 shares per stock acquisition right)	Class and number of shares	Issue price
July 16, 2002	524 rights	524,000 shares of common stock	Free of charge
July 31, 2003	657 rights	657,000 shares of common stock	
July 26, 2004	1,004 rights	1,004,000 shares of common stock	
July 28, 2005	261 rights	261,000 shares of common stock	

② Stock Options as employees incentive-type and reward-type stock options

②-1 Employee-incentive-type stock options Employee

Date of issue	Number of stock acquisition rights (1,000 shares per stock acquisition right)	Class and number of shares	Issue price
November 7, 2005	1,851 rights	1,851,000 shares of common stock	Free of charge

②-2 Reward-type stock options

Date of issue	Number of stock acquisition rights (1,000 shares per stock acquisition right)	Class and number of shares	Issue price
February 28, 2003	13 rights	13,000 shares of common stock	Free of charge
November 28, 2003	6 rights	6,000 shares of common stock	
March 8, 2004	9 rights	9,000 shares of common stock	
November 30, 2004	1 rights	1,000 shares of common stock	
March 9, 2005	48 rights	48,000 shares of common stock	
October 27, 2005	11 rights	11,000 shares of common stock	
March 8, 2006	63 rights	63,000 shares of common stock	

(5)-2 Stock acquisition rights as stock options issued during the current business term.

The issuance of stock acquisition rights as stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan was approved at the 105th Ordinary General Meeting of Shareholders held on June 29, 2005. The issuance of stock acquisition rights pursuant to this resolution is as follows:

① Executive compensation-type stock options

①-1 Stock compensation-type stock options as medium-term incentives

To make the Directors and corporate officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company issues stock acquisition rights as stock options, free of charge.

The stock acquisition rights, which are characterized as compensation linked with the stock prices of the Company, are stock compensation-type stock options, the amount of which to be paid in upon the exercise thereof shall be ¥1 per share.

Furthermore, the stock acquisition rights, as medium-term incentives to its Directors and corporate officers implementing its three-year plan, which has started as from April 1, 2005, are exercisable on condition that the specified rate of achievement of targets under the plan be reached.

1. Date of issue stock acquisition rights:	July 28, 2005
2. Total number of stock acquisition rights:	408 rights (1,000 shares per stock acquisition right)
3. Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:	408,000 shares of common stock
4. Issue price of each stock acquisition right:	Free of charge
5. Amount to be paid upon exercise of a stock acquisition right:	1 yen per share
6. Stock acquisition right exercise period:	From July 1, 2008 to June 30, 2011

7. Name of grantees and number of stock acquisition rights granted:

Directors of the Company		Corporate officers other than directors of the Company			
Name	Number of stock acquisition rights	Name	Number of stock acquisition rights	Name	Number of stock acquisition rights
Shinzo Maeda	48	Tadakatsu Saito	24	Kiyoshi Kawasaki	12
Seiji Nishimori	36	Masami Hamaguchi	18	Toshiro Nagaya	12
Toshimitsu Kobayashi	18	Takashi Hibino	18	Kiyoshi Nakamura	12
Yasuhiko Harada	12	Yoshimaru Kumano	18	Kazuko Oya	12
Kimie Iwata	12	Kohei Mori	18	Kazutoshi Satake	12
Masaaki Komatsu	12	Michihiro Yamaguchi	18	Kyoichiro Sato	12
		Takao Kakizaki	12	Takemasa Yamanaka	12
		Tadashi Noguchi	12	Yutaka Yamanouchi	12
		Toshihide Ikeda	12	Eiji Yano	12
		Masayuki Ishimaru	12		
6 persons	138			19 persons	270
			Total	25 persons	408

8. Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.
2. Notwithstanding the above provision, if any grantee of stock acquisition rights leaves office as Director or corporate officer of the Company due to retirement upon expiration of the term of office, his/her death or any other good reason on or after July 28, 2005 up to March 31, 2008, the number of stock acquisition rights that he/she is entitled to exercise shall be reduced in accordance with the period of his/her service as such.
3. Based on the target ratio of 8% of operating income to sales on a consolidated basis for the year ending March 31, 2008, only if and when the rate of achievement of actual performance to the target is 90% or more, any grantee of stock acquisition rights shall be entitled to exercise his/her stock acquisition rights according to the rate of achievement; provided, however, that the rate of achievement so calculated shall not exceed 110%.
4. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.
5. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the 105th Ordinary General Meeting of Shareholders and the meeting of the Board of Directors for the issuance of the stock acquisition rights.

9. Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.
2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in a "contract of granting stock acquisition rights" or in the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as the condition of the exercise of the rights stipulated in item 8) above is not satisfied, the Company may cancel his/her stock acquisition rights without consideration.

①-2 Stock options as long-term incentives

To link compensation of the Directors and corporate officers of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company issues stock acquisition rights as stock options, free of charge.

The stock acquisition rights are stock options characterized as compensation linked with its stock prices as long-term incentives to the Directors and corporate officers of the Company.

1. Date of issue stock acquisition rights:	July 28, 2005
2. Total number of stock acquisition rights:	261 rights (1,000 shares per stock acquisition right)
3. Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:	261,000 shares of common stock
4. Issue price of each stock acquisition right:	Free of charge
5. Amount to be paid upon exercise of a stock acquisition right:	1,481 yen per share
6. Stock acquisition right exercise period:	From July 1, 2007 to June 28, 2015
7. Name of grantees and number of stock acquisition rights granted:	(see table below)

Directors of the Company		Corporate officers other than directors of the Company			
Name	Number of stock acquisition rights	Name	Number of stock acquisition rights	Name	Number of stock acquisition rights
Morio Ikeda	29	Tadakatsu Saito	13	Kiyoshi Kawasaki	6
Shinzo Maeda	30	Masami Hamaguchi	11	Toshiro Nagaya	6
Seiji Nishimori	23	Takashi Hibino	11	Kiyoshi Nakamura	6
Toshimitsu Kobayashi	12	Yoshimaru Kumano	11	Kazuko Oya	6
Yasuhiko Harada	7	Kohei Mori	11	Kazutoshi Satake	6
Kimie Iwata	7	Michihiro Yamaguchi	11	Kyoichiro Sato	6
Masaaki Komatsu	7	Takao Kakizaki	6	Takemasa Yamanaka	6
		Tadashi Noguchi	6	Yutaka Yamanouchi	6
		Toshihide Ikeda	6	Eiji Yano	6
		Masayuki Ishimaru	6		
7 persons	115			19 persons	146
			Total	26 persons	261

8. Terms and conditions of the exercise of stock acquisition rights:	1. Any grantee of stock acquisition rights shall remain in office as Director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason. 2. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir. 3. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the 105th Ordinary General Meeting of Shareholders and the meeting of the Board of Directors for the issuance of the stock acquisition rights.
9. Events and conditions to cancel stock acquisition rights:	1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration. 2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as Director or corporate officer of the Company before he/she does so, the Company may cancel his/her stock acquisition rights without consideration. 3. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in the "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

② Stock Options as employees incentive-type and reward-type stock options

②-1 Employee-incentive-type stock options

To afford incentives to and raise the morale of the employees of the Company and the directors and employees of the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company issues, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are stock options as incentives to the employees of the Shiseido Group to achieving much improved results while sharing interests with its shareholders.

1. Date of issue stock acquisition rights:	November 7, 2005
2. Total number of stock acquisition rights:	1,851 rights (1,000 shares per stock acquisition right)
3. Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:	1,851,000 shares of common stock
4. Issue price of each stock acquisition right:	Free of charge
5. Amount to be paid upon exercise of a stock acquisition right:	1,896 yen per share
6. Stock acquisition right exercise period:	From July 1, 2007 to June 30, 2010

7. Name of grantees and number of stock acquisition rights granted:	Employee of the Company		Directors of related companies		Employee of related companies	
	Total number of Grantee	Total number of stock acquisition rights	Total number of Grantee	Total number of stock acquisition rights	Total number of Grantee	Total number of stock acquisition rights
	344	532 rights Class and number of shares to be issued 532,000 shares of common stock	44	196 rights Class and number of shares to be issued 196,000 shares of common stock	771	1,123 rights Class and number of shares to be issued 1,123,000 shares of common stock

②-2 Reward-type stock options

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company issues, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are reward-type stock options for individual performances of individuals and teams of the Company and the Shiseido group companies that substantially contribute to its business performance on a consolidated basis, as a plan to inspire can-do spirits of and afford incentives to the employees.

1. Date of issue stock acquisition rights:	October 27, 2005	March 8, 2006.
2. Total number of stock acquisition rights:	11 rights	63 rights
	(1,000 shares per stock acquisition right)	
3. Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	11,000 shares of common stock	63,000 shares of common stock
4. Issue price of each stock acquisition right:	Free of charge	Free of charge

5. Amount to be paid in upon exercise of a stock acquisition right:	1, 865 yen per share		2,012 yen per share					
6. Stock acquisition right exercise period	From November 1, 2005 to October 31, 2008		From April 1, 2006 to March 31, 2009					
7. Grantees and number of stock acquisition rights granted	Employee of the Company		Employee of the Company Including corporate officers		Directors of related companies		Employee of related companies	
	Total number of Grantee	Total number of stock acquisition rights	Total number of Grantee	Total number of stock acquisition rights	Total number of Grantee	Total number of stock acquisition rights	Total number of Grantee	Total number of stock acquisition rights
	7	11 rights Class and number of shares to be issued 11,000 shares of common stock	18	54 rights Class and number of shares to be issued 54,000 shares of common stock	1	3 rights Class and number of shares to be issued 3,000 shares of common stock	2	6 rights Class and number of shares to be issued 6,000 shares of common stock

②-3 The following are common information for Stock acquisition rights as "Employee-incentive-type stock options" and " Reward-type stock options".

1. Terms and conditions of the exercise of stock acquisition rights:

i Any grantee of stock acquisition rights shall remain in office as director, corporate officer or employee of the Company or any Shiseido group company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

ii If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

iii Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the 105th Ordinary General Meeting of Shareholders and the meeting of the Board of Directors for the issuance of the stock acquisition rights.

2. Events and conditions to cancel stock acquisition rights:

   i In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

   ii In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as director, corporate officer or employee of the Company or any Shiseido group company before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

   iii In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in the "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

③ Details of stock acquisition rights issued during the above business term

	Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	Total number of stock acquisition rights	Total number of grantees
Directors of the Company	253,000 shares of common stock	253	7
Auditors of the Company	-	-	-
Employees of the Company	1,013,000 shares of common stock	1,013	381
Corporate Officers	416,000 shares of common stock	416	19
Other Employees	597,000 shares of common stock	597	362
Directors of related companies	199,000 shares of common stock	199	44
Auditors of related companies	-	-	-
Employees of related companies	1,129,000 shares of common stock	1,129	771

(6) Matters Concerning Employees of the Group

Business Category	Number of Employees	Comparison with the preceding business term
Cosmetics	21,571	1,591
Toiletries	792	18
Others	3,136	Δ28
Unallocatable	282	16
Total	25,781	1,597

Notes: 1. Triangular marks (Δ) indicate negative figures.
2. The main reason the numbers of employees have increased is due to the reinforcement of sales staff for accelerating expansion of our China business.

(For reference) Matters Concerning Employees of the Company

Number of Employees	Comparison with the preceding business term	Average Age	Average Working Years
3,227	47	40.6	17.6

(7) Matters Concerning Principal Business Combination

① Matters Concerning Principal Subsidiaries

Name of the Company	Paid-in Capital	Percentage of shareholding	Outline of Business
	(¥ million)	(%)	
Shiseido Sales Co., Ltd.	100	100.0	Sale of cosmetics, etc. in Japan
Shiseido FITIT Co., Ltd.	10	100.0	Sale of self-cosmetics in Japan
FT Shiseido Co., Ltd.	100	100.0	Manufacture and sale of toiletries
Shiseido International Corporation	(US$ thousand) 403,070	100.0	Holding company in U.S.A.
Shiseido International Europe S.A	(EUR thousand) 247,473	100.0	Holding company in Europe
Shiseido Liyuan Cosmetics Co., Ltd.	(CNY thousand) 94,300	65.0	Manufacture and sale of cosmetics in China

② Progress of Business Combinations

i) Shiseido Sales Co., Ltd. absorbed Shiseido Retail Support Co., Ltd. on April 1, 2005.

ii) FT Shiseido Co., Ltd. did reduction of capital without compensation and transferred it to capital surplus on March 23, 2006.

iii) Shiseido International Corporation increased its capital by 100 million U.S. dollars on March 3, 2006.

iv) Shiseido Europe S.A. changed its name to Shiseido International Europe S.A. on April 1, 2005. Shiseido Europe S.A. increased its capital by 12,580 thousand Euro on May 9, 2005.

③ Results of Business Combinations

The number of consolidated subsidiaries, including the principal subsidiaries stated above, totaled 94, an decrease of 4 companies compared with the preceding term.

The number of affiliates as to investment for which the equity method of accounting has been carried out is 5.

The consolidated business results for the Term are as stated in "1. 1 Shiseido Group's Business Progress and Results (1) Overview".

(8) Directors and Corporate Auditors

Position	Name	Duty and Major Occupation	
		As of March 31, 2006	As of April 1, 2006 (For reference)
Chairman (Director)	Morio Ikeda		
President & CEO (Representative Director)	Shinzo Maeda	CEO and COO	
Vice President (Representative Director)	Seiji Nishimori	Responsible for Domestic Shiseido Group Sales	Responsible for China Business
Corporate Executive Officer (Director)	Toshimitsu Kobayashi	Chief Officer of Cosmetics Business Division President & CEO of Shiseido Sales Co., Ltd.	Responsible for Domestic Cosmetics Business Sales President & CEO of Shiseido Sales Co., Ltd
Corporate Officer (Director)	Yasuhiko Harada	Responsible for Investor Relations and Finance	Responsible for Investor Relations, Finance, Legal and General Affairs
Corporate Officer (Director)	Kimie Iwata	Responsible for H&BC Business and Domestic Non-Shiseido Brand Business	Responsible for Personnel, Executive and Consumer Information
Corporate Officer (Director)	Masaaki Komatsu	Chief Officer of International Business Division	Chief Officer of International Division and Chief Officer of Professional Business Operations Division
Senior Corporate Auditor (Full-time)	Kazunari Moriya		
Corporate Auditor (Full-time)	Isao Isejima		
Corporate Auditor	Akio Harada	Lawyer	

Position	Name	Duty and Major Occupation	
		As of March 31, 2006	As of April 1, 2006 (For reference)
Corporate Auditor	Eiko Oya	President & CEO, Nippon Information Systems, Inc.	
Corporate Auditor	Hiroshi Yasuda	President of Capital Market Promotion Foundation	

Notes:
1. Mr. Seiji Nishimori, Director, Mr. Yasuhiko Harada, Director, and Mr. Akio Harada, Corporate Auditor were newly elected at the 105th Ordinary General Meeting of Shareholders of the Company held on June 29 2005, and assumed their respective offices as of the same date.
2. Among Corporate Auditors, Mr. Akio Harada, Ms. Eiko Oya, and Mr. Hiroshi Yasuda are External Corporate Auditors as prescribed in Article 18, Section 1 of the Law concerning Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Corporations (Kabushiki Kaisha).
3. Mr. Toshimitsu Kobayashi was promoted to Corporate Senior Executive Officer, Mr. Yasuhiro Harada, Director and Mr. Masaaki Komatsu, Director were promoted to Corporate Executive Officers.
4. The Directors who retired during this term are as follows:

Position at the time of Resignation	Name	Date and Reasons for Retirement
Vice President (Representative Director)	Shigeo Shimizu	June 29, 2005 (completion of Term of office)
Corporate Executive Officer (Director)	Takeshi Ohori	

(For reference) Corporate Officers who do not serve as Director

Position	Name	Duty and Major Occupation	
		As of March 31, 2006	As of April 1, 2006 (For reference)
Corporate Senior Executive Officer	Tadakatsu Saito	Chief Area Managing Officer of China, Chairman of Shiseido China Co., Ltd.	
Corporate Executive Officer	Masami Hamaguchi	Responsible for Production Business and Technical Affairs	---
Corporate Executive Officer	Takashi Hibino	Responsible for Information System Planning and Logistics	---
Corporate Executive Officer	Yoshimaru Kumano	Responsible for R&D Strategy, Product Development, Patent and Global R&D	Responsible for Global R&D
Corporate Executive Officer	Kohei Mori	Responsible for Consumer Information, Beauty Sciences and Beauty Creation	Responsible for Information System Planning and Logistics
Corporate Executive Officer	Michihiro Yamaguchi	Responsible for Basic Research and New Business Development	---
Corporate Officer	Takao Kakizaki	General Manager of Advertising Department Responsible for Corporate Culture, Advertising and Public Relations	Responsible for Boutique Business, Corporate Culture, Advertising Creation and Public Relations
Corporate Officer	Tadashi Noguchi	Responsible for Toiletry Business President & CEO of FT Shiseido Co., Ltd.	President & CEO of FT Shiseido Co., Ltd. and Vice President of Shiseido Sales Co., Ltd
Corporate Officer	Toshihide Ikeda	General Manager of H&BC Research Center	General Manager of Technology & Engineering Center
Corporate Officer	Masayuki Ishimaru	General Manager of Sales Support Department, Cosmetics Business Division	General Manager of Sales Department, Specialty Stores
Corporate Officer	Kiyoshi Kawasaki	General Manager of Corporate Planning Department	
Corporate Officer	Toshiro Nagaya	General Manager of Production Strategic Planning Department	Responsible for Production Business
Corporate Officer	Kiyoshi Nakamura	General Manager of Technical Department	Responsible for Technical Affairs
Corporate Officer	Kazuko Ohya	General Manager of CSR Department	General Manager of Corporate Culture Department
Corporate Officer	Kazutoshi Satake	General Manager of Personnel Department Responsible for Personnel, Executive, Legal and General Affairs	Responsible for Domestic Non-Shiseido Brand Business
Corporate Officer	Kyoichiro Sato	Responsible for Boutique Business Chief Officer of Professional Business Operations Division	---

Position	Name	Duty and Major Occupation	
		As of March 31, 2006	As of April 1, 2006 (For reference)
Corporate Officer	Takemasa Yamanaka	President & CEO, Shiseido Amenity Goods Co., Ltd.	Responsible for Healthcare Business and Professional Pharmaceuticals & Chemical Business President & CEO, Shiseido Pharmaceutical Co., Ltd. and President & CEO, Shiseido Beauty Foods Co., Ltd.
Corporate Officer	Yutaka Yamanouchi	General Manager of Logistics Department	President & CEO, Shiseido Amenity Goods Co., Ltd.
Corporate Officer	Eiji Yano	Responsible for Pharmaceutical Business and Fine Chemicals Business General Manager of Pharmaceutical Business Department President & CEO, Shiseido Pharmaceutical Co., Ltd.	---

i Corporate Officers who retired during the Term are as follows:

Position at the time of Resignation	Name	Date and Reasons for Retirement
Corporate Senior Executive Officer	Osamu Hosokawa	June 29, 2005 (completion of Term of office)
Corporate Executive Officer	Shigeru Akechi Keizaburo Suzuki Akira Yamauchi	
Corporate Officer	Yoshikuni Miyakawa	
Corporate Executive Officer	Masami Hamaguchi Takashi Hibino Michihiro Yamaguchi	March 31, 2006 (completion of Term of office)
Corporate Officer	Kyoichiro Sato Eiji Yano	

ii Corporate Officers who elected on April 1, 2006 are as follows:

Position	Name	Duty and Major Occupation
Corporate Officer	Tamio Inaba	Responsible for Business Strategy and Marketing of Domestic Cosmetics Business
Corporate Officer	Kazuo Tokubo	Responsible for R&D Strategy, Patent and Basic Research
Corporate Officer	Toshio Yoneyama	Responsible for Product Development and Software Development

(9) Remuneration to Directors and Corporate Auditors

(Persons; Millions of yen)

	Directors		Corporate Auditors		Total	
	No. of recipients	Amount	No. of recipients	Amount	No. of recipients	Amount
Remuneration based on Articles of Incorporation or resolution of Annual Meeting of Shareholders	9	214	5	106	14	320
Profit-sharing bonuses to Directors	4	11	-	-	4	11
Total		225		106		331

Notes: 1. Remuneration based on Articles of Incorporation or resolution of the Ordinary General Meeting of Shareholders.
Remuneration for directors was within the limit of ¥30 million per month as per resolution of the 89th Ordinary General Meeting of Shareholders (June 29, 1989), pursuant to Article 269.1.1 of the Commercial Code of Japan.
Remuneration for Corporate Auditors was within the limit of ¥10 million per month as per resolution of the 105th Ordinary General Meeting of Shareholders (June 29, 2005).

2. At fiscal year-end, the Company has 7 Directors and 5 Corporate Auditors. The recipient numbers in the above table include 2 retiring Directors.

3. Besides above set forth the allowance, the Company will pay 308 million Japanese Yen for 2 retiring Directors, such as retirement allowances based on the resolution of Ordinary General Meeting of Shareholders. This payment is based on the resolution of the 104th Ordinary General Meeting of Shareholders, which abolished the retiring bonus system for officers.

(10) Remuneration to be Paid to Accounting Audit Firm

(Millions of yen)

	Amount
(1) Total amount to be paid by the parent company and its subsidiaries to the accounting audit firm	98
(2) Of (1), the amount to be paid for audit certification services pursuant to Article 2.1 of the Certified Public Accountants Law	98
(3) Of (2), the amount to be paid by the Company to its accounting audit firm	64

Note: The agreement between the Company and its accounting audit firm does not distinguish between remuneration for audits based on the Law Concerning Special Exemptions to the Commercial Code Related to Audits, etc. of Joint Stock Corporations and remuneration for audits based on the Securities and Exchange Law. For this reason, the figure for (3) in the above table includes remuneration for audits based on the Securities and Exchange Law.

The amounts in millions of yen in this Business Report that are less than one million yen have been rounded down.

Consolidated Balance Sheets

(As of March 31, 2006)

(Millions of yen)

	March 31, 2006	March 31, 2005 (For reference)
ASSETS		
Current Assets:	**300,604**	**313,920**
Cash and Time Deposits	53,511	55,168
Notes and Accounts Receivable	102,986	103,143
Short-Term Investments in Securities	36,944	57,063
Inventories	72,344	66,579
Deferred Tax Assets	25,778	19,378
Other Current Assets	10,688	14,252
Less: Allowance for Doubtful Accounts	Δ1,649	Δ1,665
Fixed Assets:	**371,237**	**387,174**
Property, Plant and Equipment:	**160,195**	**164,028**
Buildings and Structures	64,526	66,549
Machinery, Equipment and Vehicles	17,168	15,724
Fixtures and Fittings	19,228	17,792
Land	57,175	60,419
Construction in Progress	2,097	3,543
Intangible Fixed Assets:	**49,794**	**55,478**
Goodwill	21,471	23,370
Difference between Investment Costs and Equity in Net Assets Acquired	2,270	2,412
Other Intangible Fixed Assets	26,053	29,696
Investments and Other Assets:	**161,246**	**167,666**
Investments in Securities	89,090	80,547
Prepaid Pension Expenses	30,637	31,768
Long-term Prepaid	9,493	11,076
Expenses	17,708	29,705
Deferred Tax Assets	14,607	14,929
Other Investments		
Less: Allowance for Doubtful Accounts	Δ290	Δ362
TOTAL ASSETS	**671,841**	**701,094**

	March 31, 2006	March 31, 2005 (For reference)
LIABILITIES		
Current Liabilities:	**167,296**	**212,537**
Notes and Accounts Payable	61,617	59,012
Bond Redeemable within 1 Year	7,138	10,218
Short-Term Bank Loans	5,648	14,994
Accrued Amount Payable	50,388	95,021
Accrued Income Taxes	8,949	3,548
Returned Goods Adjustment Reserve	4,766	4,029
Other Current Liabilities	28,787	25,711
Long-Term Liabilities:	**116,932**	**118,600**
Bonds	64,754	63,582
Long-Term Borrowings	4,737	5,531
Accrued Retirement Benefits	36,204	34,923
Accrued Retirement Benefits to Directors and Statutory Auditors	284	594
Reserve for Losses on Guaranteed Liabilities	350	-
Other Long-Term Liabilities	10,602	13,969
Total Liabilities	**284,228**	**331,138**
MINORITY INTERESTS		
Minority Interests in Consolidated Subsidiaries	**13,713**	**10,952**
SHAREHOLDERS' EQUITY		
Common Stock	**64,506**	**64,506**
Capital Surplus	**70,258**	**70,258**
Retained Earnings	**244,767**	**242,342**
Unrealized Gains on Available-for-Sale Securities, Net of Tax	**18,279**	**8,002**
Adjustments on Foreign Currency Statement Translation	**Δ6,754**	**Δ11,671**
Less: Treasury Stock	**Δ17,158**	**Δ14,434**
Total Shareholders' Equity	**373,899**	**359,003**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**671,841**	**701,094**

Notes to Consolidated Balance Sheets

1. The financial statements are prepared in accordance with the provisions of Article 200 of the Commercial Code Implementation Rules with respect to English terminology and format. Figures have been rounded down to the nearest million.

2. Cumulative Depreciation of Property, Plant and Equipment ¥246,988 million

3. Guaranteed Liabilities ¥38 million

Consolidated Statements of Income

(Fiscal Year ended March 31, 2006)

(Millions of yen)

	Year ended March 31, 2006	Year ended March 31, 2005
Net Sales	670,957	639,828
Cost of Sales	176,883	211,794
Gross Profit	**494,073**	**428,034**
Selling, General and Administrative Expenses	455,194	399,815
Income from Operations	**38,879**	**28,219**
Other Income	8,700	10,106
Interest Income	1,158	1,195
Gain from Investment Business Limited Liability Partnership, etc.	1,826	1,801
Gain on Sales of Property, Plant and Equipment	924	2,928
Amortization of Difference between Investment Costs and Equity in Net Assets Acquired	—	106
Equity in Earnings of Affiliates	61	21
Others	4,730	4,052
Other Expenses	5,417	7,750
Interest Expense	2,452	2,371
Loss on Disposal of Property, Plant and Equipment	1,600	1,515
Amortization of Goodwill and Trademark Rights	—	1,689
Others	1,364	2,174
Ordinary Income	**42,161**	**30,574**
Extraordinary Income	2,483	2,566
Gain on Sales of Property, Plant and Equipment	2,483	—
Gain from Changes in Retirement Benefit Scheme	—	2,566
Extraordinary Loss	15,107	33,876
Impairment Loss	12,403	—
Restructuring Expenses	2,703	2,664
Additional Retirement Benefits	—	30,986
Write-Down of Financial Assets	—	225
Income before Income Taxes	**29,538**	—
Loss before Income Taxes	—	**735**
Income Taxes	12,274	6,126
Adjustment for Corporate Tax, etc.	Δ26	Δ373
Less: Minority Interests in Net Income of Consolidated Subsidiaries	2,854	2,367
Net Income	**14,435**	—
Net Loss	—	**8,856**

Notes to Consolidated Statements of Income

1. The financial statements are prepared in accordance with the provisions of Article 200 of the Commercial Code Implementation Rules with respect to English terminology and format. Figures have been rounded down to the nearest million.

2. Extraordinary Income
   Gain on Sales of Property, Plant and Equipment
   Gain on Sales of Property, Plant and Equipment refers to sales of land and buildings at factory sites associated with the reorganization of domestic factories.

3. Extraordinary Loss
   Impairment Loss
   In the period under review, the Group reported the following impairment losses associated with domestic and overseas fixed assets:

Purpose	Type	Location
Business-use assets	Land, buildings, Long-term prepaid expenses; structures, etc	Chuo-ku, Tokyo, others
Idle assets, etc.	Land, buildings, structures, etc.	Maizuru City, Kyoto, others

For impairment accounting purposes, the Group pools its business-use assets separately from its idle assets. Business-use assets are generally pooled according to the minimum independent cash-flow generating unit, based on business classification. Idle assets are pooled according to each separate property. As a result, business-use assets, such as stores in operation, that have continuously reported operating losses have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. By asset type, such losses in the period under review were ¥213 million for land, ¥1,029 million for buildings and structures, and ¥1,567 million for long-term prepaid expenses, Idle assets, such as factories that will cease production, have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. Such losses in the period under review were ¥2,356 million for land and ¥918 million for buildings and structures. Recoverable values are calculated according to estimated net sale values, which are mainly based on real estate appraisal values. Impairment losses on overseas assets refer to intangible fixed assets of North American subsidiaries, specifically ¥3,357 million for goodwill and ¥2,960 million for trademark rights.

Restructuring Expenses
Restructuring Expenses are business costs incurred in streamlining the Company's operations, including downsizing and withdrawing from brands and businesses that contribute little to profitability. They consisted of ¥575 million for domestic subsidiaries and ¥2,127 million for overseas subsidiaries.

4. Net Income per Share ¥34.42

Significant Accounting Policies

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 93

Principal subsidiaries: Shiseido Sales Co., Ltd.; Shiseido FITIT Co., Ltd.; FT Shiseido Co., Ltd.; Shiseido International Corporation; Shiseido International Europe S.A.; Shiseido Liyuan Cosmetics Co., Ltd.

[New inclusions]

Newly included in the scope of consolidation in the fiscal year under review are three companies, consisting of one that had not commenced operations and was deemed insignificant in the previous fiscal year (Shiseido Travel Retail Americas Inc.) and two that commenced operations in the period under review (Shiseido Malaysia Sdn. Bhd. and Hanatsubaki Factory Co., Ltd.).

[Exclusions]

Excluded from the scope of consolidation in the fiscal year under review were the following companies: PRIER Co., Ltd., and Taiwan FTS Co., Ltd., which completed liquidation proceedings; and SMB S.A.S. and 331 International S.A.S., which are currently undergoing liquidation proceedings. Also excluded were Shiseido Retail Support Co., Ltd., which merged (simple merger) with Shiseido Sales Co., Ltd., on April 1, 2005, and no longer exists; and Shiseido Shoppers Club Co., Ltd. which merged (simple merger) with Shiseido Amenity Goods Co., Ltd. on October 1, 2005, and no longer exists.

(2) Names of Major Nonconsolidated Subsidiaries

Major company name: Beauté Prestige International Ltd. (UK)

(3) Reasons for excluding nonconsolidated subsidiaries from scope of consolidation

Since these companies do not engage in full-scale operations and their combined assets, net sales, net income, and retained earnings do not have a material effect on the Company's consolidated financial statements, they are not included in the scope of consolidation.

2. Application of the Equity Method

(1) Affiliated companies to which the equity method is applied: 5

Major company name: Pierre Fabre Japon Co., Ltd.

Included in the scope of equity method application are Tai Tsu Holding Limited, which was established in the previous fiscal year, and Shanghai Huani Transparent Beauty Soap Co., Ltd., which was acquired in the previous fiscal year.

(2) Since these companies do not engage in full-scale operations and their combined assets, net sales, net income, and retained earnings do not have a material effect on the Company's consolidated financial statements, they are not included in the scope of equity method application.

(3) The latest financial year figures are used for equity-method affiliates with fiscal year-ends that differ from that of the parent company.

3. Fiscal Periods of Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 61 companies—overseas consolidated subsidiaries, as well as Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—have fiscal years ending December 31.

The consolidated statements of income for the year under review incorporate Shiseido Investment Co., Ltd.'s results for two terms. The most recent financial figures have been used for the 61 consolidated subsidiaries—overseas subsidiaries, as well as Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—with fiscal years ending in months other than March. The consolidated statements have been adjusted to reflect significant transactions that took place between the respective fiscal year-ends of those companies and March 31, 2005.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

a. Securities

Other securities

Market price applicable: At market, based on market prices at term-end. (Valuation discrepancies are included directly in the capital account, and selling costs are, in principle, accounted for using the moving average method.)

Market price not applicable: Primarily valued at cost, based on the moving average method. However, Investments in Investment Business Limited Liability Partnerships are recognized as securities priced at the equivalent of the Company's equity in the partnership's financial assets, with equity equivalent in the partnership's income or loss recognized as income or loss.

b. Inventories

The parent company values inventories at cost, based on the total average method. Consolidated subsidiaries mainly value inventory at cost, determined by the last purchase price method.

(2) Depreciation of Major Depreciable Assets

Buildings (excluding attached facilities) are depreciated in principle using the straight-line method. Other tangible fixed assets are depreciated in principle using the declining-balance method. Intangible fixed assets and long-term prepaid expenses are amortized using the straight-line method.

(3) Major Reserves

a. Allowance for Doubtful Accounts

As a contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries set aside an allowance, the amount of which is the estimated unrecoverable value of receivables, determined by using the percentage of actual bad-debt loss for ordinary receivables, and by taking into consideration the possibility of recovering doubtful receivables. Overseas consolidated subsidiaries, in general, provide allowances in the amount of the estimated unrecoverable value of specific receivables.

b. Returned Goods Adjustment Reserve
As a contingency against losses from returned cosmetics and pharmaceuticals, consolidated domestic subsidiaries—Shiseido Sales Co., Ltd., FT Shiseido Co., Ltd., Shiseido Pharmaceutical Co., Ltd., et al.—have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

c. Accrued Retirement Benefits
As a contingency against expenses arising from the retirement of employees, the Company has set aside a reserve based on the estimated retirement benefit liabilities and pension assets at the end of the year under review.

Prior Service Cost is expensed as incurred using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period. Actuarial Differential is expensed in the following fiscal year using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period.

Retirement benefits for corporate officers are included using the same accounting standards as used for the reserve for directors' retirement benefits.

d. Accrued Retirement Benefits to Directors and Statutory Auditors
At its Board of Directors meeting for the 104th fiscal term, the Company decided to abolish its directors' and statutory auditors' retirement benefit system as of the date of the General Meeting of Shareholders for the year ended March 31, 2004. For those still serving as of March 31, 2004, the Company has decided to provide retirement benefits for their duties up to the year ended March 31, 2004, and thus set aside a reserve for this purpose.

e. Reserve for Losses on Guaranteed Liabilities
As contingency against losses on guaranteed liabilities, the Company has set aside a reserve, the amount of which reflects estimated potential losses taking into consideration such factors as the financial positions of parties indemnified.

(4) Translation of Major Foreign-Currency Assets and Liabilities into Yen
Financial receivables and payables denominated in foreign currencies are translated into yen at the spot rate effective at the end of the fiscal year. The resulting exchange gains or losses are treated as income or loss.

Assets and liabilities of overseas subsidiaries denominated in foreign currencies are translated into yen at the spot rate effective at the respective balance sheet dates of those subsidiaries. Revenues and expenses of overseas subsidiaries are translated into yen at the average exchange rate during the term. The resulting translation adjustments are included in Minority Interests and the Currency Adjustment Accounts item under Shareholders' Equity.

(5) Accounting for Major Lease Contracts

Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are mainly accounted for by a method similar to that applicable to ordinary operating leases.

(6) Other Major Items Concerning Preparation of Consolidated Financial Statements

Accounting for Consumption Tax, Etc.

Consumption tax and regional consumption tax are accounted for using the tax-exclusive method.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of consolidated subsidiaries are valued at fair value at the time of capital consolidation.

6. Amortization of Consolidation Adjustment Account

The Consolidation Adjustment Account is amortized over a reasonable time period not exceeding 20 years, with specific items determined on a case-by-case basis.

Changes in Accounting Practices

Accounting Standards for Impairment of Fixed Assets

In the fiscal year under review, the Company applied Accounting Standards for Impairment of Fixed Assets ("Opinions on Accounting Standards for Impairment of Fixed Assets," Business Accounting Council, August 9, 2002), as well as the Guidance on Accounting Standards for Impairment of Fixed Assets (Accounting Standards Board of Japan, Guidance No. 6, October 31, 2003). As a result of these changes, cost of sales declined ¥124 million, gross profit increased ¥124 million, Selling, General and Administrative (SG&A) expenses increased ¥261 million, income from operations and ordinary income declined ¥137 million, and income before income taxes declined ¥6,223 million.

Accounting Item Classification

In the fiscal year under review, the Company introduced a new consolidated operations management framework. This entailed setting up a Group-standard account item system, from the perspective of combining the institutional accounting and management accounting frameworks. The Company also reassessed its method for calculating business earnings, with the aim of gaining a more accurate grasp of its financial performance. To obtain a clearer insight into cost of sales vis-à-vis net sales, the Company reassessed the nature of certain items, such as distribution costs and R&D expenses, which previously had been included within Cost of Sales. From the fiscal year under review, those items are now included within SG&A Expenses. With a view to providing a more accurate report of the Company's income from operations, Amortization of Goodwill and Trademark Rights, previously included within Other Expenses, is now included within SG&A Expenses, because future acquisitions of goodwill and trademark rights are expected to benefit the Company's operating earnings. As a result of these changes, cost of sales in the fiscal year declined ¥40,830 million, while gross profit increased by the same amount. SG&A expenses rose ¥42,191 million, and income from operations declined ¥1,361 million. There was no impact on ordinary income or income before income taxes.

Non-Consolidated Balance Sheets

(As of March 31, 2006)

(Millions of yen)

	March 31, 2006	March 31, 2005 (For reference)
ASSETS		
Current Assets:	**174,765**	**195,624**
Cash and Time Deposits	12,247	20,652
Trade Notes Receivable	154	193
Accounts Receivable	97,950	95,109
Short-Term Investments in Securities	24,923	38,564
Products and Commodities	3,688	4,516
Unfinished Products	2,239	2,006
Raw Materials and Reserves	4,491	4,368
Prepaid Expenses	869	580
Short-Term Loans	6,089	2,598
Other Receivables	8,358	10,975
Advances to Affiliates	—	5,539
Deferred Tax Assets	9,704	7,922
Other Current Assets	4,258	2,607
Less: Allowance for Doubtful Accounts	Δ209	Δ10
Fixed Assets:	**362,068**	**344,643**
Property, Plant and Equipment:	**87,440**	**94,003**
Buildings	32,080	33,842
Structures	1,421	1,554
Machinery and Equipment	9,977	9,042
Vehicles	124	201
Fixtures and Fittings	5,818	6,079
Land	37,283	40,064
Construction in Progress	733	3,218
Intangible Fixed Assets:	**7,398**	**7,520**
Leasehold Rights	90	90
Trademark Rights	63	80
Software	7,111	7,216
Telephone Rights	132	132
Investments and Other Assets:	**267,229**	**243,118**
Investments in Securities	86,439	77,860
Investment in Stocks of Affiliated Companies	126,539	112,116
Capital	978	1,060
Investments in Affiliated Companies	7,852	7,852
Long-Term Loans	22,274	12,080
Long-Term Prepaid Expenses	113	267
Prepaid Pension Expenses	8,129	7,804
Deferred Tax Assets	8,544	17,765
Other Investments	7,614	6,769
Less: Allowance for Doubtful Accounts	Δ1,257	Δ458
TOTAL ASSETS	**536,833**	**540,267**

	March 31, 2006	March 31, 2005 (For reference)
LIABILITIES		
Current Liabilities:	**94,652**	**100,867**
Trade Notes Payable	1,963	1,871
Accounts Payable	34,137	31,764
Accrued Amount Payable	31,935	49,939
Accrued Income Taxes	3,941	—
Accrued Expenses	3,398	2,596
Deposits Received	224	304
Affiliated Company Deposits	18,679	14,170
Other Current Liabilities	372	219
Long-Term Liabilities:	**66,543**	**67,801**
Bonds	50,000	50,000
Accrued Retirement Benefits	12,799	12,725
Accrued Retirement Benefits to Directors and Statutory Auditors	276	584
Reserve for Losses on Guaranteed Liabilities	350	—
Other Long-Term Liabilities	3,117	4,491
Total Liabilities	**161,195**	**168,668**
SHAREHOLDERS' EQUITY		
Common Stock	**64,506**	**64,506**
Capital Surplus:	**70,258**	**70,258**
Additional Paid-in Capital	70,258	70,258
Retained Earnings:	**240,025**	**243,429**
Earned Surplus Reserve	16,230	16,230
Reserve for Reducing Fixed Assets	—	2
Special Reserve	217,044	217,044
Unappropriated Profit	6,751	10,152
Unrealized Gains on Available-for-Sale Securities, Net of Tax:	**18,006**	**7,839**
Other Unrealized Gains on Securities	18,006	7,839
Less: Treasury Stock	**Δ17,158**	**Δ14,434**
Total Shareholders' Equity	**375,638**	**371,598**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**536,833**	**540,267**

Notes to Non-Consolidated Balance Sheets

1. The financial statements are prepared in accordance with the provisions of Article 200 of the Commercial Code Implementation Rules with respect to English terminology and format. Figures have been rounded down to the nearest million.

2. Short-Term Financial Receivables from Subsidiaries and Affiliates ¥114,658 million
   Long-Term Financial Receivables from Subsidiaries and Affiliates ¥22,329 million

3. Short-Term Financial Payables to Subsidiaries and Affiliates ¥24,568 million

4. Cumulative Depreciation of Property, Plant and Equipment ¥146,405 million

5. In addition to the property, plant and equipment listed in the Balance Sheets, the Company uses some buildings, electronic calculating machines and peripheral equipment under lease contracts.

6. Guaranteed Liabilities ¥17,650 million

7. The Company maintains Accrued Retirement Benefits to Directors and Statutory Auditors and a Reserve for Losses on Guaranteed Liabilities as provided in Article 43 of the rules and regulations of the Commercial Code.

8. Net assets as provided in Article 124-3 of the rules and regulations of the Commercial Code, totaled ¥18,006 million.

(Changes in reporting methods)

Affiliated Company Deposits
Until March 31, 2005, short-term monetary claims held by affiliates were included in "Affiliated Company Deposits," which totaled ¥3,797 million. As a result of decrease in the amount, they are now included in "Other current assets."

Non-Consolidated Statements of Income

(Fiscal Year ended March 31, 2006)

(Millions of yen)

	Year ended March 31, 2006	Year ended March 31, 2005
Net Sales	252,663	243,032
Cost of Sales	115,981	122,270
Gross Profit	**136,681**	**120,762**
Selling, General and Administrative Expenses	129,611	115,033
Income from Operations	**7,070**	**5,728**
Other Income	14,849	15,293
Interest and Dividend Income	5,299	4,022
Property, Plant and Equipment Lending Income	3,964	4,141
Royalty Income	1,902	1,621
Gain from Investment Business Limited Liability Partnership, etc.	1,826	1,801
Others	1,857	3,706
Other Expenses	3,118	3,602
Interest Expense	214	250
Property, Plant and Equipment Lending Expenses	1,800	2,247
Loss on Disposal of Property, Plant and Equipment	831	—
Others	271	1,104
Ordinary Income	**18,801**	**17,419**
Extraordinary Income	2,483	998
Gain on Sales of Fixed Assets	2,483	—
Gain from Changes in Retirement Benefit Scheme	—	998
Extraordinary Loss	7,955	16,950
Impairment Loss	4,132	—
Write-Down of Financial Assets	2,395	1,647
Restructuring Expenses	1,428	3,591
Additional Retirement Benefits	—	11,711
Income before Income Taxes	**13,329**	**1,467**
Income Taxes	4,770	Δ20
Adjustment for Corporate Tax, etc.	373	741
Net Income	**8,186**	**746**
Income Brought Forward from Previous Term	4,757	13,967
Interim Dividends	6,185	4,556
Differential Loss on Disposal of Treasury Stock	7	4
Unappropriated Profit at Year-End	**6,751**	**10,152**

Notes to Non-Consolidated Statements of Income

1. The financial statements are prepared in accordance with the provisions of Article 200 of the Commercial Code Implementation Rules with respect to English terminology and format. Figures have been rounded down to the nearest million.

2. Transactions with Affiliated Companies

Sales	¥246,832 million
Purchases	¥15,912 million
Nonoperating Transactions	¥10,429 million

3. Extraordinary Income

Gain on Sales of Property, Plant and Equipment

Gain on Sales of Property, Plant and Equipment refers to the sales of land and buildings at factory sites associated with the reorganization of domestic factories.

4. Extraordinary Loss

Impairment Loss

In the period under review, the Company reported the following impairment losses.

Purpose	Type	Location
Business-use assets	Land, buildings, etc.	Chuo-ku, Tokyo
Idle assets, etc.	Land, buildings, structures, etc.	Maizuru City, Kyoto, others

For impairment accounting purposes, the Company pools its business-use assets separately from its idle assets. Business-use assets are generally pooled according to the minimum independent cash-flow generating unit, based on business classification. Idle assets are pooled according to each separate property. As a result, business-use assets, such as stores in operation, that have continuously reported operating losses have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. By asset type, such loss in the period under review was ¥857 million for buildings and structures. Idle assets, such as factories that will cease production, have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. Such losses in the period under review were ¥2,356 million for land and ¥918 million for buildings and structures.

Recoverable values are calculated according to estimated net sale values, which are mainly based on real estate appraisal values.

Write-Down of Financial Assets

Write-Down of Financial Assets includes loss on devaluation of shares of affiliates totaling ¥1,278 million, provision to the reserve for doubtful loans to affiliates totaling ¥1,036 million, loss on devaluation of investments in affiliates totaling ¥69 million, and loss on devaluation of investment securities totaling ¥10 million.

Restructuring Expenses
Restructuring Expenses are business costs incurred in streamlining the Company's operations, including downsizing and withdrawing from brands and businesses that contribute little to profitability.

5. Net Income per Share ¥19.53

(Changes in reporting methods)

Loss on Disposal of Property, Plant and Equipment
Loss on Sales of Property, Plant and Equipment is presented separately beginning with the year ended March 31, 2006 because it represented an increasing proportion of Other Expenses. In the year ended March 31, 2005, this amount totaled ¥619 million and was included in Others.

Significant Accounting Policies

1. Valuation of securities
   (1) Stock of subsidiaries and affiliates: Valued at cost, based on the moving average method.
   (2) Other securities
   Market price applicable: At market, based on market prices at the fiscal year-end. (Valuation discrepancies are included directly in the capital account, and selling costs are accounted for using the moving average method.)

   Market price not applicable: Primarily valued at cost, based on the moving average method. However, investments in Investment Business Limited Liability Partnerships are recognized as securities priced at the equivalent of the Company's equity in the partnership's financial assets, and the equity equivalent in the partnership's income or loss is recognized as income or loss.

2. Valuation of inventory: At cost, based on the total average method.

3. Depreciation of fixed assets: Buildings (excluding attached equipment) are depreciated using the straight-line method. Other tangible fixed assets except for buildings are depreciated using the declining balance method. Intangible fixed assets and long-term prepaid expenses are amortized using the straight-line method.

4. Reserves
   (1) Allowance for Doubtful Accounts: As a contingency against losses from default of notes and accounts receivable, reserves are determined by using the percentage of own actual bad-debt loss against the balance of total receivables, and amounts that take into consideration the possibility of recovering specific liabilities.

   (2) Accrued Retirement Benefits: As a contingency against expenses arising from the retirement of employees, the Company has set aside a reserve based on the estimated retirement benefit liabilities and pension assets at the end of the year under review.
   Prior Service Cost is expensed as incurred using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period. Actuarial differential is expensed in the following fiscal year using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period.
   Retirement benefits for corporate officers are included using the same accounting standards as used for the reserve for directors' retirement benefits.

   (3) Accrued Retirement Benefits to Directors and Statutory Auditors: At its Board of Directors meeting for the 104th fiscal term, the Company decided to abolish its directors' and statutory auditors' retirement benefit system as of the date of the General Meeting of Shareholders for the year ended March 31, 2004. For those still serving as of March 31, 2004, the Company has decided to provide retirement benefits for their duties up to the 104th fiscal term, and thus set aside a reserve for this purpose.

(4) Reserve for Losses on Guaranteed Liabilities

As contingency against losses on guaranteed liabilities, the Company has set aside a reserve, the amount of which reflects estimated potential losses taking into consideration such factors as the financial positions of parties indemnified.

5. Accounting for Lease Contracts

Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to ordinary operating leases.

6. Others

Accounting for Consumption Tax, Etc.

Consumption tax and regional consumption tax are accounted for using the tax-exclusive method.

Changes in Accounting Practices

Accounting Standards for Impairment of Fixed Assets

In the fiscal year under review, the Company applied Accounting Standards for Impairment of Fixed Assets ("Opinions on Accounting Standards for Impairment of Fixed Assets," Business Accounting Council, August 9, 2002), as well as the Guidance on Accounting Standards for Impairment of Fixed Assets (Accounting Standards Board of Japan, Guidance No. 6, October 31, 2003). As a result of these changes, cost of sales declined ¥125 million, gross profit increased ¥125 million, Selling, General and Administrative (SG&A) expenses declined ¥126 million, income from operations and ordinary income increased ¥252million, and income before income taxes declined ¥3,879 million.

Accounting Item Classification

In the fiscal year under review, the Company introduced a new consolidated operations management framework. This entailed setting up a Group-standard account item system, from the perspective of combining the institutional accounting and management accounting frameworks. The Company also reassessed its method for calculating business earnings, with the aim of gaining a more accurate grasp of its financial performance. To obtain a clearer insight into cost of sales vis-à-vis net sales, the Company reassessed the nature of certain items, such as distribution costs and R&D expenses, which previously had been included within Cost of Sales.

As a result of these changes, cost of sales in the fiscal year declined ¥12,982 million, while gross profit increased by the same amount. SG&A expenses rose ¥12,982 million, and income from operations declined ¥1,361 million. There was no impact on ordinary income or income before income taxes.

Proposed Appropriation of Retained Earnings

Item	Amount (Yen)
Net Income	6,751,266,006
Total	**6,751,266,006**
To be appropriated as follows:	
Cash Dividends (¥15.00 per share)	6,186,846,210
Bonuses to Directors	121,000,000
Carried Forward to Next Fiscal Year	443,419,796
Total	**6,751,266,006**

Notes: 1. On December 9, 2005, the Company paid interim cash dividends totaling ¥6,185,139,480 (¥15.00 per share).
2. Cash dividends were not paid on the treasury stocks (12,105,939 shares).

Copy of the Auditors' Report (Consolidated)

Independent Auditors' Report
(English Translation)

May 16, 2006

To the Board of Directors
Shiseido Company, Limited

ChuoAoyama PricewaterhouseCoopers

Hideo Ohsugi, CPA
Engagement Partner
Akihiko Nakamura, CPA
Engagement Partner
Kazunori Furuyama, CPA
Engagement Partner

We have audited, pursuant to Article 19-2, paragraph 3 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan, the consolidated financial statements, which consist of the consolidated balance sheet and the consolidated profit and loss statement, of Shiseido Company, Limited (hereinafter referred to as the "Company") for the 106th fiscal year from April 1, 2005 to March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries or consolidated subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that the above-mentioned consolidated financial statements of the Company present fairly the financial position and results of operations of the Shiseido group, which consists of the Company and its consolidated subsidiaries, etc., in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

As stated in "Significant Accounting Policies . Change of accounting method", the Company and its certain consolidated subsidiaries adopted the "Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and the "Implementation Guidance on Accounting Standard for Impairment of Fixed Assets" (Accounting Standards Board of Japan, October 31, 2003), effective April 1, 2005. This change, with which we concur, was made as an adoption of the aforementioned accounting standard is mandatory from the fiscal year ended March 31, 2006.

As also stated in "Significant Accounting Policies . Change of accounting method", the

Company and its certain consolidated subsidiaries began to account for distribution costs, research and development expenses and certain other expenses as selling, general and administrative expenses so far as is concluded to be appropriate in view of their nature, effective April 1, 2005. Until the year ended March 31, 2005, these costs and expenses had been included in cost of sales. This change, with which we concur, was made in order to achieve a better matching of net sales and cost of sales following installation of a group standard accounting item system from the perspective of combining the financial accounting and management accounting frameworks as well as reassessment of the Company's method for calculating business earnings with the aim of gaining a more accurate grasp of its financial performance, as a result of introduction of a new consolidated operations management framework. In addition, the Company and its certain consolidated subsidiaries began to account for amortization of goodwill and trademark rights, which previously had been included in other expenses, as selling, general and administrative expenses. This change, with which we concur, was made with a view to providing a more accurate report of income from operations as acquisition of goodwill and trademark rights are expected to benefit the operating earnings.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Notice to Readers:

The original consolidated financial statements, which consist of the consolidated balance sheet and the consolidated profit and loss statement, are written in Japanese.

Copy of the Board of Corporate Auditors' Report (Consolidated)

AUDIT REPORT ON CONSOLIDATED STATEMENTS

This Board of Corporate Auditors prepared and report upon the following audit report regarding the consolidated statements, the consolidated Balance Sheet and the consolidated Income Statement, during the 106th Business Term from April 1, 2005 to March 31, 2006, the results of deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1. Summary of method of audit

Each Corporate Auditor, subject to, *inter alia*, the audit policy set up by the Board of Corporate Auditors and the audit policy of the current Business Term and duties of audit plan business assigned to each Corporate Auditor, received from Directors, etc., and Independent Public Accountants reports and explanations about the consolidated statements.
Each of Corporate Auditors has also required reports on accounting from the Company's subsidiaries and the consolidated subsidiaries, has visited the principle subsidiaries and the consolidated subsidiaries when deemed it necessary, and has examined business and financial conditions.

2. Result of audit
   (1) The method and results of auditing carried out by Chuo Aoyama Audit Corporation, Independent Public Accountants, are appropriate.
   (2) As a result of our investigation of the subsidiaries and the consolidated subsidiaries, there are no matters that ought to be pointed out in respect of the consolidated statements.

May 19, 2006

Board of Corporate Auditors of
Shiseido Co., Ltd.

Senior Corporate Auditor (full-time)
Kazunari Moriya (Seal)
Corporate Auditor (full-time)
Isao Isejima (Seal)
Corporate Auditor
Akio Harada (Seal)
Corporate Auditor
Eiko Oya (Seal)
Corporate Auditor
Hiroshi Yasuda (Seal)

(Note)
Mr. Akio Harada, Ms. Eiko Oya, and Mr. Hiroshi Yasuda are external Corporate Auditors set forth in Article 18, Section 1 of the Law concerning Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Corporations (Kabushiki Kaisha).

Copy of the Auditors' Report

Independent Auditors' Report
(English Translation)

May 16, 2006

To the Board of Directors
Shiseido Company, Limited

ChuoAoyama PricewaterhouseCoopers

Hideo Ohsugi, CPA
Engagement Partner
Akihiko Nakamura, CPA
Engagement Partner
Kazunori Furuyama, CPA
Engagement Partner

We have audited, pursuant to Article 2, paragraph 1 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan, the financial statements, which consist of the balance sheet, profit and loss statement, business report (limited to the accounting figures included therein) and proposal for appropriation, and supplementary schedules (limited to the accounting figures included therein) of Shiseido Company, Limited (hereinafter referred to as the "Company") for the 106th fiscal year from April 1, 2005 to March 31, 2006. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1) The balance sheet and profit and loss statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.
As stated in “Significant Accounting Policies . Change of accounting method”, the Company adopted the “Accounting Standard for Impairment of Fixed Assets” (Business Accounting Council, August 9, 2002) and the “Implementation Guidance on Accounting Standard for Impairment of Fixed Assets” (Accounting Standards Board of Japan, October 31, 2003), effective April 1, 2005. This change, with which we concur, was made as an adoption of the aforementioned accounting standard is mandatory from the fiscal year ended March 31, 2006.
As also stated in “Significant Accounting Policies . Change of accounting method”, the

Company began to account for distribution costs, research and development expenses and certain other expenses as selling, general and administrative expenses so far as is concluded to be appropriate in view of their nature, effective April 1, 2005. Until the year ended March 31, 2005, these costs and expenses had been included in cost of sales. This change, with which we concur, was made in order to achieve a better matching of net sales and cost of sales following installation of a group standard accounting item system from the perspective of combining the financial accounting and management accounting frameworks as well as reassessment of the Company's method for calculating business earnings with the aim of gaining a more accurate grasp of its financial performance, as a result of introduction of a new consolidated operations management framework.

(2) The business report of the Company (limited to the accounting figures included therein) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3) The proposal for appropriation is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4) There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Notice to Readers:

The original financial statements, which consist of the balance sheet, profit and loss statement, business report and proposal for appropriation, and supplementary schedules, are written in Japanese.

Copy of the Board of Corporate Auditors' Report

AUDIT REPORT

This Board of Corporate Auditors prepared and report upon the following audit report regarding the performance of duties of the Directors of the Company during the 106th Business Term from April 1, 2005 to March 31, 2006, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1. Summary of method of audit

Each Corporate Auditor, subject to, *inter alia*, the audit policy set up by the Board of Corporate Auditors and the audit policy of the current Business Term and audit plans, etc., has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors, etc., reports on the business and heard from audit divisions, etc., about the execution status of their duties. Furthermore, each Corporate Auditor perused the documents whereby the important decisions were made, and examined business and financial conditions (including the internal control system such as structure of observance of laws and risk management structure) at the head office and the principal offices. In addition, we received from the Independent Accountants reports on audit and examined the accounting statements and attached schedules. Each of Corporate Auditors has also required reports on business from the Company's subsidiaries, has visited the principle subsidiaries when deemed it necessary, and has examined business and financial conditions.

As for the transactions between Directors acting on their own behalf and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its shareholders and the Company and acquisition and disposal of its own shares and the like, we each examined such transactions by receiving execute business reports from Directors to confirm their propriety of execution of duties, and in detail by receiving reports from the Directors, as necessary, in addition to the method of audit mentioned above.

2. Result of audit

(1) The method and results of auditing carried out by Chuo Aoyama Audit Corporation, Independent Public Accountants, are appropriate.

(2) The Business Report fairly sets forth the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation.

(3) With respect to the item concerning the proposal for appropriation of profits, nothing unusual is to be pointed out in accordance with the financial condition of the Company and other circumstances.

(4) The attached schedules fairly set forth the matters to be stated and nothing unusual is to be pointed out.

(5) With respect to the performance of their duties by the Directors, no illegal act nor any fact which is in violation of the laws and ordinances and the Articles of Incorporation is ascertainable.

We confirm that there is no illegal acts of Directors with respect to transactions between Directors acting on their behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in

which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its shareholders and the Company and acquisition and disposal of the Company's own shares and the like.

(6) With respect to the performance of their duties by the Directors concerning internal control system, nothing unusual is to be pointed out.

(7) As a result of our investigation in the subsidiaries, there are no matters that ought to be pointed out in respect of performance of their duties by the Directors.

May 19, 2006

Board of Corporate Auditors of
Shiseido Co., Ltd.

Senior Corporate Auditor (full-time)
Kazunari Moriya (Seal)
Corporate Auditor (full-time)
Isao Isejima (Seal)
Corporate Auditor
Akio Harada (Seal)
Corporate Auditor
Eiko Oya (Seal)
Corporate Auditor
Hiroshi Yasuda (Seal)

(Note)
Mr. Akio Harada, Ms. Eiko Oya, and Mr. Hiroshi Yasuda are external Corporate Auditors set forth in Article 18, Section 1 of the Law concerning Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Corporations (Kabushiki Kaisha).

(For Reference)

The Company, at the meeting of the Board of Directors held on May 12, 2006, adopted a resolution with respect to "arrangement for the system securing that Directors execute their duties in compliance with the laws and ordinances and the Articles of Incorporation and, in addition, the system provided in the Ordinance of the Ministry of Justice necessary for securing that a company (*Kabushiki Kaisha*) shall duly execute business".

Under this basic policy, the Company will secure that it will duly execute its business. Reviewing this policy in response to changes in circumstances, the Company will improve and enforce the internal control system.

Basic Policy regarding Internal Control System

The summary of resolutions for Basic Policy regarding Internal Control System adopted at the meeting of the Board of Directors of the Company is as follows:

(1) System under which execution of duties by Directors and employees is ensured to comply with laws, ordinances, and the Articles of Incorporation of the Company; system under which business of the Company and its subsidiaries and affiliates as a group is ensured duly to be conducted.

The Board of Directors shall determine important matters which will affect the Company and its subsidiaries and affiliates as a group. Any Representative Director of the Company shall regularly report the status of execution of business to the Board of Directors. Upon request of any Corporate Auditor, Directors and employees shall report the status of execution of business to the Corporate Auditor.
The Company established "Corporate Ethics" common to the Shiseido group and "THE SHISEIDO WAY (Declaration of Corporate Behavior)", "THE SHISEIDO CODE (Corporate Ethics and Behavior Standard)" with which each individual in the group should comply in executing business so that due and fair corporate activities are exerted to be promoted.
The Corporate Ethics Committee is set up, controlled directly by the Board of Directors and establish a system which enables due and fair business activities to be promoted and holds regular training sessions for compliance.
The Company positions a "Code Leader" at each of the business offices, who shall promote due and fair corporate activities. "Code Leaders" shall report the status of such activities to the "Corporate Ethics Committee".
The Company provides facilities to access for reporting and consulting, including an independent lawyer for the purpose of finding corporate conducts violating laws, ordinances, the Articles of Incorporation and other regulations of the Company at the early stage and rescuing such conditions.
Internal auditing shall be conducted with respect to the overall group companies for auditing due performance of business. The results of audit shall be reported to Directors and Corporate Auditors.

(2) System under which Directors shall be ensured to efficiently execute duties

The Company adopted executive officer system to actualize smooth and highly efficient corporate management, wherein Directors, who are responsible for decision-making and overseeing execution of business are separate from executive officers, who are responsible for business execution.
A Representative Director as CEO coordinates execution of the overall group business aimed at achieving corporate targets. An executive officer shall fix the specified target in the assigned field and set up a business system by which the target shall efficiently be achieved. Furthermore, with respect to the execution of important business, the management committee consisting of the executive offices shall deliberate the subject execution from viewpoints of many aspects.
The Board of Directors and the Management Committee shall confirm the status of development vis-à-vis the target and conduct necessitated improvement measure.

(3) System under which information regarding execution of business by Directors shall be maintained and controlled

Important documents such as minutes of the meetings of the Board of Directors and minutes of the meetings of the Management Committee shall be controlled pursuant to the internal regulations of the Company and presented to Directors and Corporate Auditors immediately whenever requested for inspection.
In addition, information with respect to execution of business by a Director and employee shall be controlled pursuant to "Information System Controlling Regulation", "Confidential Information Controlling Regulation" and other regulations.

(4) Regulation regarding Control of Risk for Loss and other Regulation System

The "Comprehensive Risk Management Committee" is set up, controlled directly by the Board of Directors and coordinates risks associated with corporate activities of the overall group companies. Risks associated with management strategy and business execution shall be assorted and assigned to designated committees so that necessary measures shall be taken.
A manual shall be prepared to deal with emergency situation. In the case of emergency, the Countermeasure Headquarters, the Countermeasure Project or the Countermeasure Team shall be set up pursuant to the levels of the emergency and shall take countermeasures in accordance with the levels.

(5) Matters related to employees to assist duties of Corporate Auditors when Corporate Auditors request to do so and matters related to the independence of such employees from Directors

Employees shall be positioned to assist the Board of Corporate Auditors and Corporate Auditors at the staff group of the Board of Corporate Auditors. The personnel system of the staff group of the Corporate Auditors shall be determined by taking Corporate Auditors' opinion into consideration.

(6) System under which Directors and employees report to Corporate Auditors and other system, under which any report is made to Corporate Auditors

Directors and employees shall report the status of business execution to Corporate Auditors through meetings of the Board of Directors and other important meetings, and the results of audit performed by the Internal Audit Department.
In addition, the status of business and conditions of assets shall be reported to Corporate Auditors upon their request.

(7) Other systems under which audit by Corporate Auditors is ensured efficiently to be performed

Opinion exchange meetings shall be held regularly between Representative Directors and Corporate Auditors. Liaison meeting shall be held among Corporate Auditors, independent auditors and the internal audit department upon request of Corporate Auditors, and in addition, Corporate Auditors shall be ensured to attend meetings of various committees so that the system under which Corporate Auditors shall perform adding efficiently is facilitated.

(Our System for the Management and Execution of Business)


General Meeting for Shareholders
Resolution at the General Meeting of Shareholders based on laws
Appointment, termination
Appointment termination
Board of Directors
Audit
Board of Auditors
(Committees under jurisdiction of the Board of Directors)
Corporate Ethics Committee
Risk Management Committee
Personal Information Protection Committee
Technology and Quality Committee
CSR Committee
(Board of Directors Advisory Committee)
Advisory Board
Remuneration Committee
Director Nomination Advisory Committee
Report
Supervision
Corporate Executive Officer Committee
Proposal
Resolution, approval
Policy Meeting of Corporate Officers
Proposal of important items based on laws
Resolution, approval
Decision-Making Meeting of each Corporate Officer

-End-

Reference Materials Concerning the Exercise of Voting Rights

1. **Total number of voting rights held by shareholders:** 407,248
2. **Items of Business and Matters for Reference:**

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 106th Business Term

The content of the item of business is stated on page 49.

The Company aims to achieve "materialization of stock total return" wherein profits shall directly return to shareholders and share price rise in the mid- and long-term shall benefit shareholders. Based on this idea, the fundamental policy of the Company is to appropriate its profits preferably to strategic investments in such fields as may facilitate new growth, distribution of stable dividends, and timely acquisition of its treasury shares. As a target for return ratio, the Company has set a "total return ratio", which represents the amount of profits returned to shareholders – the sum of dividends paid and share buybacks – as a proportion of consolidated net income. The Company will continue with the medium-term total return ratio target of approximately 60 percent. However, the Company will intends further to increase dividend ratio in the total return.

According to the policy, the Company will continue to increase an amount of dividend for the business term under review so that dividend per share is ¥15, an increase of ¥2 per share. The total dividend per share for the business term under review will be ¥30, together with ¥15 interim dividend per share, an increase of ¥6 per share over the previous business term.

Taking into consideration, among other things, that the Company achieved favorable results of operation above the planned levels for the initial year of the Three-Year Plan of the Company, the Company takes liberty to ask shareholders to approve granting bonuses of a total of ¥121 million to seven Directors as a group.

Second Item of Business: Amendment to a Part of the Articles of Incorporation (1)

1. The reasons for the amendments:

   (1) By virtue of the coming into force of the "Corporate Law" (Law No. 86, 2005), the "Law regarding the Development of Laws Related to the Enforcement of the Corporate Law" (Law No. 87, 2005), the "Corporate Law Enforcement Regulation" (Ministerial Ordinance of Ministry of Internal Affairs and Communications No. 12, 2006) and among others, on May 1, 2006, the Company would like to make amendments to its Articles of Incorporation as follows:

① Establishment of new provision relating to rights in respect of less-than-one-unit shares.
In order to provide for rights of a holder of less-than-one-unit shares, Article 10 (Rights in respect of less-than-one-unit shares) of the Articles of Incorporation will be established.

② Establishment of new provision relating to disclosure via the Internet of reference documents for the general meeting of shareholders, etc. and deemed provision thereof.
Since it is permitted that disclosure via the Internet of reference documents for the general meeting of shareholders is deemed to the disclosure made to shareholders, Article 18 (Disclosure via the Internet of reference documents for the general meeting of shareholders) will be newly established to rationalize the convocation procedure of the general meeting of shareholders and reduce associated costs.

③ Establishment of new provision relating to resolutions in writing by the Board of Directors.
Since resolutions in writing by the Board of Directors is permitted, provision enabling the Board of Directors to adopt resolutions in writing will be added to the current Article 22 (Resolutions of the Board of Directors) to facilitate flexible and efficient administration of the Board of Directors.

④ Establishment of new provision relating to execution of agreements for reduction of liabilities with outside Directors and outside Corporate Auditors.
In order to induce outside Directors and outside Corporate Auditors of the Company to perform their duties as expected to the full extent and also enable to invite capable persons, new provisions permitting the Company to execute agreements for reduction of liabilities with outside Directors and outside Corporate Auditors set forth in the current Article 25 (Reduction of liabilities of Directors) and Article 33 (Reduction of liabilities of Corporate Auditors). Furthermore, we have obtained from all of the Corporate Auditors prior consents to submitting an item of business relating to establishment of new provision with respect to execution of agreements for reduction of liabilities with outside Directors.

⑤ Measure for "Law regarding the Development of Laws Related to the Enforcement of the Corporate Law"
Since by virtue of this Law, the Articles of Incorporation of the Company are deemed to have provided for establishing the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditor, issuing certificates for shares and having the Share Registrar for the shareholders' register, establishment of new provisions and required amendments will be made as follows:

- Establishment of new Article 4 (Organs)
- Establishment of new Article 7 (Issuance of share certificates)
- Change of wordings of current Article 9 (Share registrar)

⑥ Arrangement for provision relating to dividends out of retained earnings
Provision relating to year-end dividends and interim dividends is collected in Article 39 (Record date for distribution of retained earnings) so that the current Article 36 (Interim dividends) is eliminated.

⑦ In addition to above, following the provisions of the Corporate Law, necessary changes such as amendments of wordings and changes in the number of Articles cited or referred to are made.

Note: Provisions of Article 29 (Reduction of liabilities of Directors), Paragraph 1 and Article 37 (Reduction of liabilities of Corporate Auditors), Paragraph 1 include intent that liabilities of Directors and Corporate Auditors arising out of acts, conducts or omission of Directors and Corporate Auditors committed prior to the amendments of the Articles of Incorporation may be reduced upon application of the Articles of Incorporation after the amendments.

(2) According to establishment of new provisions and elimination of provisions, necessary changes such as the numbering of Articles and necessary arrangement of letters and descriptions will be made.

2. Details of the amendments
Details of the amendments are as follows:

(Underlined parts are amended)

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Chapter I. General Provisions	**Chapter I. General Provisions**
(Trade name)	(Trade name)
Article 1. The Company shall be called Kabushiki Kaisha Shiseido.	Article 1. The Company shall be called Kabushiki Kaisha Shiseido.
In English, it shall be written Shiseido Company, Limited.	In English, it shall be written Shiseido Company, Limited.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following businesses:	Article 2. The objectives of the Company shall be to engage in the following businesses:
(1) Manufacture, sale, export and import of cosmetics, soap, detergents, dentifrice, medicine and quasi-medicine, reagents and pigments;	(1) Manufacture, sale, export and import of cosmetics, soap, detergents, dentifrice, medicine and quasi-medicine, reagents and pigments;
(2) Manufacture, sale, export and import of raw materials and materials of the products mentioned in the foregoing item;	(2) Manufacture, sale, export and import of raw materials and materials of the products mentioned in the foregoing item;
(3) Acceptance of safety tests and analytical tests on the products, raw materials and materials mentioned in any of the foregoing items;	(3) Acceptance of safety tests and analytical tests on the products, raw materials and materials mentioned in any of the foregoing items;
(4) Manufacture, sale, export and import of medical machinery and instruments, analysis and measuring machinery and instruments, Japanese and other papers, stationery, sanitary supplies, household insecticides and insectifuges, toiletries, clothing, personal notions, sundry daily goods, wigs, sporting goods, arts and crafts, jewels and precious metals;	(4) Manufacture, sale, export and import of medical machinery and instruments, analysis and measuring machinery and instruments, Japanese and other papers, stationery, sanitary supplies, household insecticides and insectifuges, toiletries, clothing, personal notions, sundry daily goods, wigs, sporting goods, arts and crafts, jewels and precious metals;
(5) Manufacture and sale of carbonated and other drinks, foods and food additives;	(5) Manufacture and sale of carbonated and other drinks, foods and food additives;

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(6) Acquisition and sale of industrial properties, know-how, and software relating to computers, images, music, etc.;	(6) Acquisition and sale of industrial properties, know-how, and software relating to computers, images, music, etc.;
(7) Sale of tobacco, revenue and postage stamps, measuring instruments and weights and measures;	(7) Sale of tobacco, revenue and postage stamps, measuring instruments and weights and measures;
(8) Printing, plate-making, publication and photography;	(8) Printing, plate-making, publication and photography;
(9) Development, design and sale of systems and equipment relating to beauty art (hairdressing, Japanese and Western styling, facial treatment, hair care, manicure and body beauty treatment), hair cutting, medical treatment, health care, hygiene and athletics, operation of facilities therefor and the business of engaging in such activities on commission and rendering consulting services in respect thereof;	(9) Development, design and sale of systems and equipment relating to beauty art (hairdressing, Japanese and Western styling, facial treatment, hair care, manicure and body beauty treatment), hair cutting, medical treatment, health care, hygiene and athletics, operation of facilities therefor and the business of engaging in such activities on commission and rendering consulting services in respect thereof;
(10) Acting as promoters of musical, artistic, dramatic, sporting and other cultural events and sale of tickets relating thereto;	(10) Acting as promoters of musical, artistic, dramatic, sporting and other cultural events and sale of tickets relating thereto;
(11) Management of hotels and wedding halls and the business of engaging in such management on commission and rendering consulting services in respect thereof;	(11) Management of hotels and wedding halls and the business of engaging in such management on commission and rendering consulting services in respect thereof;

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(12) Automotive transportation, automotive forwarding, warehousing and freight packing businesses;	(12) Automotive transportation, automotive forwarding, warehousing and freight packing businesses;
(13) Business of engaging in sale, purchase, brokerage, leasing out and management of real estate, civil engineering and architectural work, and travel businesses;	(13) Business of engaging in sale, purchase, brokerage, leasing out and management of real estate, civil engineering and architectural work, and travel businesses;
(14) General leasing, factoring and money lending businesses; and	(14) General leasing, factoring and money lending businesses; and
(15) Any and all activities incidental to any of the foregoing items.	(15) Any and all activities incidental to any of the foregoing items.
(Location of head office) Article 3. The Company shall have its head office in Chuo-ku, Tokyo.	(Location of head office) Article 3. The Company shall have its head office in Chuo-ku, Tokyo.
(To be newly established)	(Organs) Article 4. The Company shall have the following organs in addition to the general meeting of shareholders and Directors: (1) The Board of Directors; (2) Corporate Auditors; (3) The Board of Corporate Auditors; and (4) Account Auditors.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(Method of giving public notices) Article 4. Public notices of the Company shall be given in electronic form. In the event of any accident or any other unavoidable cause that prevents a public notice in electronic form, such public notice shall be inserted in the Nihon Keizai Shimbun.	(Method of giving public notices) Article 5. The method of giving public notices of the Company shall be electronic notification. In the event that the Company cannot give a public notice in electronic form due to any accident or any other unavoidable cause, such public notice shall be inserted in the Nihon Keizai Shimbun.
Chapter II. Shares (Total number of shares to be issued by the Company) Article 5. The total number of shares authorized to be issued by the Company shall be 784,561,000 shares; provided, however, that in case shares are cancelled, the number of shares so cancelled shall be subtracted from the total number of shares so authorized.	**Chapter II. Shares** (Total number of issuable shares) Article 6. The total number of issuable shares of the Company shall be 784,561,000 shares.
(To be newly established)	(Issuance of share certificates) Article 7. The Company shall issue certificates in respect of its shares.
(Acquisition by the Company of its own shares) Article 6. By resolution of the Board of Directors, the Company may purchase its own shares pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.	(Acquisition by the Company of its own shares) Article 8. By resolution of the Board of Directors, the Company may acquire its own shares pursuant to the provision of Article 165, paragraph 2 of the Corporation Law of Japan.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(Number of shares to constitute one unit)	(Number of shares constituting one unit and non-issuance of certificates for less-than-one-unit shares)
Article 7. The number of shares to constitute one unit of shares of the Company shall be 1,000 shares.	Article 9. The number of shares constituting one unit of shares of the Company shall be 1,000 shares.
2. The Company shall not issue any share certificate representing any number of shares constituting less than one unit ("less-than-one-unit shares"), unless otherwise provided for in the Share Handling Regulations.	2. Notwithstanding the provision of Article 7 hereof, the Company shall not issue any certificate representing less-than-one-unit shares, unless otherwise provided for in the Share Handling Regulations.
(To be newly established)	(Rights in respect of less-than-one-unit shares) Article 10. Any shareholder (including beneficial shareholder; the same applies hereinafter) who holds less-than-one-unit shares of the Company cannot exercise any right other than those listed below, in respect of their less-than-one-unit shares: (1) The rights as provided for in the items of Article 189, paragraph 2 of the Corporation Law of Japan; (2) The rights that can be requested pursuant to Article 166, paragraph 1 of the Corporation Law of Japan; (3) The rights to the allocation of shares and stock acquisition rights offered to shareholders, in proportion to the numbers of their respective shares; and (4) The rights to make requests as provided for in Article 11 hereof.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(Additional purchase of less-than-one-unit shares) Article 8. In accordance as provided for in the Share Handling Regulations, any shareholder (including beneficial shareholder; the same applies hereinafter) who holds less-than-one-unit shares of the Company shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.	(Additional purchase of less-than-one-unit shares) Article 11. In accordance as provided for in the Share Handling Regulations, any shareholder who holds less-than-one-unit shares of the Company shall be entitled to request the Company to sell the number of shares that will, together with the number of his/her less-than-one-unit shares, constitute the number of one unit of shares.
(Transfer agent) Article 9. The Company shall have a transfer agent with respect to its shares. The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given thereof. The register of shareholders, the register of beneficial shareholders and the register of loss of share certificates of the Company shall be kept at the transfer agent's business office and the registration of a transfer of shares, purchase and additional purchase of less-than-one-unit shares, acceptance of notice of beneficial shareholders and other affairs relating to shares shall be handled by the transfer agent and not by the Company.	(Share registrar) Article 12. The Company shall have a share registrar. The share registrar and its business office shall be designated by resolution of the Board of Directors and public notice shall be given thereof. The preparation and keeping of the register of shareholders, the register of beneficial shareholders, the register of stock acquisition rights and the register of loss of share certificates of the Company and other affairs relating to the register of shareholders, the register of beneficial shareholders, the register of stock acquisition rights and the register of loss of share certificates shall be delegated to the share registrar and shall not be handled by the Company.
(Share Handling Regulations) Article 10. The denominations of share certificates of the Company and the registration of a transfer of shares, purchase and additional purchase of less-than-one-unit shares, acceptance of notice of beneficial shareholders and other handling relating to shares shall be governed by the Share Handling Regulations adopted by the Board of Directors.	(Share Handling Regulations) Article 13. The handling relating to the exercise of rights by the shareholders of the Company, its shares and stock acquisition rights and the fees therefor shall be governed by the Share Handling Regulations adopted by the Board of Directors as well as laws, ordinances or these Articles of Incorporation.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(Record date) Article 11. The Company shall treat the shareholders with voting rights appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant closing of accounts. 2. If necessary, in addition to the foregoing paragraph, the Company shall, upon giving advance public notice, specify a certain date and treat the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of such date as shareholders entitled to exercise their rights.	(Record date) Article 14. The Company shall treat the shareholders with voting rights appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant financial year. 2. (to be deleted)
Chapter III. General Meeting of Shareholders (Place to hold general meetings) Article 12. General meetings of shareholders may be held at the seat of the head office of the Company or some place adjacent thereto or some place in any ku (or ward) of Tokyo.	**Chapter III. General Meeting of Shareholders** (Place to hold general meetings) Article 15. General meetings of shareholders shall be held at some place in any ku (or ward) of Tokyo.
(Convening of general meetings) Article 13. The ordinary general meeting of shareholders of the Company shall be convened within three (3) months from April 1 of each year and an extraordinary general meeting of shareholders shall be convened whenever necessary.	(Convening of general meetings) Article 16. The ordinary general meeting of shareholders of the Company shall be convened within three (3) months from April 1 of each year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(Person to convene general meetings and chairman) Article 14. Unless otherwise provided for in laws or ordinances, a general meeting of shareholders shall be convened by the Representative Director in accordance with the resolution of the Board of Directors and chairmanship of such general meeting of shareholders shall be assumed by the Representative Director. If the Company has two (2) or more Representative Directors, such general meeting of shareholders shall be convened and presided over by one of the Representative Directors in the order previously fixed by the Board of Directors. If the Representative Director or Directors are unable to act, another Director shall act in his place in the order previously fixed by the Board of Directors.	(Person to convene general meetings and chairman) Article 17. Unless otherwise provided for in laws or ordinances, a general meeting of shareholders shall be convened by the Representative Director in accordance with the resolution of the Board of Directors and chairmanship of such general meeting of shareholders shall be assumed by the Representative Director. If the Company has two (2) or more Representative Directors, such general meeting of shareholders shall be convened and presided over by one of the Representative Directors in the order previously fixed by the Board of Directors. If the Representative Director or Directors are unable to act, another Director shall act in his place in the order previously fixed by the Board of Directors.
(To be newly established)	(Disclosure via the Internet of reference documents for the general meeting of shareholders, etc. and deemed provision thereof) Article 18. By disclosing information relating to all matters that shall be described or stated in any reference document for the general meeting of shareholders, business report, financial statement and consolidated financial statement (including account auditors' report and Corporate Auditors' report relating to such any consolidated financial statement) upon convening a general meeting of shareholders by a method utilizing the Internet in accordance as provided for in the Ordinance of the Ministry of Justice of Japan, the Company may be deemed to have provided such information to the shareholders.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(Method of adopting resolutions) Article 15. Unless otherwise provided for in laws, ordinances or these Articles of Incorporation, resolutions of the general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present. 2. Special resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.	(Method of adopting resolutions) Article 19. Unless otherwise provided for in laws, ordinances or these Articles of Incorporation, resolutions of the general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present who are entitled to vote. 2. Resolutions as provided for in Article 309, paragraph 2 of the Corporation Law of Japan shall be adopted at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
(Exercise of votes by proxy) Article 16. Shareholders may exercise their votes by delegating the power to another shareholder of the Company entitled to vote. (To be newly established)	(Exercise of votes by proxy) Article 20. Shareholders may exercise their votes by proxy who shall be another shareholder (being one person) of the Company entitled to vote. 2. In the case of the foregoing paragraph, the shareholder or the proxy must submit to the Company a document establishing the power of attorney for each general meeting of shareholders.
(Minutes) Article 17. Outline proceedings and the resultant actions taken at each general meeting of shareholders shall be stated or recorded in minutes and the chairman and the Directors present shall affix their names and seals thereto or use any measure to substitute signatures in accordance as provided for in the Ordinance of the Ministry of Justice of Japan. Such minutes shall be kept at the head office for ten (10) years and their copies shall be kept at the branch offices for five (5) years.	(Minutes) Article 21. Outline proceedings and the resultant actions taken at each general meeting of shareholders and such other matters as provided for in laws or ordinances shall be stated or recorded in minutes.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Authorized number and election)	(Authorized number and method of election)
Article 18. The Company shall have not more than twelve (12) Directors, all of whom shall be elected by the general meeting of shareholders.	Article 22. The Company shall have not more than twelve (12) Directors, all of whom shall be elected by the general meeting of shareholders.
2. For the adoption of resolutions for the election of Directors, the presence of the shareholders representing one-third (1/3) or more of the total number of voting rights of all shareholders shall be required.	2. Resolutions for the election of Directors shall be adopted at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by a majority of the voting rights of the shareholders so present.
3. Resolutions for the election of Directors shall not be by cumulative voting.	3. Resolutions for the election of Directors shall not be by cumulative voting.
(Term of office)	(Term of office)
Article 19. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within a year after their assumption of office.	Article 23. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last of the financial years to end within a year after their election.
2. The term of office of Directors elected to fill vacancies created by the retirement of Directors before the expiration of their term of office shall be for the unexpired balance of the term of office of the retirees.	2. The term of office of Directors elected to fill vacancies created by the retirement of Directors before the expiration of their term of office shall be for the unexpired balance of the term of office of the retirees.
3. The term of office of Directors elected as a result of an increase in their number shall be for the unexpired balance of the term of office of the Directors currently in office.	3. The term of office of Directors elected as a result of an increase in their number shall be for the unexpired balance of the term of office of the Directors currently in office.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(Convening of meetings of the Board of Directors)	(Convening of meetings of the Board of Directors)
Article 20. The convening of a meeting of the Board of Directors shall be as prescribed by the Board of Directors.	Article 24. The convening of a meeting of the Board of Directors shall be as prescribed by the Board of Directors.
2. Notice for convening a meeting under the foregoing paragraph shall be dispatched to each Director and each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgent necessity.	2. Notice for convening a meeting under the foregoing paragraph shall be dispatched to each Director and each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgent necessity.
(Powers of the Board of Directors)	(Powers of the Board of Directors)
Article 21. In addition to the matters provided for in laws, ordinances or these Articles of Incorporation, the Board of Directors shall make decisions on important matters relating to the execution of business.	Article 25. In addition to the matters provided for in laws, ordinances or these Articles of Incorporation, the Board of Directors shall make decisions on important matters relating to the execution of business.
(Resolutions of the Board of Directors)	(Resolutions of the Board of Directors)
Article 22. Resolutions of the Board of Directors shall be adopted at its meeting at which a majority of the Directors shall be present, by a majority of the Directors so present.	Article 26. Resolutions of the Board of Directors shall be adopted at its meeting at which a majority of the Directors entitled to participate in the resolutions shall be present, by a majority of the Directors so present.
(To be newly established)	2. In the event that the requirements of Article 370 of the Corporation Law of Japan are fulfilled, the Company shall deem that a resolution of the Board of Directors has been adopted.
(Representative Directors)	(Representative Directors)
Article 23. A Director or Directors to represent the Company shall be appointed by resolution of the Board of Directors.	Article 27. The Board of Directors shall, by its resolution, appoint a Representative Director or Directors.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(Remuneration) Article 24. Remuneration of Directors shall be determined by the general meeting of shareholders.	(Remuneration, etc.) Article 28. Remuneration, bonuses and other proprietary benefits Directors may receive from the Company in consideration of the execution of their duties shall be determined by resolution of the general meeting of shareholders.
(Reduction of liabilities of Directors) Article 25. The Company may, by resolution of the Board of Directors, exempt any Director (including any former Director) from liabilities for any act as provided for in Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the extent allowed by laws or ordinances, in accordance with the provision of Article 266, paragraph 12 of the said code. (To be newly established)	(Reduction of liabilities of Directors) Article 29. The Company may, by resolution of the Board of Directors, exempt any Director (including any former Director) from such liability as provided for in Article 423, paragraph 1 of the Corporation Law of Japan to the extent of such amount as provided for in laws or ordinances, as long as the Director acted in good faith and without gross negligence. 2. The Company may enter into an agreement with any outside Director to the effect that the outside Director shall assume such liability as provided for in Article 423, paragraph 1 of the Corporation Law of Japan to the extent of the aggregate of the amounts as provided for in the items of Article 425, paragraph 1 of the Corporation Law, as long as the outside Director acted in good faith and without gross negligence.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Chapter V. Corporate Auditors and Board of Corporate Auditors	**Chapter V. Corporate Auditors and Board of Corporate Auditors**
(Authorized number and election)	(Authorized number and method of election)
Article 26. The Company shall have not less than three (3) Corporate Auditors, all of whom shall be elected by the general meeting of shareholders.	Article 30. The Company shall have not less than three (3) Corporate Auditors, all of whom shall be elected by the general meeting of shareholders.
2. For the adoption of resolutions for the election of Corporate Auditors, the presence of the shareholders representing one-third (1/3) or more of the total number of voting rights of all shareholders shall be required.	2. Resolutions for the election of Corporate Auditors shall be adopted at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by a majority of the voting rights of the shareholders so present.
(Term of office)	(Term of office)
Article 27. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within four (4) years after their assumption of office.	Article 31. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last of the financial years to end within four (4) years after their election.
2. The term of office of Corporate Auditors elected to fill vacancies created by the retirement of Corporate Auditors before the expiration of their term of office shall be for the unexpired balance of the term of office of the retirees.	2. The term of office of Corporate Auditors elected to fill vacancies created by the retirement of Corporate Auditors before the expiration of their term of office shall be for the unexpired balance of the term of office of the retirees.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(Convening of meetings of the Board of Corporate Auditors) Article 28. The convening of a meeting of the Board of Corporate Auditors shall be as prescribed by the Board of Corporate Auditors. 2. Notice for convening a meeting under the foregoing paragraph shall be dispatched to each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgent necessity.	(Convening of meetings of the Board of Corporate Auditors) Article 32. The convening of a meeting of the Board of Corporate Auditors shall be as prescribed by the Board of Corporate Auditors. 2. Notice for convening a meeting under the foregoing paragraph shall be dispatched to each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgent necessity.
(Powers of the Board of Corporate Auditors) Article 29. In addition to the matters provided for in laws, ordinances or these Articles of Incorporation, the Board of Corporate Auditors shall make decisions on important matters relating to the execution of duties of Corporate Auditors so long as the exercise of powers by Corporate Auditors are not diluted.	(Powers of the Board of Corporate Auditors) Article 33. In addition to the matters provided for in laws, ordinances or these Articles of Incorporation, the Board of Corporate Auditors shall make decisions on important matters relating to the execution of duties of Corporate Auditors so long as the exercise of powers by Corporate Auditors are not diluted.
(Resolutions of the Board of Corporate Auditors) Article 30. Unless otherwise provided for in laws or ordinances, resolutions of the Board of Corporate Auditors shall be adopted by a majority of the Corporate Auditors.	(Resolutions of the Board of Corporate Auditors) Article 34. Unless otherwise provided for in laws or ordinances, resolutions of the Board of Corporate Auditors shall be adopted by a majority of the Corporate Auditors.
(Full-time Corporate Auditors and Standing Corporate Auditors) Article 31. The Corporate Auditors shall select from among their number a Corporate Auditor or Auditors to serve on a full-time basis. The Corporate Auditors may select from among their number a Standing Corporate Auditor or Auditors.	(Full-time Corporate Auditors and Standing Corporate Auditors) Article 35. The Board of Corporate Auditors shall, by its resolution, appoint a Corporate Auditor or Auditors to serve on a full-time basis. The Board of Corporate Auditors may, by its resolution, appoint a Standing Corporate Auditor or Auditors.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(Remuneration) Article 32. Remuneration of Corporate Auditors shall be determined by the general meeting of shareholders.	(Remuneration, etc.) Article 36. Remuneration and other proprietary benefits Corporate Auditors may receive from the Company in consideration of the execution of their duties shall be determined by resolution of the general meeting of shareholders.
(Reduction of liabilities of Corporate Auditors) Article 33. The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor (including any former Corporate Auditor) from liabilities to the extent allowed by laws or ordinances, in accordance with the provision of Article 280, paragraph 1 of the Commercial Code of Japan. (To be newly established)	(Reduction of liabilities of Corporate Auditors) Article 37. The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor (including any former Corporate Auditor) from such liability as provided for in Article 423, paragraph 1 of the Corporation Law of Japan to the extent of such amount as provided for in laws or ordinances, as long as the Corporate Auditor acted in good faith and without gross negligence. 2. The Company may enter into an agreement with any outside Corporate Auditor to the effect that the outside Corporate Auditor shall assume such liability as provided for in Article 423, paragraph 1 of the Corporation Law of Japan to the extent of the aggregate of the amounts as provided for in the items of Article 425, paragraph 1 of the Corporation Law, as long as the outside Corporate Auditor acted in good faith and without gross negligence.
Chapter VI. Accounts (Business year and date of closing of accounts) Article 34. The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year and the last day of each business year shall be the date of closing of accounts.	**Chapter VI. Accounts** (Financial year) Article 38. The financial year of the Company shall be annual, commencing on April 1 of each year and ending on March 31 of the following year.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(Dividends) Article 35. Dividends shall be paid to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31 of each year. (To be newly established)	(Record date for distribution of retained earnings) Article 39. The Company shall pay year-end dividends to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31 of each year. 2. By resolution of the Board of Directors, the Company may pay interim dividends to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of September 30 of each year.
(Interim dividends) Article 36. By resolution of the Board of Directors, the Company may make distribution of money ("interim dividend") under the provisions of Article 293-5 of the Commercial Code of Japan to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of September 30 of each year.	(To be deleted)
(Period of limitations) Article 37. If any dividend or any interim dividend under the foregoing Article remains unreceived upon the expiration of three (3) full years from the day on which the payment is tendered, the Company shall be relieved of the obligation to pay such any dividend or interim dividend.	(Period of limitations on dividends) Article 40. In the event that dividends are paid in cash, if any dividend remains unreceived upon the expiration of three (3) full years from the day on which such any dividend became due and payable, the Company shall be relieved of the obligation to pay such any dividend.

Third Item of Business: Amendment to a Part of the Articles of Incorporation (2)

1. The reasons for the amendments:

(1) In accordance with the reasons stated in 1, 'Reason for requiring shareholders' approval to assign authority to the Board of Directors to decide matters relating to the gratis allotment of stock acquisition rights (purpose of the introducing the Plan),' under the Seventh Item of Business (Gratis Allotment of Stock Acquisition Rights for Takeover Defense Measures), the Board of Directors is of the opinion that it is necessary for the Company to introduce the takeover defense measures using the gratis allotment of the stock acquisition rights as a mechanism that will deter acquisitions that are detrimental to the corporate value of the Company and the common interests of the shareholders and, in turn, will ensure and enhance the corporate value of the Company and the common interests of the shareholders.

According to the Corporation Act of Japan (*kaisha hou*), a corporation with a board of directors is permitted to carry out a gratis allotment of stock acquisition rights by merely a resolution of a meeting of the board of directors (main text of Article 278(3) of the Corporation Act of Japan). However, when implementing a gratis allotment of stock acquisition rights in the course of takeover defense measures, the Board of Directors believes, it is desirable that the Company will make such allotment not based simply on a resolution of the Board of Directors, but in accordance with the shareholders' intent by either (i) passage of a resolution of the general meeting of shareholders or (ii) assigning authority to the Board of Directors to decide matters relating to the gratis allotment of stock acquisition rights in compliance with certain terms defined at a general meeting of shareholders.

Consequently, in accordance with the provision of Article 278(3) of the Corporation Act of Japan, the Company proposes to establish the new Article 15 in order to enable a gratis allotment of stock acquisition rights pursuant to either (i) or (ii) above.

(2) Further, if a gratis allotment of stock acquisition rights as set out in 2, 'Plan details,' under the Seventh Item of Business (Gratis Allotment of Stock Acquisition Rights for Takeover Defense Measures) is carried out, in the event the stock acquisition rights are exercised or the Company acquires the stock acquisition rights and delivers its shares to holders of stock acquisition rights in exchange for their acquisition of stock acquisition rights, then new shares may be issued up to a maximum number equal to the total number of issued and outstanding shares of the Company. Therefore, in order to handle such situation, the Company proposes to increase the number of shares authorized to be issued by amending Article 6 of the Articles of Incorporation as amended by the shareholders' approval of the Second Item of Business.

(3) In addition, in accordance with the establishment of Article 15 in the Articles of Incorporation, the article numbers will be henceforth amended.

2. Details of amendments

Details of the amendments are as follows:

(Underlining parts are amended)

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 6 (Total Number of Shares to be Issued by the Company) The total number of shares authorized to be issued by the Company shall be 784,561,000 shares;.	Article 6 (Total Number of Shares to be Issued by the Company) The total number of shares authorized to be issued by the Company shall be 1,200,000,000 shares.
(Added)	Article 15 (Decision-making organization relating to gratis allotment of stock acquisition rights) Matters relating to the gratis allotment of Stock Acquisition Rights may be determined by a resolution of the Board of Directors, as well as by the resolution of the general meeting of shareholders, or by a resolution of the Board of Directors by the assignment of authorization in accordance with a resolution of the general meeting of shareholders.
Article 15 | (Provisions Omitted) Article 40	Article 16 | (Same as the version before the amendments) Article 41

Note The Articles of Incorporation indicated in 'before the amendment' are the Articles of Incorporation of the Company after the amendment pursuant to the Second Item of Business (Amendment to a Part of Articles of Incorporation (1).

Fourth Item of Business: Election of Nine (9) Directors

The Company's Articles of Incorporation provide that the term of Director is one year so that shareholders have an opportunity to elect Directors each year upon reviewing each Director's performance during the year under review from the viewpoint of management responsibilities.

Moreover, the Company intends further to strengthen supervisory function on execution of business by the Board of Directors through newly inviting outside Directors as a member of the Board of Directors.

In accordance with the Articles of Incorporation, the term of office of seven (7) Directors will expire at the close of the Ordinary General Meeting of Shareholders. The Company cordially asks shareholders to elect (9) nine Directors including (2) two outside Directors.

The candidates for Directors are as follows:

(Candidates for Directors)

No	Name (Date of birth)	Career summary, duty and occupation and representation of other companies	Number of shares of the Company owned
1	Shinzo Maeda (February 25, 1947)	Apr. 1970: Joined the Company Jun. 1996: General Manager of New Cosmetic Marketing Department, Cosmetics Marketing Division Jun. 1997: General Manager of International Business Department (I) and International Strategic Marketing Department, International Operations Division Dec. 1997: Chief Officer of Asia-Pacific Headquarters, International Operations Division Jan. 2000: General Manager of International Marketing Department, Self-Selection Products, Cosmenity Value Creation Division Apr. 2001: General Manager of Training Department, Cosmetics Strategic Planning Division Jan. 2003: General Manager, Corporate Planning Department Jun. 2003: Director Corporate Officer Apr. 2004: General Manager of Corporate Planning Department Jun. 2005: Representative Director [incumbent] President & CEO [incumbent] Current representation of other company: Chairman of Shiseido Social Welfare Foundation	10,000

No	Name (Date of birth)	Career summary, duty and occupation and representation of other companies	Number of shares of the Company owned
2	Seiji Nishimori (October 13, 1943)	Apr. 1967: Joined the Company Jun. 1994: President & Representative Director of Shiseido Osaka Sales, Co., Ltd. Jun. 1996: Director & General Manager of Sales Support Department of Shiseido Sales, Co., Ltd. Jun. 1997: General Manager of Sales Support & Administration Department Fine Toiletry Operations Division Oct. 2000: Senior Executive Director of FT Shiseido Co., Ltd. Jun. 2001: Corporate Officer Chief Officer of Logistics Division, Shiseido, Co., Ltd. Jun. 2003: Corporate Executive Officer Chief Officer of Domestic Sales Division, Structured Retail Stores, Cosmetics Business Headquarters Apr. 2004: Vice Chief Officer of Cosmetics Business Division Apr. 2005: Responsible for Domestic Shiseido Group Sales Responsible for Retail Promotion Planning Jun. 2005: Representative Director [incumbent] Vice President [incumbent] Apr. 2006: Responsible for China business [incumbent]	7,000
3	Toshimitsu Kobayashi (June 24, 1948)	Apr. 1971: Joined the Company Apr. 1999: General Manager of Nagoya Branch of Shiseido Cosmetics Sales Co., Ltd. Jun. 2002: Corporate Officer Director and General Manager of Osaka Branch of Shiseido Sales Co., Ltd. Apr. 2004: Corporate Executive Officer Chief Officer of Cosmetics Business Division President & CEO of Shiseido Sales Co., Ltd. [incumbent] Jun. 2004: Director [incumbent] Apr. 2006: Corporate Senior Executive Officer [incumbent] Responsible for Domestic Cosmetics Business Sales [incumbent] Current representation of other company: President & CEO of Shiseido Sales Co., Ltd.	4,000

No	Name (Date of birth)	Career summary, duty and occupation and representation of other companies	Number of shares of the Company owned
4	Yasuhiko Harada (July 9, 1947)	Jul. 1971: Joined the Company Jun. 2001: General Manager of Internal Audit Department Apr. 2003: General Manager of Corporate Restructuring Department Jun. 2003: Corporate Officer Apr. 2004: General Manager of Internal Audit Department Apr. 2005: Responsible for Investor Relations, Finance Jun. 2005: Director [incumbent] Apr. 2006: Corporate Executive Officer [incumbent] Responsible for Investor Relations, Finance, Legal and General Affairs [incumbent]	8,000
5	Masaaki Komatsu (January 4, 1947)	Apr. 1969: Joined the Company Jun. 1996: President & Representative Director of Shiseido International France SAS Dec. 2000: President & Representative Director of Shiseido Kako Co., Ltd. Jun. 2001: General Manager of Production Strategic Planning Department, Production Division Jun. 2002: General Manager of International Business Planning Department, International Operations Division Jan. 2003: General Manager of International Business Planning Department, International Operations Headquarters Jun. 2003: Director [incumbent] Corporate Officer Apr. 2004: General Manager of International Business Division [incumbent] Apr. 2006: Corporate Executive Officer [incumbent] Chief Officer of Professional Business Operations Division [incumbent]	5,000

No	Name (Date of birth)	Career summary, duty and occupation and representation of other companies	Number of shares of the Company owned
6	Kimie Iwata (April 6, 1947)	Apr. 1971: Entered the Ministry of Health, Labour and Welfare Apr. 1991: Director, Welfare Division, Worker's Welfare Department, Labour Relations Bureau Jun. 1992: Director, Policy Planning Division, Women's Bureau Jul. 1994: Director, International Labour Affairs Division, Minister's Secretariat Jun. 1995: Director, Personnel Affairs Division, Minister's Secretariat Jul. 1996: Ministerial Councilor (Human Resources Development), Minister's Secretariat Oct. 1998: Assistant Minister of Labour Jan. 2001: Director-General, Equal Employment, Children and Families Bureau, Ministry of Health, Labour and Welfare Dec. 2003: Corporate Advisor [full-time] of Shiseido Co., Ltd. Apr. 2004: General Manager of CSR Department Jun. 2004: Director [incumbent] Corporate Officer [incumbent] Apr. 2005: Responsible for H&BC Business Responsible for Domestic Non-Shiseido Brand Business Apr. 2006: Responsible for Personnel, Executive and Consumer Information [incumbent]	4,000
7	Kiyoshi Kawasaki (December 2, 1947)	Apr. 1972: Joined the Company Dec. 1997: General Manager of Product Development Department, Fine Toiletry Operations Division Jun. 1999: Executive Director of Value Creation 1, Cosmenity Value Creation Division Dec. 2000: General Manager of Retail Promotion Planning Department Apr. 2001: General Manager of S&C Strategy Department, Beauty Enhancement & Communications Division Apr. 2003: General Manager of ***Consumer Research Department, Beauty Enhancement & Communications Division Apr. 2004: General Manager of Consumer Information Center Apr. 2005: General Manager of Corporate Planning Department [incumbent] Jun. 2005: Corporate Officer [incumbent]	3,000

No	Name (Date of birth)	Career summary, duty and occupation and representation of other companies	Number of shares of the Company owned
8	Shoichiro Iwata (August, 1950)	Mar. 1973: Joined Lion Fat and Oil Co., Ltd. (currently Lion Corporation) Mar. 1986: Joined Plus Corporation Deputy General Manager of Product Development Division May 1992: Head of ASKUL Business Project, Sales Division of Plus Corporation Nov. 1995: Manager of ASKUL Business Division of Plus Corporation Mar. 1997: President of ASKUL Corporation [incumbent] Mar. 2000: CEO of ASKUL Corporation [incumbent] Current representation of other company: President & CEO of ASKUL Corporation	0
9	Tatsuo Uemura (April 19, 1948)	Apr. 1977: Full-time Instructor, Faculty of Law, The University of Kitakyushu Apr. 1979: Associate Professor, Faculty of Law, The University of Kitakyushu Apr. 1981: Associate Professor, School of Law, Senshu University Apr. 1986: Professor, School of Law, Senshu University Apr. 1990: Professor, College of Law and Politics, Rikkyo University Apr. 1997: Professor, School of Law, Waseda University [incumbent] Oct. 2003: Head Professor, Center of Excellence-Waseda Institute for Corporation Law and Society, [incumbent] Professor of Graduate School of Law, Waseda University [incumbent]	0

Notes: 1. Mr. Shoichiro Iwata and Mr. Tatsuo Uemura are candidates for outside directors who satisfies there requirements set out in Article 2.3 (7) of the Enforcement Regulations of the Corporation Act of Japan

2. Mr. Shoichiro Iwata serves as Representative Director of ASKUL Corporation, the Company purchases stationery and etc. from ASKUL Corporation through regular transactions. The subsidiary of the Company sells toiletry product for professional use to ASKUL Corporation. Regular business activity of ASKUL Corporation is catalog sales of toiletry products and etc. for office use, excluding Shiseido Group products. The volume of trading (both purchases and sales) between Shiseido Group and ASKUL Corporation is very small. Sales of toiletry products and etc. for office use, excluding Shiseido Group products by ASKUL Corporation is exiguity. The other candidates for Directors have no special interests in the Company.

Fifth Item of Business: Election of One (1) Corporate Auditor

Corporate Auditor Mr. Kazunari Moriya will resign at the close of the Ordinary General Meeting of Shareholders. Accordingly, it is proposed that one (1) Corporate Auditor be elected.

In regards to the proposal of this item of Business at this Ordinary General Meeting of Shareholders, the consent of the Board of Corporate Auditors has been obtained.

The candidate is as follows:

(Candidate for Corporate Auditor)

Name (Date of birth)	Career summary, duty and occupation and representation of other companies	Number of shares of the Company owned
Kiyoharu Ikoma (June 6, 1948)	Apr. 1971: Joined the Company Jun. 1998: General Manager of Corporate Planning Department Jun. 2000: General Manager of Products Strategic Planning Department Jun. 2001: General Manager of Financial Department, Corporate Resources Division Apr. 2003: Chairman and Director of Shiseido International Corporation [incumbent] Current representation of other company: Chairman and Director of Shiseido International Corporation	2,000

Note: The candidate does not have any special interest in the Company.

Sixth Item of Business: Election of Accounting Auditors

Since ChuoAoyama PriceWaterhouseCoopers expires the term and leaves their office as accounting auditors of the Company at the close of the Meeting, accounting auditors will be requested newly to be elected by shareholders.

The Company has already obtained consent of the Board of Corporate Auditors with respect to this item of business to be presented to the Meeting of shareholders.

The candidate for the accounting auditors is as follows:

Name	KPMG AZSA & Co.
Office	Principal Office AZUSA Center Building, 1-2 Tsukudo-cho Shinjyuku-ku, Tokyo
History	July 1, 1985 — Asahi Shinwa & Co. was founded. October 1, 1993 — Asahi & Co. was formed with the merger of Asahi Shinwa & Co. and Inoue Saito Eiwa Audit Corporation (was founded in April 5, 1978). January 1, 2004 — KPMG AZSA & Co., was formed with the merger of Asahi & Co. and AZSA Co (was founded in February 26, 2003).
Profile (as of March 31, 2006)	Amount of Capital: 3,220 million Japanese yen Number of Employees: CPA 1,634 (of which, 231 senior partners and 182 partners) Junior CPA 883 Other 662 Total 3,129

Seventh Item of Business: Gratis Allotment of Stock Acquisition Rights for Takeover Defense Measures

Subject to the approval of the Third Item of Business (Item (2) of the Partial Amendments of the Articles of Incorporation), and pursuant to Article 15 (as approved and amended) of the Articles of Incorporation of the Company, the Company proposes to obtain the shareholders' approval as to assignment to the Board of Directors the authority to decide matters relating to the gratis allotment of stock acquisition rights pursuant to the procedures set out in 2, 'Plan details,' in order to utilize countermeasures to large acquisitions of the Company's shares (the "Plan") for the purpose of ensuring and enhancing the corporate value of the Company and, in turn, the common interests of the shareholders.

Description of Plan

1. Reason for requiring shareholders' approval to assign authority to the Board of Directors to decide matters relating to the gratis allotment of stock acquisition rights (purpose of the introducing the Plan)

Decisions regarding any proposal for acquisition proposal that would result in the transfer of control of a corporation should ultimately be made based on the intent of the shareholders as a whole. Further, the Company would not outright reject an acquisition of shares that is made in accordance with capital market norms if they would contribute to the corporate value and, in turn, the common interests of the shareholders.

However, recent times have seen the emergence of a trend towards unilateral and forceful acquisitions of large quantities of shares without obtaining the approval of the board of directors of the target company. There are a number of large-scale share acquisitions or other acquisitions that, if targeted against the Company, would benefit neither the corporate value of the target company nor the common interests of its shareholders. These include:

(i) Those with a purpose that would obviously harm the corporate value of the target company and, in turn, the common interests of its shareholders.

(ii) Those with the potential to substantially coerce shareholders into selling their shares.

(iii) Those that do not provide sufficient time or information for the target company's board of directors and shareholders to consider the large-scale share acquisition or similar action, or for the target company's board of directors to make an alternative proposal.

(iv) Those that require the target company to negotiate with the acquirer in order to procure more favorable terms for shareholders than those presented by the acquirer or similar reason.

The Company group's sphere of activities stretch beyond its pivotal business activities in the cosmetic industry to encompass environmental protection, community activities and cultural activities, and this gives rise to a complex synergetic effect that makes up the Company's corporate brand, *SHISEIDO*, and builds up the brand value and the corporate value of the Company.

Furthermore, since April 2005, the Company group has begun a three-year mid-term business plan (for implementation from the commencement of fiscal year 2005 until fiscal year 2007; the "Three-Year Plan") aimed towards 'increasing growth and profitability'. Under this Three-Year Plan, the Company aims to win, as a valuable corporation, the support of all of its stakeholders, including shareholders, customers, business partners, employees and society in general, and seeks to enhance its brand value and maximize its corporate value building on the three pillars of 'domestic marketing reform' and 'accelerated expansion of business in China,' which are aimed at increasing growth, and 'fundamental structural reforms,' geared towards enhancing profitability.

Unless a party acquiring large quantities of shares in the Company is appropriately aware of the management environment surrounding the Company and aims to ensure and enhance the brand value and corporate value of the Company in the mid- to long-term based on an accurate understanding of the source of the brand value and corporate value of the Company as outlined above, there is a possibility that not only the management objectives of the Three-Year Plan would be difficult to achieve, but also the corporate value of the Company and, in turn, the common interests of its shareholders, could be harmed.

Furthermore, if the Company were to receive an acquisition proposal from an outside acquiring party, it would be necessary for shareholders to give thorough consideration to a variety of factors, including the Company group's tangible and intangible management resources, the potential effect of forward-looking policies, the synergism that could be created by organic combinations such as business fields and personnel networks and cultural capital and the relationship of trust with society, and any other factors that build up the Company group's corporate value, and then to weigh the effect such an acquisition would have on the Company's corporate value and the common interests of its shareholders.

Taking into account these factors, the Board of Directors has decided that, for occasions when it receives an acquisition proposal for the shares in the Company from an acquirer, it is necessary to introduce the Plan as a mechanism that will deter acquisitions that are detrimental to the corporate value of the Company and the common interests of its shareholders by ensuring the necessary information and time for the shareholders to decide whether or not to respond to the acquisition offer and for the Board of Directors to present an alternative proposal to the shareholders, and by facilitating actions such as negotiations with unreasonable acquirer on behalf of the shareholders.

2. Plan details

(1) Plan outline

(a) Establishment of procedures for triggering the Plan

In the case that there is an acquisition of share certificates or the like of the Company or any other similar action, or a proposal for such action (the "Acquisition"), in addition to allowing for requests to the party effecting or proposing the Acquisitions (the "Acquirer") to provide information in advance relating to the Acquisitions, and securing time to conduct information collection and consideration with respect to the Acquisition, the Plan also sets out procedures for presenting information such as plans and any alternative

proposal of the Board of Directors to the shareholders, and for conducting negotiations with the Acquirers (for details see below at 2.2, 'Procedures for triggering the Plan').

(b) Triggering the Plan by a gratis allotment of Stock Acquisition Rights and use of the independent committee to eliminate arbitrary decisions by Directors

If an Acquirer effects or otherwise acts on an Acquisition that is deemed to be harmful to the Company's corporate value or the common interests of its shareholders (for details of these requirements, see below at 2.3, 'Requirements for the gratis allotment of Stock Acquisition Rights'), the Company will allot stock acquisition rights (having a exercise condition that does not allow the Acquirers to exercise such rights, and an acquisition provision to the effect that the Company will deliver shares in the Company to holders of such stock acquisition rights in exchange for the Company's acquisition of the stock acquisition rights from persons other than the Acquirers; details are set out below at 2.4, 'Outline of the gratis allotment of Stock Acquisition Rights'; "Stock Acquisition Rights") by means of a gratis allotment of stock acquisition rights (prescribed by Article 277 onwards of the Corporation Act of Japan) to all shareholders on a fixed date determined by the Board of Directors in a resolution of the Board of Directors.

Further, in order to eliminate arbitrary decisions by Directors in implementing the Plan, decisions relating to the implementation or non-implementation of the gratis allotment of Stock Acquisition Rights, or the acquisition of the Stock Acquisition Rights, will be made through the objective judgment of an independent committee composed only of members who are independent from the management of the Company, such as outside Directors of the Company, in accordance with the Rules of the Independent Committee (see NOTE 1 for an outline). The Company intends to appoint Mr. Shoichiro Iwata (President & CEO, ASKUL Corporation) and Mr. Tatsuo Uemura (Professor of the Graduate School of Law and concurrently the School of Law, Waseda University; PhD (law)), who are candidates for outside Directors of the Company upon approval of the Fourth Item of Business, and Mr. Akio Harada (former Public Prosecutor General, lawyer), an outside Corporate Auditor of the Company, as members of the independent committee upon the introduction of the Plan. See the Fourth Item of Business for the career profile of Mr. Shoichiro Iwata and Mr. Tatsuo Uemura and their special interest in the Company. Mr. Akio Harada does not have any special interest in the Company. Each candidate for membership is highly independent from the Company's management.

(c) Exercise of the Stock Acquisition Rights and the Company's acquisition of Stock Acquisition Rights

If a gratis allotment of Stock Acquisition Rights were to take place in accordance with the Plan and either the shareholders other than the Acquirer exercises the Stock Acquisition Rights or the shareholders other than the Acquirer receives shares in the Company in exchange for the Company acquiring the Stock Acquisition Rights, then it would be possible for the ratio of Company shareholder voting rights held by the Acquirer to be diluted by up to approximately 50%.

(2) Procedures for triggering the Plan

(a) Targeted acquisitions

The Plan will apply in cases where there is an Acquisition that falls under (i) or (ii) below:

(i) An Acquisition that would result in the holding ratio of share certificates, etc. (*kabuken tou hoyuu wariai*, see NOTE 4) of a holder (*hoyuusha*, see NOTE 3) amounting to 20% or more of the share certificates, etc. (*kabuken tou*, see NOTE 2) issued by the Company; or

(ii) A tender offer (*koukai kaitsuke*, see NOTE 6) that would result in the owning ratio of share certificates, etc. (*kabuken tou shoyuu wariai*, see NOTE 7) of share certificates, etc. (*kabuken tou*, see NOTE 5) relating to the tender offer and the owning ratio of share certificates, etc. of a person having a special relationship (*tokubetsu kankei-sha*, see NOTE 8) totaling at least 20% of the share certificates, etc. issued by the Company.

(b) Request to the Acquirer for the provision of information

Excluding acquisitions determined by the Board of Directors to be friendly acquisitions, the Company will require any Acquirer conducting an Acquisition described above at 2.2(a) to submit to the Company in a form prescribed by the Company, before effecting the Acquisition, a written undertaking that the Acquirer will upon the Acquisition comply with the procedures established by the Plan ("Acquisition Statement"), and the information necessary for consideration of the terms of the Acquirer's offer as described in each of the list below ("Essential Information").

If the independent committee determines that the provided information is insufficient as the Essential Information, it may fix an appropriate deadline for response and request, either by itself or through the Board of Directors or otherwise, that the Acquirer additionally provide the Essential Information. In such case, the Acquirer should additionally provide the Essential Information by such deadline for response.

(i) Details (specifically including name, capital structure and financial position) of the Acquirer and its group (including joint holders (as defined in NOTE 11), persons having a special relationship and, in the case of funds, partners and other constituent members).

(ii) The purpose, method and terms of the Acquisition (including the price and type of the consideration for the Acquisition, the timeframe of the Acquisition, the scheme of any related transactions, the legality of the Acquisition method, and the probability that the Acquisition will be effected).

(iii) The basis for the calculation of the purchase price of the Acquisitions (including the underlying facts and assumptions of the calculation, the calculation method, the numerical data used in the calculation, and the details of any expected synergetic effect from any series of transactions relating to the Acquisition including the details of such synergies to be shared with other shareholders, and the basis for the calculation of such synergies).

(iv) Financial support for the Acquisition (specifically including the name, financing methods and the terms of any related transactions of the funds providers for the Acquisition (including all indirect funds providers)).

(v) Post-Acquisition management policy, business plan, capital and dividend policies for the Company group.

(vi) Post-Acquisition policies dealing with the Company's employees, business partners, customers, and any other stakeholders in the Company.

(vii) Specific measures to avoid any conflict of interest with other shareholders in the Company.

(viii) Any other information that the independent committee reasonably considers necessary.

If the independent committee recognizes that an Acquirer has initiated an Acquisition without complying with the procedures set by the Plan, as a general rule, it will recommend the Board of Directors to implement a gratis allotment of Stock Acquisition Rights in accordance with 2.2(d)(i) below, except in particular circumstances where it should continue with its requests for the submission of an Acquisition Statement and the Essential Information, and its discussion and negotiation with the Acquirer.

(c) Consideration of Acquisition terms, negotiation with the Acquirer, and consideration of an alternative proposal

(i) Request to the Board of Directors for the provision of information
If the Acquirer submits an Acquisition Statement and the Essential Information, the independent committee may set a reply period (up to sixty days as a general rule) and request that the Board of Directors present an opinion (including qualified opinions; hereinafter the same) on the Acquirer's Acquisition terms and supporting materials, an alternative proposal (if any), and any other information or materials that the independent committee considers suitably necessary, in order to compare the details of the Acquisition Statement and the Essential Information to the business plan of the Board of Directors and the company valuation conducted by the Board of Directors for the purpose of ensuring and enhancing the Company's corporate value and the common interests of its shareholders.

(ii) Independent committee consideration
Upon taking receipt of the information and materials from the Acquirer and the Board of Directors (if the independent committee requested the Board of Directors to provide information and materials as set out above), the independent committee should conduct its consideration of the Acquirer's Acquisition terms, information collection on the business plans and other information of the Acquirer and the Board of Directors and comparison thereof, and consideration of any alternative plan presented by the Board of Directors for a maximum period of sixty days as a general rule (provided, however, that in the case described below at 2.2(d)(iii) or the like, the independent committee may extend this period (hereinafter the "Independent Committee Consideration Period")).

Further, if it is necessary in order to improve the terms of the Acquisition from the standpoint of ensuring and enhancing the corporate value of the Company and the common interests of its shareholders, the independent committee will directly or indirectly discuss and negotiate with the Acquirer, or recommend the presentation to shareholders or others of the terms of the Acquisition or the alternative proposal presented by the Board of Directors or other party, or similar action.

In order to ensure that the independent committee's decision ensures and enhances the Company's corporate value and, in turn, the common interests of its shareholders, the independent committee may at the cost of the Company obtain advice from independent third parties (including financial advisers, certified public accountants, attorneys, consultants or any other experts).

If the independent committee, itself or through the Board of Directors or otherwise, requests the Acquirer to provide materials for consideration or any other information, or to discuss and negotiate with the independent committee, the Acquirer must promptly respond to such request.

(iii) Disclosure of information
At a time the independent committee considers appropriate, the Company will disclose to its shareholders the fact that it has received an Acquisition Statement from the Acquirer and any matters considered appropriate by the independent committee from the Essential Information or other information.

(d) Independent committee decision process
If an Acquirer emerges, the independent committee will conduct the following procedures.

(i) The independent committee recommends the triggering of the Plan
If the Acquirer fails to comply with the procedures prescribed in 2.2(b) and 2.2(c) above, or if as a result of its consideration of the terms of the Acquirer's Acquisition and discussion, negotiation or the like with the Acquirer, the independent committee determines that the Acquisition by the Acquirer meets any of the requirements set out below at 2.3, 'Requirements for the gratis allotment of Stock Acquisition Rights' and that the implementation of the gratis allotment of Stock Acquisition Rights is reasonable, the independent committee will recommend the implementation of the gratis allotment of Stock Acquisition Rights to the Board of Directors, regardless of whether the Independent Committee Consideration Period has commenced or ended. However, even after the independent committee has already made one recommendation for the implementation of the gratis allotment of Stock Acquisition Rights, if the independent committee determines that either of the events below apply, it may make a new recommendation before the Exercise Period Commencement Date (defined below at (f) of 2.4, 'Outline of the gratis allotment of Stock Acquisition Rights') that (before the gratis allotment has taken effect) the Company should suspend the gratis allotment of Stock Acquisition Rights or that (after the gratis allotment has taken effect) the Company should acquire the Stock Acquisition Rights without consideration.

- The Acquirer withdraws the Acquisition or the Acquisition otherwise ceases to exist after the recommendation.
- There is a change in the facts or information upon which the recommendation decision was made, and the Acquisition by the Acquirer does not meet any of the requirements set out below in 2.3, 'Requirements for the gratis allotment of Stock Acquisition Rights,' or it is not reasonable to implement the gratis allotment or allow for holders of Stock Acquisition Rights to exercise the Stock

Acquisition Rights even if the Acquisition by the Acquirer does meet one of the requirements under 2.3 below.

(ii)The independent committee recommends the non-triggering of the Plan
If as a result of its consideration of the terms of the Acquirer's Acquisition and discussion, negotiation or the like with the Acquirer, the independent committee determines that the Acquisition by the Acquirer does not meet any of the requirements set out below at 2.3, 'Requirements for the gratis allotment of Stock Acquisition Rights,' or that the implementation of the gratis allotment of Stock Acquisition Rights is not reasonable even if the Acquisition by the Acquirer does meet one of the requirements set out in 2.3 below, the independent committee will recommend the non-implementation of the gratis allotment of Stock Acquisition Rights to the Board of Directors, regardless of whether the Independent Committee Consideration Period has ended.

However, if there is a change in the facts, information or otherwise upon which a recommendation decision was made and the situation has come to satisfy the requirements set out in (i) above, the independent committee may make a different decision including a recommendation on the implementation of the gratis allotment of Stock Acquisition Rights, and recommend that decision to the Board of Directors.

(iii) The independent committee defers triggering the Plan
If the independent committee does not reach a recommendation for either the implementation or non-implementation of the gratis allotment of Stock Acquisition Rights by the expiry of the initial Independent Committee Consideration Period, the independent committee will, to the reasonable extent that it is considered necessary for actions such as consideration of the terms of the Acquirer's Acquisition, discussion and negotiation with the Acquirer and the production of an alternative proposal, pass a resolution to extend the Independent Committee Consideration Period (and any extension of the new period after a period has been extended will follow the same procedure).

If the Independent Committee Consideration Period is extended as a result of the resolution described above, the independent committee will continue with its information collection, consideration process and like activities, and use best efforts to make a recommendation for the implementation or non-implementation of the gratis allotment of Stock Acquisition Rights within the extended period.

(iv) Information disclosure
If the independent committee makes any of the resolutions for recommendation or otherwise as listed in 2.2(d)(i) through 2.2(d)(iii) above, or otherwise believes it to be appropriate, the Company shall disclose an outline of the resolution and any other matters that the independent committee considers appropriate (in the case of extending the Independent Committee Consideration Period in accordance with 2.2(d)(iii) above, including the reason for such extension), promptly after the resolution.

(e) Resolutions of the Board of Directors

The Board of Directors, in exercising their role under the Corporation Act, will pass a resolution relating to the implementation or non-implementation of a gratis allotment of Stock Acquisition Rights respecting any recommendation of the independent committee described above to the maximum extent. Promptly after passing such a resolution, the Board of Directors will disclose an outline of its resolution, and any other matters that the Board of Directors considers appropriate. The Acquirer must not conduct an Acquisition until and unless the Board of Directors passes a resolution for the non-implementation of the gratis allotment of Stock Acquisition Rights.

(3) Requirements for the gratis allotment of Stock Acquisition Rights

The Company intends to implement the gratis allotment of Stock Acquisition Rights by a resolution of the Board of Directors as described above at (e) of 2.2, 'Procedures for triggering the Plan,' if it is considered that an action of an Acquirer falls under any of the items below and it is reasonable to implement the gratis allotment of Stock Acquisition Rights. However, Board of Directors will without fail make its determination as to whether an action of an Acquirer falls under a requirement below and if it is reasonable or not to implement the gratis allotment of Stock Acquisition Rights based on the recommendation of the independent committee in accordance with (d) of section 2.2 above, 'Procedures for triggering the Plan.'

(a) An Acquisition not in compliance with the procedures prescribed in the Plan.

(b) An Acquisition that threatens to cause obvious harm to the corporate value of the Company and, in turn, the common interests of its shareholders through any of the actions below:

- (i) A buyout of share certificates to require such share certificates to be compulsorily purchased by the Company at an inflated price.
- (ii) Management that achieves an advantage for the Acquirer to the detriment of the Company, such as temporary control of the Company's management for the low-cost acquisition of the Company's material assets.
- (iii) Diversion of the Company's assets to secure or repay debts of the Acquirer or its group company.
- (iv) Temporary control of the Company's management to bring about a disposal of high-value assets that have no current relevance to the Company's business and declaring temporarily high dividends from the profits of the disposal, or selling the shares at a high price taking advantage of the opportunity afforded by the sudden rise in share prices created by the temporarily high dividends.

(c) Certain Acquisitions that threaten to have the effect of forcing shareholders into selling share certificates, such as coercive two-tiered tender offers (meaning acquisitions of shares including tender offers that do not offer to acquire all shares in the initial acquisition, and set unfavorable acquisition terms for the second stage or do not set clear terms for the second stage).

(d) Acquisitions that do not provide the Board of Directors with the period of time reasonably necessary to produce an alternative proposal to the Acquisition.

(e) Acquisitions in which the Essential Information or any other information considered reasonably necessary to assess the Acquisition terms is not provided to shareholders, or the provision of such information (if any) is inadequate.

(f) Acquisitions whose terms (including amount and type of consideration, the Acquisition schedule, the legality of the Acquisition method, the probability of the Acquisition being effected, post-Acquisition management policies and business plans, post-Acquisition policies relating to the Company's minority shareholders, employees, business partners, customers and any other stakeholders in the Company) are inadequate or inappropriate in light of the Company's intrinsic value.

(g) Acquisitions that materially threaten to harm the corporate value of the Company and, in turn, the common interests of shareholders by destroying tangible and intangible management resources and personnel networks with employees and business partners of the Company group, which are indispensable to the generation of the value of the corporate brand *SHISEIDO* and the Company's corporate value.

(4) Outline of the gratis allotment of Stock Acquisition Rights (see NOTE 9)

An outline of the gratis allotment of Stock Acquisition Rights intended for implementation under the Plan is described below. The particulars of the matters regarding the gratis allotment of Stock Acquisition Rights will be determined by the Board of Directors to the extent not conflicting with the matters set forth below.

(a) Number of Stock Acquisition Rights

The Company will implement a gratis allotment of Stock Acquisition Rights in the same number as the final and total number of issued and outstanding shares in the Company (excluding the number of shares in the Company held by the Company at that time) on a certain date (the "Allotment Date") that is determined by the Board of Directors in a resolution relating to the gratis allotment of Stock Acquisition Rights ("Gratis Allotment Resolution").

(b) Shareholders eligible for allotment

The Company will implement the gratis allotment of Stock Acquisition Rights by allotting the Stock Acquisition Rights to those shareholders, other than the Company, who appear or are recorded in the Company's final register of shareholders or register of beneficial shareholders on the Allotment Date, at a ratio of one Stock Acquisition Right for every one share held.

(c) Effective date of gratis allotment of Stock Acquisition Rights

The Board of Directors will determine the effective date of the gratis allotment of Stock Acquisition Rights in the Gratis Allotment Resolution.

(d) Number of shares to be acquired upon exercise of the Stock Acquisition Rights

The number of shares in the Company to be acquired upon exercise of each Stock Acquisition Right (the "Applicable Number of Shares") shall be one share.

(e) The amount to be contributed upon exercise of the Stock Acquisition Rights

Contributions upon exercise of the Stock Acquisition Rights are to be in cash, and the amount per share to be contributed upon exercise of the Stock Acquisition Rights will be

an amount determined by the Board of Directors in the Gratis Allotment Resolution within the range between one yen and any amount equivalent to 50% of the fair market value. The "fair market value" means the average closing price of regular transactions of the Company's shares at the Tokyo Stock Exchange for the ninety (90) days (excluding any day on which transactions are not completed) before the date immediately prior to the Gratis Allotment Resolution, and any fraction of a yen shall be rounded up to the nearest whole yen.

(f) Exercise period of the Stock Acquisition Rights

The commencement date will be a date determined by the Board of Directors in the Gratis Allotment Resolution (this commencement date of the exercise period shall be referred to as the "Exercise Period Commencement Date"), and the period will be a period from one month to three months long as determined by the Board of Directors in the Gratis Allotment Resolution; provided, however, that if there is an acquisition of the Stock Acquisition Rights by the Company as set out in paragraph (*i*) below, the exercise period for the Stock Acquisition Rights with respect to that acquisition will be up to and including the day immediately prior to the relevant acquisition date. Further, if the final day of the exercise period falls on a holiday for the payment place for the cash payable upon exercise, the final day will be the preceding business day.

(g) Conditions for the exercise of the Stock Acquisition Rights

As a general rule, the following parties may not exercise the Stock Acquisition Rights:

(i) Specified Large Holders (see NOTE 10);

(ii) Joint Holders of Specified Large Holders (see NOTE 11);

(iii) Specified Large Purchasers (see NOTE 12);

(iv) Persons having a Special Relationship (see NOTE 8) with Specified Large Purchasers;

(v) Any transferee of or successor to the Stock Acquisition Rights of any party falling under (i) through (iv) without the approval of the Board of Directors; or

(vi) Any Affiliated Party (see NOTE 13) of any party falling under (i) through (v).

Further, nonresidents of Japan who are required to follow certain procedures under foreign laws and regulations to exercise the Stock Acquisition Rights may not as a general rule exercise the Stock Acquisition Rights (provided, however, that certain nonresidents such as those who may use any exemption provision under applicable laws and regulations in such foreign country will be able to exercise the Stock Acquisition Rights, even if they are nonresidents of Japan, and the Stock Acquisition Rights held by nonresidents will be subject to acquisition as set out in paragraph (*i*) below).

(h) Assignment of the Stock Acquisition Rights

Any acquisition of the Stock Acquisition Rights by assignment requires the approval of the Board of Directors.

(*i*) Acquisition of the Stock Acquisition Rights by the Company

(i) At any time on or before the date immediately prior to the Exercise Period Commencement Date, if the Board of Directors recognizes that it is appropriate for the Company to acquire the Stock Acquisition Rights, the Company may, on a day that falls on a date specified by the Board of Directors, acquire all of the Stock Acquisition Rights without consideration.

(ii) On a day that falls on a date determined by the Board of Directors, the Company may acquire all of the Stock Acquisition Rights that have not been exercised before or on the day immediately prior to such date determined by the Board of Directors, that are held by parties other than those parties falling under 2.4(g)(i) through 2.4(g)(vi) above and, in exchange, deliver shares of the Company in the number of the Applicable Number of Shares for every one Stock Acquisition Right. Further, if, after the date upon which the acquisition takes place, the Board of Directors recognizes the existence of any party holding Stock Acquisition Rights other than those parties falling under 2.4(g)(i) through 2.4(g)(vi) of above, the Company may, on a day falling on a date determined by the Board of Directors after the date upon which the acquisition described above takes place, acquire all of the Stock Acquisition Rights held by that party that have not been exercised by or on the day immediately prior to a date determined by the Board of Directors (if any) and, in exchange, deliver shares of the Company in the number of the Applicable Number of Shares for every one Stock Acquisition Right. The same will apply thereafter.

(5) Effective period of the Plan

The period for the assignment of the authority to decide matters relating to implementation of the gratis allotment of Stock Acquisition Rights under the Plan (the "Effective Period") shall be the period until the conclusion of the ordinary general meeting of shareholders relating to the fiscal year ending March 2008, which is the final fiscal year of the Three-Year Plan, in order for the Effective Period to run simultaneously with the duration of the Three-Year Plan.

(6) Abolition and amendment of the Plan

If, before the expiration of the Effective Period, (a) a general meeting of shareholders of the Company passes a resolution to withdraw the assignment to the Board of Directors to decide matters relating to the gratis allotment of Stock Acquisition Rights under the Plan, or (b) the Board of Directors passes a resolution to abolish the Plan, the Plan shall be abolished at that time. Therefore, it is possible to abolish the Plan in accordance with the shareholders' intent.

Further, (c) the Board of Directors may revise or amend the Plan during the Effective Period of the Plan, if such revision or amendment is not against the purpose of the assignment by the general meeting of shareholders(including cases where any law, regulation, stock exchange rules or the like concerning the Plan is established, amended or abolished and it is appropriate to reflect such establishment, amendment or abolition, cases where it is appropriate to revise the wording for reasons such as typographical errors and omissions, and cases where such revision or amendment does not detriment the Company's shareholders, and the like), and subject to the approval of the independent committee.

If the Plan is abolished or amended, the Company will promptly disclose facts including the fact that such abolition or amendment has taken place, and (in the event of an amendment) the details of the amendment and any other matters.

(7) Revision due to amendment to laws and ordinances

The provisions of laws or regulations referred in this item of business are based on the prevailing provisions as of May 11, 2006. If it becomes necessary after such date to amend the terms and conditions or definitions of terms set out in the paragraphs above due to formulation, amendment or abolishment of laws and regulations, the terms and conditions or definitions of terms set out in the paragraphs above shall be read accordingly from time to time to a reasonable extent by the Board of Directors taking into account the purposes of such formulation, amendment or abolishment.

NOTE 1: The Rules of the Independent Committee are expected to set out the following matters.

- There shall be no less than three (3) members of the independent committee, and the Board of Directors shall elect the members from outside Directors and outside Corporate Auditors who are independent from the management that conducts the execution of the business of the Company. However, if the number of such outside Directors and outside Corporate Auditors is less than the number of the members set out in the Rules of the Independent Committee due to outside Directors or outside Corporate Auditors being unable to carry out their duties, the Board of Directors may elect members from among outside experts who satisfy certain qualifications. Such experts must be experienced corporate managers, parties with knowledge of the investment banking industry, lawyers, certified public accountants, researchers whose research focuses on Corporation Act of Japan or the like, or parties of similar qualifications, and must have executed with the Company an agreement separately specified by the Board of Directors that contains a provision obligating them to exercise the duty of care of a good manager or a similar provision.
- The term of office of members of the independent committee shall be, in principle, until the expiry of the effective period of the Plan. However, the term of office of any member of the independent committee who is an outside Director or outside Corporate Auditor shall end in the event that they cease to be a Director or Corporate Auditor (except in the case of their re-appointment).
- The independent committee shall make decisions on the matters set out in the Plan, and determine whether to introduce a takeover defense other than the Plan and any other matters in respect to which the Board of Directors has consulted the independent committee.
- Meetings of the independent committee shall be convened by any member of the independent committee and resolutions of meeting of the independent committee shall, as a general rule, pass with a majority when at least two-thirds of the members of the independent committee are in attendance.

NOTE 2: Defined in Article 27-23(1) of the Securities and Exchange Act of Japan. Unless otherwise provided for in this Item of Business, this definition is applied throughout this Item of Business.

NOTE 3: Including persons described as a holder under Article 27-23(3) of the Securities and Exchange Act of Japan (including persons deemed to fall under the above by the Board of Directors). The same is applied throughout this Item of Business.

NOTE 4: Defined in Article 27-23(4) of the Securities and Exchange Act of Japan. This definition is applied throughout this Item of Business.

NOTE 5: Defined in Article 27-2(1) of the Securities and Exchange Act of Japan. This definition is applied in paragraph (a)(ii) of 2.2, "Procedures for triggering the Plan" under Section 2 "Plan details," and NOTE 12 of this Item of Business.

NOTE 6: Defined in Article 27-2(6) of the Securities and Exchange Act of Japan. This definition is applied throughout this Item of Business.

NOTE 7: Defined in Article 27-2(8) of the Securities and Exchange Act of Japan. This definition is applied throughout this Item of Business.

NOTE 8: Defined in Article 27-2(7) of the Securities and Exchange Act of Japan (including persons deemed to fall under the above by the Board of Directors); provided, however, that persons provided for in Article 3(1) of the Cabinet Office Regulations concerning Disclosure of a Tender Offer by an Acquirer other than the Issuing Company are excluded from the persons described in Article 27-2(7)(i) of the Securities and Exchange Act of Japan. The same is applied throughout this Item of Business.

NOTE 9: Even if the Company becomes an issuer of multiple classes of shares (Article 2(13) of the Corporation Act) in the future, the class of (i) the shares of the Company to be issued in response to the exercise of Stock Acquisition Rights and (ii) the shares to be delivered in exchange for the acquisition of Stock Acquisition Rights shall be the same as the shares being issued by the Company at the time of the Ordinary General Meeting of Shareholders (i.e., common shares).

NOTE 10: "Specified Large Holder" means, in principle, a party who is a holder (including any person who is described as a holder under Article 27-23(3) of the Securities and Exchange Act) of share certificates, etc., issued by the Company and whose holding ratio of share certificates, etc. in respect of such share certificates, etc. is at least 20% (including any party who is deemed to fall under the above by the Board of Directors). Provided, however, that a party that the Board of Directors recognizes as a party whose acquisition or holding of share certificates, etc., of the Company is not contrary to the Company's corporate value or the common interests of shareholders or other party that the Board of Directors determines in the Gratis Allotment Resolution is not a Specified Large Holder. This applies to this Item of Business.

NOTE 11: "Joint Holder" means a joint holder defined in Article 27-23(5) of the Securities and Exchange Act, and includes any party who is deemed to be a joint holder in accordance with Article 27-23(6) of the Securities and Exchange

Act (including any party who is deemed to be a joint holder by the Board of Directors). This applies to this Item of Business.

NOTE 12: "Specified Large Purchaser" means, in principle, a person who makes a public announcement of purchase, etc., (as defined in Article 27-2(1) of the Securities and Exchange Act; the same applies this Item of Business) of share certificates, etc., issued by the Company through a tender offer and whose ratio of ownership of share certificates, etc., in respect of such share certificates, etc., owned by such person after such purchase, etc., (including similar ownership as prescribed in Article 7(3) of the Order of the Enforcement of the Securities and Exchange Act) is at least 20% when combined with the ratio of ownership of share certificates, etc., of a Person having a Special Relationship. Provided, however, that a party that the Board of Directors recognizes as a party whose acquisition or holding of share certificates, etc., of the Company is not contrary to the Company's corporate value or the common interests of shareholders or other party that the Board of Directors determines in the Gratis Allotment Resolution is not a Specified Large Purchaser. This applies to this Item of Business.

NOTE 13: An "Affiliated Party" of a given party means a person deemed by the Board of Directors to substantially control, be controlled by, or be under common control with such given party, or a party deemed by the Board of Directors to act in concert with such given party. "Control" means to "contol the determination of the financial and business policies" (as defined in Article 3 of the Enforcment Regulations of the Corporation Act) of other corporations or entities.

Eighth Item of Business: Approval of Issuance of stock acquisition rights as Stock Options as executive compensation-type stock options

The Company abolished its traditional policy of officers' retirement gratuities, which had been fixed factors, as of June 29, 2004 on which the 104th Ordinary General Meeting of Shareholders was held and has since endeavored to make its executive compensation system in entirety more transparent and objective. The executive compensation policy of the Company is a result of discussions at the Compensation Advisory Committee of the Company after giving full consideration from the perspective of outsiders, including experts.

Under the executive compensation policy of the Company, the portion of basic compensation and the percentage of performance-linked compensation, which fluctuates according to the rates of achievement of performance targets and stock prices, have been almost both in equal rate. The performance-linked compensation consists of bonuses payable based on annual performances, the "stock compensation-type stock options as medium-term incentives" based on the targets of the three-year plan, which has started as from April 1, 2005, and the "stock options as long-term incentives", which place emphasis on sharing interests with its shareholders. Thus, the new policy is designed to motivate the officers of the Company to engage in management while having constant awareness of operating results and stock prices from not only single-year but also medium- and long-term perspectives. The Company will submit the item of business relating to two types of stock options for the executive compensation systems as foresaid to the 106th Ordinary General Meeting of Shareholders.

For the reason that allotment of stock acquisition rights as Stock options to Directors is deemed as a part of remuneration, etc. payable to Directors following the enforcement of the Corporate Law of Japan (Law No. 86 of 2005)*, this item of business enables the Company to grant stock acquisition rights as remuneration to Directors in addition to the remuneration payable to Directors as a group (not higher than ¥30 million per month) which was approved at the 89th Ordinary General Meeting of Shareholders held on June 29, 1989.

The number of Directors is currently seven. In the event that the fourth item of business (election of 9 Directors) is approved as proposed at its 106th Ordinary General Meeting of Shareholders, the number of Directors will be nine. But the Company does not intend to grant stock acquisition rights as remuneration under this item of business to two (2) outside Directors.

Note: In Article 361 of Corporate Law of Japan, financial benefits receivable as a consideration for the execution of duties from the Company such as remuneration, bonus and others are defined to as "Remuneration, etc.", with which the term "Remuneration, etc."stated in this item of business is synonymous.

1. Stock compensation-type stock options as medium-term incentives

Reason for the issuance of stock acquisition rights:

To make the Directors of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company intends to issue stock acquisition rights as stock options, free of charge.

The Company grants to Directors mid-term incentive stock option for the fiscal year ending March 31, 2007, which Directors may exercise at the exercise price of ¥1 per each stock acquisition right for the purpose of enhancing recognition for improvement of results of operation and rise of the share price of the Company, sharing merits and risks associated with the share price of the Company with shareholders. Provided, however, that for the fiscal year ending March 31, 2007 the Company intends to grant three (3) Directors whose positions as Executive Officers were promoted stock acquisition rights in accordance with the positions after promotion. The Company proposes to set forth ¥30,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights (15 or less)) per year as the limit of remuneration for Directors in the form of allotments of stock acquisition rights stated below as stock options.

(1) The number of shares which may be issued upon exercise of stock acquisition rights:

The number of shares which may be issued upon exercise of one stock acquisition right will be 1,000 ordinary shares (the "Subject Number of Shares").

Furthermore, in the event that the Company shall adjust the Subject Number of Shares such as share sprit or share consolidation, the Company may adjust the Subject Number of Shares to the reasonable extent.

(2) Amount paid at the exercise of stock acquisition rights:

Cash payment shall be required for the exercise of stock acquisition rights. The payment required for exercise of stock acquisition rights shall be made in cash. The exercise price per share be ¥ one (1) and the total payment required shall be an amount obtained multiplying ¥1 by the "Subject Number of Shares".

(3) Stock acquisition right exercise period:

From July 1, 2008 to June 30, 2011

(4) Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2. Notwithstanding the above provision, if any grantee of stock acquisition rights leaves office as Director or corporate officer of the Company due to retirement upon expiration of the term of office, his/her death or any other good reason on or after July 31, 2006 up to March 31, 2008, the number of stock acquisition rights that he/she is entitled to exercise shall be reduced in accordance with the period of his/her service as such.

3. Based on the target ratio of 8% of operating income to sales on a consolidated basis for the year ending March 31, 2008, only if and when the rate of achievement of actual performance to the target is 90% or more, any grantee of stock acquisition rights shall be entitled to exercise his/her stock acquisition rights according to the rate of achievement; provided, however, that the rate of achievement so calculated shall not exceed 110%.

4. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights.

(5) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

(6) Other Details of Stock Acquisition Rights:

The details of items 1 to 5 and matters other than items 1 to 5 shall be determined at the meeting of the Board of Directors in which the issuance of the stock acquisition rights will be resolved.

2. Stock options as long-term incentives

Reason for the issuance of stock acquisition rights:

To link compensation of the Directors of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the corporate value of the whole Shiseido Group, the Company grants stock options to the 7 Directors, excluding the outside Directors, for the fiscal year ending March 31, 2007.

For the fiscal year ending March 31, 2007 the Company proposes to set forth ¥40,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights (85 or less)) per year as the limit of remuneration for Directors in the form of allotments of stock acquisition rights stated below as stock options.

(1) The number of shares which may be issued upon exercise of stock acquisition rights:

The number of shares which may be issued upon exercise of one stock acquisition right will be 1,000 ordinary shares (the "Subject Number of Shares").

Furthermore, in the event that the Company shall adjust the Subject Number of Shares such as share sprit (including allotment of Company shares without compensation) or share consolidation, the Company may adjust the Subject Number of Shares to the reasonable extent.

(2) Amount paid at the exercise of stock acquisition rights:

Cash payment shall be required for the exercise of stock acquisition rights. The amount shall be obtained by multiplying the exercise price per share as defined below by the Subject Number of Shares.

The exercise price per share (the "Exercise Price") delivered at the exercise of stock acquisition rights shall be an amount obtained by multiplying the average of the closing prices (regular way) of the Company for 20 days (excluding days on which no trading was reported) retroactively commencing the day preceding the allotment day on the Tokyo Stock Exchange by 1.05 with any fraction of ¥1 rounded upward; provided however, that the Exercise Price shall not be below the closing price on the allotment day.

Furthermore, in the event that the Company sprits or consolidate its shares or issue new shares at the issue price below the current market price of the Company (excluding issue of shares upon exercise of stock acquisition rights), the aforementioned Exercise Price shall be adjusted to the reasonable extent.

(3) Exercise Period of Stock Acquisition Rights:

The Board of Directors will decide the exercise period within the period on and from the day following the day on which the Board of Directors determines the terms and conditions for offering the stock acquisition rights to the day on which 10 years have elapsed.

(4) Terms and conditions of the exercise of stock acquisition Rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights.

(5) Transfer Restriction of Stock Acquisition Rights:

Any transfer of stock acquisition rights shall be subject to approval of the Board of Directors of the Company.

(6) Other Details of Stock Acquisition Rights:

The details of items 1 to 5 and matters other than items 1 to 5 shall be determined at the meeting of the Board of Directors in which the issuance of the stock acquisition rights will be resolved.

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